Exhibit 99.3

MAXAR TECHNOLOGIES

THE NEXUS OF THE NEW SPACE ECONOMY

2017 ANNUAL REPORT

ABOUT MAXAR

Maxar Technologies (formerly MacDonald, Dettwiler and Associates) is a leading global provider of advanced space technology solutions for commercial and government markets including satellites, Earth imagery, geospatial data and analytics, is at the nexus of the new space economy, developing and sustaining its infrastructure and delivering the products, services, systems and solutions that make it possible.

As a trusted partner, Maxar Technologies provides unmatched end-to-end advanced systems capabilities and integrated solutions expertise to help our customers anticipate and address their most complex mission critical challenges with confidence. With more than 6,500 employees in over 31 locations, the Maxar Technologies portfolio of commercial space brands includes: SSL, MDA, DigitalGlobe, and Radiant Solutions. Every day millions of people rely on Maxar Technologies to communicate, share information and data, and deliver insights that empower a better world.

Maxar trades on the Toronto Stock Exchange and New York Stock Exchange as MAXR

FINANCIAL HIGHLIGHTS
Results of Operations	2017	2016	2015	2014	2013
($ millions, except per share amounts)

Revenues	1,631.2	1,557.5	1,657.1	1,900.4	1,765.0
Adjusted EBITDA[1]	378.7	267.6	285.6	307.0	304.2
Adjusted earnings[1]	172.0	159.5	172.4	189.1	174.1
Adjusted earnings per share[1]	4.16	4.37	4.74	5.24	4.97

Net earnings	100.4	105.6	112.5	46.2	100.8
Net earnings per share, basic	2.44	2.90	3.11	1.28	2.88
Net earnings per share, diluted	2.43	2.83	3.02	1.28	2.88
Cash dividend per common share	C$1.48	C$1.48	C$1.48	C$1.30	C$1.30

Financial Position as at December 31,	2017	2016	2015	2014	2013
($ millions)

Total assets	6,657.3	2,561.2	2,609.1	2,569.9	2,429.7
Total long-term debt	2,961.0	600.7	712.7	650.3	560.7
Shareholders' equity	2,013.6	863.0	800.4	693.0	748.5
Order backlog	3,321.2	1,776.8	2,085.7	2,666.9	2,812.1

1 This is a non-IFRS financial measure.

1,765
1,900
1,657
1,558
1,631
2013
2014
2015
2016
2017

REVENUES
($ millions)

304
307
286
268
379
2013
2014
2015
2016
2017

ADJUSTED EBITDA
($ millions)

4.97
5.24
4.74
4.37
4.16
2013
2014
2015
2016
2017

ADJUSTED EARNINGS PER SHARE
($)

2,812
2,667
2,086
1,777
3,321
2013
2014
2015
2016
2017

ORDER BACKLOG
($ millions)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2017

This management’s discussion and analysis (“MD&A”), dated February 22, 2018, should be read in conjunction with the cautionary statement regarding forward-looking statements below and Maxar Technologies Ltd.’s (“Maxar” or the “Company”) audited consolidated financial statements and accompanying notes for the year ended December 31, 2017  (the “consolidated financial statements”).  Unless otherwise indicated, the results reported herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  An additional advisory with respect to the use of non-IFRS financial measures is set out in the section entitled “Non-IFRS Financial Measures” of this MD&A. All quarterly and pro forma information disclosed in this MD&A is based on unaudited figures.

In this report, Maxar and the Company refer to Maxar Technologies Ltd. and its subsidiaries. This year and 2017 mean the fiscal year ended December 31, 2017.  Last year, prior year and 2016 mean the fiscal year ended December 31, 2016, and  2015 means the fiscal year ended December 31, 2015.  This quarter means the three months ended December 31, 2017.

Effective December 31, 2017, the Company changed its presentation currency from the Canadian dollar (“C$”) to the United States (“U.S.”) dollar to more accurately reflect the predominant currency of the Company's revenue, expenses and cash flows after the acquisition of DigitalGlobe, Inc. (“DigitalGlobe”) and to enhance comparability with its industry peer group.  All dollar amounts reported in this MD&A are in U.S.  dollars unless otherwise noted. Refer to the section entitled “Change in Presentation Currency” of this MD&A for further discussion.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain “forward-looking statements” or “forward-looking information” under applicable securities laws. Forward-looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements in this MD&A are statements which are not historical fact and involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties.  Such forward-looking statements may include, but are not limited to, statements regarding: future growth opportunities, expected earnings, expected capital expenditures, future financing requirements and estimated future dividends; the expected benefits from the Company’s acquisition of DigitalGlobe; the impact of the Company’s acquisition of DigitalGlobe on the Company’s earnings, credit rating, estimated enterprise value and growth rate; the expectation that the Company and its subsidiaries will remain compliant with debt covenants and other contractual obligations; the expected timeline for the Company to fully implement its plan to domicile the ultimate parent of DigitalGlobe in the U.S. by the end of 2019 and the expected benefits therefrom; additional acquisition and integration related costs in future periods; the implementation of the security control agreement; business and financial outlook; the scope and anticipated revenues of customer contracts; the scope and expected benefits of the restructuring and enterprise improvement initiatives; the capabilities of the satellites built by the Company; the sources of liquidity the Company expects to use to meet its anticipated cash requirements; and the outcome of legal proceedings involving the Company.

Forward-looking statements in this MD&A are based on certain key expectations and assumptions made by the Company. Although the management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. The material assumptions upon which such forward-looking statements are based include, among others, assumptions with respect to: market, industry and general economic conditions; the operations of the operating businesses of the Company continuing on a basis consistent with prior years; growth in demand for the products and services of the Company’s businesses; the ability of the Company to access financing from time to time on favorable terms; the continuation of executive and operating management or the non-disruptive replacement of them on competitive terms; currency exchange and interest rates being reasonably stable at current rates; the realization of expected benefits and synergies from the Company’s acquisition of DigitalGlobe; compliance with the U.S. regulatory requirements and the requirements of the National Industrial Security Program Operating Manual related to the implementation of the security control agreement and the facility clearance for the offices of certain subsidiaries of the Company; the Company’s continuing ability to effectively service customers and there being no adverse changes to customer priorities and funding levels; the Company’s continuing ability to implement the enterprise improvement initiatives; the Company’s continuing ability to meet technical specifications and complete the contracts with minimal cost overrun; the Company building its satellites to reliable design specifications; the accuracy of the Company’s current plans and forecasts; and the accuracy of management’s current assessment of the outcome of legal proceedings involving the Company. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Additionally, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results and expectations to differ materially from the anticipated results or expectations expressed in this MD&A.  The Company cautions readers that should certain risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. The risks that could cause actual results to differ materially from current expectations include, but are not limited to: the Company’s ability to generate a sustainable order rate for its satellite manufacturing operations in a market where the number of satellite construction contracts awarded varies annually; changes in government policies, priorities, regulations or government agency mandates, or funding levels through agency budget reductions, the imposition of budgetary constraints or a decline in government support or deferment of funding for programs in which the Company or its customers participate; the Company’s ability to effectively execute its U.S. government access plan and realize anticipated benefits of contract awards from the U.S. government and failure by the Company to comply with U.S. regulations could result in penalties or suspension; certain U.S. subsidiaries of the Company are subject to the requirements of the National Industrial Security Program Operating Manual for their facility security clearance, which is a prerequisite for their ability to obtain and perform on classified contracts for the U.S. government; quality issues, failure of systems to meet performance requirements, potential for product liability, or the occurrence of defects in products or systems could result in lost revenue and harm to the Company’s reputation; failure to anticipate changes in technology, technical standards and offerings or comply with the requisite standards, or failure to maintain technological advances and offer new products to retain customers and market position; significant competition with competitors that are larger or have greater resources, and where foreign currency fluctuations may increase competition from the Company’s non-United States competitors; changes in regulations, telecommunication standards and laws in the countries in which the Company conducts business; export restrictions or the inability to obtain export approvals; failure to obtain necessary regulatory approvals and licenses, including those required by the United States government; a competitive advantage for competitors not subject to the same level of export control or economic sanctions laws and regulations faced by the Company; exposure to fines and/or legal penalties under U.S. and Canadian securities regulations; exposure to fines and/or legal sanctions under anti-corruption laws; the Company’s ability to attract and retain qualified personnel; reliance on information technology systems and threats of disruption from security breaches and cyber-attacks; the Company’s ability to receive satellite imagery, including from third parties for resale and performance issues on the Company’s on-orbit satellite; potential infringement of the intellectual property rights of others and inadequate protection of the Company’s intellectual property rights; failure to identify, acquire, obtain the required regulatory approvals, or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies into the Company without substantial expenses, delays or other operational, regulatory, or financial problems; the Company’s ability to obtain certain satellite construction contracts depends, in part, on its ability to provide the customer with partial financing of working capital and any financing provided by the Company may not be repaid or the Company may be called upon to make payments; uncertainty in financing arrangements and failure to obtain required financing on acceptable terms, or credit agreements may contain restrictive covenants which may be limiting; risks inherent with performance on fixed price contracts, particularly the ability to contain cost overruns and schedule delays; certain customers are highly leveraged and may not fulfil their contractual payment obligations, including vendor financing; the risk that the Company will not be able to access export credit financing to facilitate the sale of the Company’s communication satellites and other products to non-Canadian and non-United States customers; exposure to foreign currency fluctuations; natural disasters or other disruptions affecting the Company's operations; and failure to comply with environmental regulations.

There may be additional risks and uncertainties applicable to the Company related to its acquisition of DigitalGlobe, including that: the Company may not realize all of the expected benefits of the acquisition or the benefits may not occur within the time periods anticipated; the Company incurred substantial transaction fees and costs in connection with the acquisition; significant demands will be placed on the managerial, operational and financial personnel and systems of the Company to support the expansion of operations as a result of the acquisition; the Company may not have discovered undisclosed liabilities in the course of the due diligence review of DigitalGlobe and the Company as a successor owner may be responsible for such undisclosed liabilities; and the Company is a target of appraisal proceedings which could result in substantial costs.

For additional information with respect to certain of these risks or factors, reference should be made to the section entitled “Business Risks and Uncertainties” of this MD&A and the notes to the consolidated financial statements for the year ended December 31, 2017, as well as to the Company’s continuous disclosure materials filed from time to time with Canadian securities regulatory authorities, which are available online  under the Company’s SEDAR profile at www.sedar.com, under the Company’s EDGAR profile at www.sec.gov or on the Company’s website at www.maxar.com.

The foregoing lists are not intended to be exhaustive and there may be other key risks that are not listed above that are not presently known to the Company or that the Company currently deems immaterial.  Should one or more of these or other risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by the forward-looking statements contained in this MD&A. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this MD&A.

The forward-looking statements contained in this MD&A are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this MD&A or other specified date and speak only as of such date.  The Company disclaims any intention or obligation to update or revise any forward-looking statements in this MD&A as a result of new information, future events or otherwise, other than as may be required under applicable securities law.

COMPANY PROFILE

On October 5, 2017, the Company announced that MacDonald, Dettwiler and Associates Ltd. was renamed Maxar Technologies Ltd.  Maxar is an  industry-leading vertically integrated space and geospatial intelligence company with a full range of space technology solutions for commercial and government customers including satellites, Earth imagery, geospatial data and analytics.  Maxar's business is focused on markets and customers with strong recurring revenue potential. The Company’s comprehensive capabilities in business and program management, systems engineering, systems integration, testing, and support services address complex customer requirements through the full solutions life cycle. In addition, the Company conducts a significant amount of advanced technology development.

Acquisition of DigitalGlobe

On October 5, 2017, the Company and DigitalGlobe completed their previously announced merger transaction in accordance with the agreement and plan of merger (the “Merger Agreement”) dated February 24, 2017 between the Company, a corporation organized under the laws of British Columbia, DigitalGlobe, Maxar Technologies Holdings Inc. (formerly known as SSL MDA Holdings, Inc.), a Delaware corporation and wholly owned subsidiary of the Company (“Maxar Holdings”) and Merlin Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Maxar Holdings (“Merger Sub”), pursuant to which, among other things, Merger Sub merged with and into DigitalGlobe (the “DigitalGlobe Transaction”), with DigitalGlobe surviving the merger as an indirect wholly owned subsidiary of the Company.

Under the terms of the Merger Agreement, each DigitalGlobe common share was exchanged for $17.50 in cash and 0.3132 Maxar common shares, representing a per share value of $17.50 based on Maxar's unaffected closing share price of C$73.40 on the Toronto Stock Exchange (“TSX”) on February 16, 2017, the day prior to market speculation about a potential combination, and a C$/U.S.$ exchange ratio of 0.7612. Using Maxar’s share price and foreign exchange rates on October 5, 2017, the total purchase consideration amounted to approximately $2.3 billion.

The DigitalGlobe Transaction brings together complementary space-related capabilities, creating a company uniquely positioned to capture growth in the U.S., Canadian and global Earth observation and geospatial services markets given its ability to provide complete, end-to-end space systems, earth imagery and geospatial solutions. Together, the DigitalGlobe Transaction will leverage a full suite of space-related capabilities, including communications and Earth observation satellites and robotics, ground stations, integrated electro-optical and radar imagery, and advanced data analytics. Additionally, the combined company will provide cloud-based information services that allow commercial and government customers worldwide to better understand activity across the changing planet.

On October 5, 2017, in connection with the DigitalGlobe Transaction, the Company entered into an amended and restated Credit Agreement providing for $3.75 billion in financing (the “Financing”). The Financing has been used to acquire DigitalGlobe’s equity, refinance DigitalGlobe's debt, refinance Maxar's debt, pay transaction fees and expenses, fund working capital, and for general corporate purposes. Total debt drawn under the Financing at closing on October 5, 2017 amounted to $3.2 billion. Refer to the section entitled “Liquidity” of this MD&A for further discussion of the Financing.

Maxar’s established global customer base is now served by more than 6,500 employees operating from 21 locations in the United States, Canada, and internationally.

Prior to the DigitalGlobe Transaction, the Company's common shares traded on the TSX under the symbol MDA.  During the second quarter of 2017, the Company successfully registered its common shares with the U.S. Securities and Exchange Commission and after closing the DigitalGlobe

Transaction, Maxar began trading as a dual-listed company on both the TSX and the New York Stock Exchange under the symbol MAXR.

Executive Management and Board of Directors Changes

On October 5, 2017, the Company made several executive management appointments concurrent with closing the DigitalGlobe Transaction. The appointments strengthen and position the Company to serve the U.S. government, international governments and the Company’s commercial customers as a mission-critical partner with an expanded portfolio of space technology solutions.

Notable appointments at the Executive Vice President level include:

•

William McCombe as Executive Vice President and Chief Financial Officer of the Company.  Mr. McCombe succeeds Anil Wirasekara, who stepped down after serving in that role for 23 years. Mr. McCombe previously served as Senior Vice President and Chief Financial Officer of Maxar Holdings. Mr. Wirasekara will continue with Maxar Holdings and serve as the senior financial executive based in Canada, reporting to Chief Executive Officer Howard L. Lance, with a significant portfolio of responsibilities;

•

Timothy M. Hascall as Executive Vice President and Chief Operations Officer of Maxar Holdings. Mr. Hascall previously served as Executive Vice President responsible for the Imagery business unit at DigitalGlobe, including operations and customer experience; and

•

Dr. Walter S. Scott as Executive Vice President and Chief Technology Officer of Maxar Holdings. Dr. Scott is the founder of DigitalGlobe and previously served as Chief Technology Officer and executive leader of the Platform and Services businesses for the company. He founded DigitalGlobe in 1992 as WorldView Imaging Corporation, the first company to receive a high-resolution commercial remote sensing license from the U.S. government.

Notable appointments at the business unit level include:

•

Daniel Jablonsky as President of DigitalGlobe, a Maxar company. Mr. Jablonsky previously served as General Manager of the U.S. and International Defense and Intelligence businesses at DigitalGlobe and concurrently as Senior Vice President and General Counsel of DigitalGlobe.

•

Tony Frazier as President of Radiant Solutions, a newly created business unit formed from the combination of MDA Information Systems LLC and DigitalGlobe’s Radiant division. Mr. Frazier previously served as Senior Vice President and General Manager of DigitalGlobe’s Radiant division.

In June 2017, the Company appointed Dario Zamarian as Group President of SSL, a Maxar company, succeeding John Celli, who retired after 36 years of service. Mr. Zamarian’s responsibilities include all of the satellite and space systems markets that SSL serves including GEO communications, LEO communications and Earth observation, space infrastructure services and U.S. government systems.

In January 2018, the Company appointed Mike Greenley as Group President of MDA, a Maxar company with internationally recognized leadership in space robotics, satellite antennas and subsystems, surveillance and intelligence solutions, and defense and maritime systems. Mr. Greenley’s responsibilities include surveillance and intelligence, robotics and other space systems markets that the Company serves from Canada. Mr. Greenley succeeds Don Osborne who retired from the Company effective October 31, 2017.

Howell M. Estes III, L. Roger Mason, Jr. and Nick S. Cyprus, all of whom served as directors of DigitalGlobe immediately prior to the closing of the DigitalGlobe Transaction and were elected to the Company’s board of directors at the Company’s annual and special meeting of shareholders held on July 27, 2017 conditional on the completion of the DigitalGlobe Transaction, joined the Company’s board of directors on October 5, 2017. The Company’s board of directors now consists of eleven directors.

Security Control Agreement and U.S Access Plan

On January 26, 2017, the Company, together with its U.S. based subsidiary, Maxar Holdings, and the U.S. Department of Defense entered into a Security Control Agreement (“SCA”) and began operating under the agreement. The SCA allows the Company’s subsidiaries to hold facility clearances necessary to pursue and execute classified U.S. government programs in the U.S. government space and defense markets.  In February 2017, the Company received facility security clearance for the offices of Maxar Holdings and the proxy board at MDA Information Systems LLC was dissolved.  On February 2, 2018, the Defense Security Service granted facility clearance for the Company’s SSL facility in Palo Alto, California.

The Company will continue to execute its U.S. Access Plan strategy. This will include further reorganization of all or part of the Company’s corporate and operating structure to ensure that the ultimate parent of Maxar Holdings and DigitalGlobe is incorporated in the U.S. by the end of 2019, subject to customary approvals.

Reporting Segments

Subsequent to closing the DigitalGlobe Transaction, the Company changed its financial reporting segments to better align with its product and services offerings after the DigitalGlobe Transaction. The changes to the reporting segments will provide investors with increased transparency and allow for easier comparisons with the Company’s industry peer group.  The Company now reports revenue and adjusted EBITDA based on three reportable segments: Space Systems, Imagery and Services.

Space Systems

In the Space Systems segment, Maxar is a leading supplier of space-based and ground-based infrastructure and information solutions. The Company’s products include communication and imaging satellites, satellite payloads and antenna subsystems, space-based and airborne surveillance solutions, robotic systems and associated ground infrastructure and support services. The Company’s offerings serve multiple markets, primarily for communications and surveillance and intelligence applications.  In the communications market, the Company’s solutions provide cost-efficient global delivery of a broad range of services, including television and radio distribution, broadband internet, and mobile communications. In the surveillance and intelligence market, the Company offers end-to-end solutions to monitor changes and activities around the globe to support the operational needs of government agencies, both military and civilian, and commercial customers. The Company also supplies spacecraft and subsystems to the U.S. government, Canadian government and other customers for scientific research and development missions, as well as robotic systems for the space and terrestrial markets. Maxar’s principal customers in the Space Systems segment are government agencies worldwide as well as satellite operators and satellite manufacturers.

The Space Systems segment includes the financial results of the Company’s previously reported Communications and Surveillance and Intelligence segments, except for radar imagery data and services which is now reported under either the Imagery segment or Services segment as described below.

Imagery

In the Imagery segment, Maxar is a leading supplier of integrated electro-optical and radar imagery  sourced from the Company’s own advanced satellite constellation and third-party providers. The Company’s imagery solutions provide customers with accurate and mission-critical information about our changing planet, and support a wide variety of uses, including mission planning, mapping and analysis, environmental monitoring, disaster management, crop management, oil and gas exploration and infrastructure management.  Maxar’s principal customers in the Imagery segment are U.S., Canadian and other international government agencies, primarily defense and intelligence, as well as a wide variety of commercial customers in multiple markets.

The Imagery segment includes the financial results of the DigitalGlobe imagery business as well as Maxar’s legacy radar imagery business.

Services

In the Services segment, Maxar provides geospatial products and services that combine imagery, analytic expertise and innovative technology to deliver integrated intelligence solutions to customers. The Company provides analytic solutions that accurately document change and enable geospatial modeling and analysis that predict where events will occur to help customers protect lives and make resource allocation decisions. Maxar’s primary customer in the services segment is the U.S. government, but many capabilities also support intelligence requirements for other international governments, global development organizations and commercial customers.

The Services segment includes the financial results of DigitalGlobe’s services business, including Radiant Solutions, as well as Maxar’s legacy geospatial services business under its subsidiary MDA Information Systems, LLC.

Change in Presentation Currency

Effective December 31, 2017, the Company changed its presentation currency from the Canadian dollar to the U.S. dollar to more accurately reflect the predominant currency of the Company's revenue, expenses and cash flows after the acquisition of DigitalGlobe and to enhance comparability with its industry peer group.

The change in presentation currency represents a voluntary change that is accounted for retrospectively. The consolidated financial statements of the Company for the periods ended before December 31, 2017 which were based on a Canadian dollar presentation currency have been translated into a U.S. dollar presentation currency as follows: assets and liabilities using the exchange rates prevailing at the balance sheet date; shareholders’ equity using the applicable historical exchange rates prevailing at the dates of transactions; and revenue, expenses and cash flows using average exchange rates for the relevant period.  The change in the presentation currency has resulted in changes to the previously reported foreign currency translation adjustment account which is included as a component of accumulated other comprehensive income.

NON-IFRS FINANCIAL MEASURES

In addition to results reported in accordance with IFRS, the Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include adjusted earnings,  adjusted earnings per share and adjusted EBITDA. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.

In prior periods, the Company used the non-IFRS measures of operating earnings, operating earnings per share and operating EBITDA as supplemental indicators of its financial and operating performance.  Operating earnings and operating earnings per share have simply been renamed adjusted earnings and adjusted earnings per share with no change in definition. Operating EBITDA has been replaced with the new non-IFRS measure adjusted EBITDA.  The only change in definition is that adjusted EBITDA now includes all corporate expenses whereas operating EBITDA only included allocable corporate expenses. In addition, corporate expenses are no longer allocated to operating segments when reporting adjusted EBITDA.  Segment adjusted EBITDA is reported prior to the deduction of corporate expenses. Corporate expenses are now reported in a separate category called Corporate and Eliminations.  All financial information relating to prior periods has been reclassified to conform to the presentation adopted in the current year.

The Company defines adjusted earnings as net earnings excluding the impact of specified items affecting comparability, including, where applicable, non-operational income and expenses, amortization of acquisition related intangible assets, share-based compensation, and other gains or losses. The use of the term “non-operational income and expenses” is defined by the Company as those that do not impact operating decisions taken by the Company’s management and is based upon the way the Company’s management evaluates the performance of the Company’s business for use in the Company’s internal management reports. Income tax expense on adjusted earnings is computed using the substantively enacted income tax rate, adjusted to account for the specified items affecting comparability. Adjusted earnings per share is calculated using diluted weighted average shares outstanding and does not represent actual earnings per share attributable to shareholders. The Company believes that the disclosure of adjusted earnings and adjusted earnings per share allows investors to evaluate the operational and financial performance of the Company’s ongoing business using the same evaluation measures that its management uses, and is therefore a useful indicator of the Company’s performance or expected performance of recurring operations.

The Company defines adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, and adjusted for certain items affecting comparability as specified in the calculation of adjusted earnings. Adjusted EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance. The Company also discloses segment adjusted EBITDA as a measure of each reporting segment’s profitability and contribution to adjusted EBITDA.

Adjusted earnings, adjusted earnings per share and adjusted EBITDA do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company cautions readers to consider these non-IFRS financial measures in addition to, and not as an alternative for, measures calculated in accordance with IFRS.

OVERVIEW

The following table provides selected annual financial information for fiscal years 2015, 2016 and 2017.

Results of Operations	2017		2016		2015
($millions, except per share amounts)
Consolidated revenues		1,631.2		1,557.5		1,657.1
Adjusted EBITDA[1]		378.7		267.6		285.6

Adjusted earnings[1]		172.0		159.5		172.4
Adjusted earnings per share[1]		4.16		4.37		4.74

Net earnings		100.4		105.6		112.5
Net earnings per share, basic		2.44		2.90		3.11
Net earnings per share, diluted		2.43		2.83		3.02
Dividends distributed per common share	C$	1.48	C$	1.48	C$	1.48

Weighted average number of common shares outstanding[2]:
(millions)
Basic		41.2		36.4		36.2
Diluted		41.3		36.5		36.3
Financial Position, as at December 31		2017		2016		2015
($millions)
Total assets		6,657.3		2,561.2		2,609.1
Total non-current financial liabilities[3]		3,047.5		620.5		732.1
Shareholders’ equity		2,013.6		863.0		800.4

[1]	This is a non-IFRS financial measure. Refer to section “Consolidated Results” for a reconciliation of adjusted EBITDA and adjusted earnings to net earnings.
[2]

In May 2015, the Company received shareholder and regulatory approvals to issue common shares from treasury to settle share-based compensation awards with equity. The Company also changed its stated intent on method of settlement, such that certain awards are expected to be settled with equity. The effect of potentially dilutive share-based compensation awards on net earnings and weighted average number of common shares outstanding is taken into account in the calculation of diluted net earnings per share.

[3]	Total non-current financial liabilities consist of non-current portions of long-term debt, securitization liability and other financial liabilities.

Overall performance

The Company continued to  achieve solid results in 2017 despite the continuation of challenging conditions in the geostationary communication satellite market.  Consolidated financial results for 2017 include the financial results of DigitalGlobe for the period October 5, 2017 to December 31, 2017.  For that reason, year-over-year financial results are not directly comparable. Refer to the section entitled “Pro Forma Financial Information” of this MD&A for information on pro forma results for the last eight quarters ended December 31, 2017 and to the section entitled “Consolidated Results in Canadian Dollars” of this MD&A for information on consolidated financial results in Canadian dollars.

Consolidated revenues for 2017 were $1,631.2 million compared to $1,557.5 million in 2016 and adjusted EBITDA was  $378.7 million in 2017 compared to $267.6 million in 2016.  Adjusted earnings were  $172.0 million (or $4.16 per share) for 2017 compared to $159.5 million (or $4.37 per share) in 2016.  Operating activities generated cash flows of $205.9 million in 2017 after payments for acquisition related costs compared to $130.4 million in 2016, contributing to the Company’s capacity to meet its operating, investing and financing requirements.  Refer to the sections entitled “Consolidated Results” and “Results by Segment” of this MD&A for further discussion on overall performance.

Net earnings under IFRS for 2017 were  $100.4 million compared to net earnings of $105.6 million in 2016.  Net earnings under IFRS were impacted by the inclusion and variability of certain large, non-operational items,  particularly amortization of acquisition related intangible assets, acquisition related expenses, restructuring costs, share-based compensation expense,  and other charges.

CONSOLIDATED RESULTS

The following table provides selected financial information for the fiscal years indicated, including a reconciliation of adjusted EBITDA and adjusted earnings to net earnings.

	2017	2016	2015
($millions, except per share amounts)
Consolidated revenues	1,631.2	1,557.5	1,657.1

Adjusted EBITDA	378.7	267.6	285.6
Adjusted EBITDA as a percentage of revenues	23.2%	17.2%	17.3%
Net finance expense	(79.4)	(37.3)	(36.3)
Depreciation and amortization[1]	(87.7)	(45.0)	(46.0)
Income tax expense on adjusted earnings	(39.6)	(25.8)	(30.9)
Adjusted earnings	172.0	159.5	172.4
Adjusted earnings per share	4.16	4.37	4.74
Items affecting comparability:
Share-based compensation expense	(57.9)	(14.7)	(10.9)
Amortization of acquisition related intangible assets	(79.4)	(32.4)	(31.7)
Acquisition related expense	(59.9)	-	-
Interest expense on dissenting shareholder liability	(1.9)	-	-
Loss from early extinguishment of debt	(23.0)	-	-
Restructuring and enterprise improvement costs	(36.5)	(3.6)	(9.4)
Executive compensation settlement	-	(2.3)	-
Foreign exchange differences	11.5	(2.8)	(4.7)
Loss from joint venture	(0.5)	-	-
Recognition of previously unrecognized deferred tax assets	122.4	-	-
Income tax expense adjustment	53.6	1.9	(3.2)
Net earnings	100.4	105.6	112.5

[1]	Excludes amortization of acquisition related intangible assets.

Consolidated revenues

Consolidated revenues were $1,631.2 million in 2017 compared to $1,557.5 million in 2016.  Revenues increased due to the inclusion of DigitalGlobe revenues of $221.6 million for the period October 5, 2017 to December 31, 2017 and from higher revenues from contracts with the U.S. government and other customers to supply spacecraft and perform design studies for scientific research and development missions. This was mostly offset by lower revenues from geostationary communications satellite construction activity compared to the prior year. The Space Systems segment contributed revenues of $1,259.6 million  (2016 - $1,417.2 million), the Imagery segment contributed revenues of $228.4 million (2016 - $41.0 million) and the Services segment contributed revenues of $143.2 million (2016 - $99.3 million). Refer to the section entitled “Results by Segment” of this MD&A for further discussion of the Company’s revenues by segment.

Order backlog

Order backlog, representing the estimated dollar value of firm funded contracts for which work has not been performed, was $3.3 billion as at December 31, 2017  (December 31, 2016 - $1.8 billion). The 2017 amount includes DigitalGlobe backlog of $1.7 billion (2016 - nil).  Order backlog does not include unexercised contract options and potential orders under indefinite delivery/indefinite quantity contracts, except for the EnhancedView Service Level Agreement (“SLA”) noted below.

Order backlog includes contractual commitments for the remaining term of the EnhancedView SLA entered into with the National Geospatial-Intelligence Agency (“NGA”) in 2010.  The EnhancedView SLA is structured as a ten-year term, inclusive of nine annual renewal options that may be exercised by the NGA.  Although the NGA may terminate the contract at any time and is not obligated to exercise any of the remaining renewal options, the Company includes the full remaining term in backlog. While such funding contains an inherent level of uncertainty, the Company believes it is the NGA’s intention to exercise the remaining options, subject only to annual congressional appropriation of funding and the federal budget process.

Refer to the section entitled “Results by Segment” of this MD&A for a discussion of backlog and bookings activity by segment.

Adjusted EBITDA

Adjusted EBITDA is a measure utilized by management to evaluate the operational performance of the Company’s operating segments. For 2017,  adjusted EBITDA was $378.7 million and adjusted EBITDA as a percentage of consolidated revenues (“adjusted EBITDA margin percentage”) was 23.2%.  Excluding the contribution from DigitalGlobe for the period October 5, 2017 to December 31, 2017, adjusted EBITDA in 2017 would have been $252.7 million and adjusted EBITDA margin percentage would have been 17.9%.  This is compared to adjusted EBITDA of $267.6 million and adjusted EBITDA margin percentage of 17.2%  for 2016.  The increase in margin percentage was mainly due to a change in the mix of revenues between lines of business within the Company’s operating segments.

Adjusted EBITDA margin percentage will fluctuate from period to period with changes in the revenue mix, including the proportion of construction contracts and services contracts,  the volume of subcontract activity,  the amount of development expenditures that meet the accounting criteria to be treated as capital expenditures and the contract life cycle of large dollar value contracts. In addition, the Company revises cost and revenue estimates on contracts in the ordinary course of business. When applying the percentage of completion method of revenue recognition, the inception to date impact of changes in estimates, including the recognition or reversal of a contract loss provision, is recognized in the period the changes are determined by management and may impact margin percentages.

Refer to the section entitled “Results by Segment” of this MD&A for discussion of adjusted EBITDA by segment.

Net finance expense

The following table shows the components of net finance expense for the fiscal years indicated.

	2017	2016
($millions)
Finance expense:
Interest expense on long-term debt	57.7	26.2
Interest expense on defined benefit pension and other post-retirement benefit obligations	9.2	9.5
Interest expense on orbital securitization liability	7.8	1.6
Interest expense on advance payments	7.9	-
Capitalization of borrowing costs	(4.9)	(2.8)
Imputed interest and other	3.0	3.1
Finance income	(1.3)	(0.3)
Net finance expense	79.4	37.3

The increase in net finance expense reflected higher levels of long-term debt outstanding after closing the DigitalGlobe Transaction on October 5, 2017 as well as higher non-cash accretion interest on advance payments received from customers and on the securitization liability in 2017 compared to 2016.

Depreciation and amortization

The following table shows depreciation and amortization expense for the fiscal years indicated.

	2017	2016
($millions)
Property, plant and equipment	61.1	34.0
Intangible assets[1]	26.6	11.0
Depreciation and amortization	87.7	45.0

[1]	Excludes intangible assets arising from acquisitions.

The increase in depreciation and amortization expense was primarily due to the acquisition of DigitalGlobe as well as the Company’s increased investments in technologies and software.

Income tax expense on adjusted earnings

Income tax expense on adjusted earnings for 2017 was $39.6 million, representing an effective income tax rate of 18.7% compared to 14.0% for 2016.  Income tax expense has been adjusted for the tax related to items affecting comparability, such as share-based compensation, amortization of acquisition related intangible assets, acquisition related expenses, restructuring and enterprise improvement costs and others.  The increase in the effective income tax rate on adjusted earnings was primarily due to the change in mix of income from various jurisdictions. Cash tax expense was a recovery of $1.1 million in 2017 compared to payments of $6.9 million in 2016.

As a result of the DigitalGlobe Transaction, the Company has recognized certain previously unrecognized deferred tax assets of $122.4 million for unused tax losses and deductible temporary differences related to the Company’s U.S. operations, on the basis that it is probable that future taxable profits will be available against which they can be utilized.  The deferred income tax recovery related to the recognition of such deferred tax assets has been excluded from income tax expense on adjusted earnings since it is non-recurring in nature.

Adjusted earnings

Adjusted earnings, or net earnings excluding the impact of specified items affecting comparability, was  $172.0 million ($4.16 per share) for 2017 compared to $159.5 million ($4.37 per share) for 2016. The increase in adjusted earnings per share reflected higher adjusted EBITDA after the acquisition of DigitalGlobe partially offset by higher depreciation,  amortization and interest expense and a higher effective income tax rate on adjusted earnings.

Net earnings

The comparison of financial results under IFRS between periods is impacted by the inclusion and variability of specified items that may not be indicative of the operational and financial performance of the Company’s ongoing business. After including the specified items affecting comparability, net earnings for 2017 was $100.4 million compared to $105.6 million for 2016.  Certain of these specified items affecting comparability are discussed below.

Share-based compensation

Share-based compensation expense was $57.9 million in 2017 compared to $14.7 million for 2016. In 2017, share-based compensation included $33.1 million related to the accelerated vesting of certain legacy equity based awards of DigitalGlobe that were paid out as part of the merger consideration. Since the acceleration was triggered by the actions of the Company, the component of the fair value of the consideration attributable to the accelerated share-based awards relating to post-acquisition services was recognized as an expense in the fourth quarter. The 2016 expense included a charge of $11.9 million related to an executive compensation settlement (refer to section entitled “Related Party Transactions”).

Share-based compensation is an important aspect of compensation for management and key employees. However, the accounting expense under IFRS, based on fair valuation which is estimated using complex option pricing models incorporating factors such as the expected life of options and market volatility, is beyond the Company’s control and can vary significantly from period to period. Further, the accounting fair value adjustments are not reflective of actual cash outlays by the Company in any particular period. The Company believes that the exclusion of share-based compensation from adjusted EBITDA, adjusted earnings and adjusted earnings per share reduces volatility in net earnings and facilitates the comparison of financial results across periods.

The average cash outlay on share-based compensation was approximately $1.2 million per quarter over the last eight quarters.  For the year ended December 31, 2017, cash outlay on share-based compensation was equivalent to 0.8% of total salaries and benefits.

Amortization of acquisition related intangible assets

The Company’s acquisition of DigitalGlobe in 2017 and acquisitions in prior years have resulted in fair value adjustments to finite life intangible assets, which are being amortized over estimated lives of two to twenty years. Amortization expense on acquisition related intangible assets for 2017 was $79.4 million (2016 - $32.4 million). The increase compared to 2016 was mainly due to amortization of finite life intangible assets acquired in the DigitalGlobe Transaction of $48.2 million for the period October 5, 2017 to December 31, 2017.

The acquisition related intangible assets, consisting of customer relationships, backlog, technology, software, and other intellectual property, are generally non-recurring expenditures as the Company does not need to replace these assets at the end of their lives to continue to operate its business. Ongoing maintenance and support costs are expensed as incurred and any internally developed technology and software that are capitalized post-acquisition are amortized in the normal course of business. All other research and development costs are expensed as incurred. The Company believes that the exclusion of amortization expense on acquisition related intangible assets from adjusted earnings and adjusted earnings per share provides a better representation of the results of the Company’s ongoing operations.

Acquisition related expense

During the year ended December 31, 2017, the Company incurred expenses of $59.9 million for acquisition and integration related costs in connection with the DigitalGlobe Transaction (2016 - nil).  The expenditures related to investment banking, legal, tax, and consulting fees and other costs. The Company expects to incur additional integration related costs in future periods in order to execute its integration plan and to realize the revenue and cost synergies expected to be achieved. Acquisition related expenses have been excluded from the calculation of adjusted earnings and adjusted earnings per share as the Company believes that this allows for more meaningful period-to-period comparisons as these costs are not reflective of ongoing operating expenses.

Loss from early extinguishment of debt

On October 5, 2017, concurrent with closing the DigitalGlobe Transaction, the Company refinanced its existing $700 million syndicated credit facility and its 2024 Term Notes and incurred a loss from early extinguishment of debt of $23.0 million. The loss was comprised of a make-whole premium to terminate the 2024 Term Notes of $20.0 million and a write-off of the unamortized balance of capitalized financing fees of $3.0 million relating to both the syndicated credit facility and the 2024 Term Notes.  The loss from early extinguishment of debt has been excluded from the calculation of adjusted EBITDA, adjusted earnings and adjusted earnings per share as the Company believes that this allows for more meaningful period-to-period comparisons as these costs are not reflective of ongoing operating expenses.

Restructuring and enterprise improvement costs

Subsequent to closing the DigitalGlobe Transaction, the Company incurred employee severance and retention related costs of $13.1 million and building related restructuring costs of $6.0 million in the fourth quarter of 2017. The severance costs were incurred upon employment termination of several DigitalGlobe executives who became redundant after the DigitalGlobe Transaction and the retention costs were incurred to incentivize certain DigitalGlobe employees to remain with the Company for a specified period of time. The building related restructuring costs related to lease termination payments and a provision for surplus lease space no longer required by the Company for its future operations.  The Company expects to achieve operating cost savings in future periods as a result of these actions in accordance with its integration plans.

In response to changes in the geostationary communications satellite market, the Company commenced a restructuring project to reduce headcount at its Palo Alto manufacturing facility and to implement enterprise improvement initiatives at Palo Alto and other operational locations aimed at reducing overhead costs, increasing supply chain value and increasing efficiency of production processes. In connection with the implementation of these initiatives, the Company incurred restructuring and enterprise improvement costs of $17.4 million in 2017 compared to $3.6 million in 2016. In 2017,  costs included employee severance of $11.9 million (2016 - $3.6 million) and consulting fees of $5.5 million (2016 - nil).

The Company believes that the exclusion of these restructuring and enterprise improvement costs totaling $36.5 million (2016 - $3.6 million)  from net earnings provides for better period-to-period comparisons of operating results of the Company’s ongoing operations.

Executive compensation settlement

In the second quarter of 2016, the Company incurred an expense of $2.3 million related to the settlement of its former Chief Executive Officer’s compensation (refer to section entitled “Related Party Transactions”). The Company believes that the exclusion of this expense from the calculation of adjusted EBITDA, adjusted earnings and adjusted earnings per share provides a better representation of the results of the Company’s ongoing operations.

Foreign exchange differences

As described below, the Company excludes certain foreign exchange gains and losses from the calculation of adjusted EBITDA, adjusted earnings and adjusted earnings per share as these gains and losses can result in significant variability in net earnings but have little bearing on operating performance.

(a)  Foreign exchange timing differences on certain project-related foreign exchange forward contracts not subject to hedge accounting

Certain foreign exchange derivative contracts entered into by the Company to hedge foreign currency exposures did not qualify for hedge accounting as the timing of the anticipated cash flows for certain revenue contracts or subcontracts could not be predicted with sufficient certainty. Accordingly, the fair value adjustments on these derivative contracts were recognized in net earnings immediately. This resulted in timing differences between the recognition of fair value adjustments in earnings versus revenues and costs, which were recognized on the percentage of completion basis using spot rates. Had these derivative contracts qualified for hedge accounting, the fair value adjustments would have been deferred and accumulated in other comprehensive income until the hedged revenues or costs were recognized, eliminating the timing differences. For the year ended December 31, 2017, management’s estimate of the foreign exchange timing differences on these derivative contracts not subject to hedge accounting was a gain of $2.2 million compared to a loss of $0.4 million for 2016.

(b)  Foreign exchange gains and losses on translation of intercompany balances

As part of its cash management efforts, the Company frequently advances funds between group entities that have differing functional currencies. The foreign currency exposure on these intercompany loans is not hedged. As a result, currency fluctuations, particularly between the Canadian and U.S. dollar, can result in significant unrealized foreign exchange gains or losses on the translation of the intercompany loans. For the year ended December 31, 2017, the Company recognized unrealized foreign exchange gains on translation of intercompany loans of $3.9 million compared to losses of $0.7 million for 2016. These unrealized foreign exchange gains or losses can impact the comparability of net earnings and will only reverse upon disposal or liquidation of the associated foreign operation.

(c)  Unrealized foreign exchange gains and losses on translation of long-term foreign currency denominated financial assets and liabilities

The Company recognizes unrealized foreign exchange gains and losses when translating certain long-term foreign currency denominated financial assets and liabilities at each period end. For example, the translation of a portion of the Company’s U.S. dollar denominated long-term debt and Euro denominated orbital receivables, that have neither been hedged nor subject to hedge accounting, results in the recognition of unrealized foreign exchange gains and losses in the Company’s consolidated financial statements. For the year ended December 31, 2017, the Company recognized unrealized foreign exchange gains on translation of long-term foreign currency denominated financial assets and liabilities of $5.4 million compared to losses of $1.6 million for 2016.

The Company conducts business internationally and is subject to fluctuations in foreign currencies, particularly the Canadian dollar and the Euro. The effect of foreign currency fluctuations impacts the Company’s revenues, expenses, assets, liabilities and order backlog, as reported in U.S. dollars. Fluctuations of the Canadian dollar relative to the U.S. dollar would result in variability to revenues and expenses from the Company’s operations based in the Canada.

Loss from joint venture

As part of the DigitalGlobe Transaction, the Company acquired a 50% interest in a joint venture, Vricon, Inc. and an 18% interest in a joint venture in China.   The investments are not material. The Company recognized its share of post-close joint venture losses of $0.5 million in 2017 (2016 - nil) based on the equity method of accounting.  The Company believes that the exclusion of these losses from net earnings provides for better period-to-period comparisons of operating results of the Company’s core operations.

Financial position

The Company had total assets of $6.7 billion as at December 31, 2017 compared to $2.6 billion at December 31, 2016. The increase was primarily due to assets of $4.2 billion acquired in the DigitalGlobe Transaction. The purchase consideration relating to the acquisition of DigitalGlobe has been allocated to the preliminary estimated fair values of the major classes of assets acquired and liabilities assumed at the acquisition date. Certain estimates of fair value, most notably for property, plant and equipment, finite life intangible assets, goodwill, and non-financial liabilities, are preliminary and are subject to further adjustments.

The following table explains the changes to certain assets and liabilities over the twelve months ended December 31, 2017.

In $ millions	Increase due to DigitalGlobe Transaction on October 5, 2017	Other Increase (Decrease)	Explanation of other increases (decreases)

Trade and other receivables	142.2	(25.1)

Trade and other receivables will vary depending on the timing of milestone billings on large construction programs. The decrease reflected the collection of outstanding trade receivables and lower milestone billings on satellite programs in the weeks leading up to year-end compared to last year.

Financial assets, other[1]	13.4	(54.9)

Other financial assets mainly consist of notes receivable, restricted cash, long-term investments and deferred fair value gains on derivative financial instruments. The decrease reflected the collection of notes receivable outstanding relating to payments due under a satellite construction contract.

Construction contract assets	-	43.0

Construction contract assets are revenues earned on construction contracts in excess of progress billings. The increase was primarily due to the variability in the timing of billings on large dollar value construction contracts in the ordinary course of business.

Non-financial assets[1]	93.4	(32.9)

Non-financial assets are primarily comprised of advances to suppliers, deferred contract costs and prepaid expenses. The decrease was primarily due to drawdowns of advances paid to launch vehicle suppliers in the ordinary course of business.

Deferred tax assets	-	93.3

The increase was primarily due to the recognition of previously unrecognized deferred tax assets as a result of the DigitalGlobe Transaction partially offset by the impact from the reduction of the U.S. federal corporate tax rate upon the enactment of the U.S. Tax Cuts and Jobs Act in December 2017.

Property, plant and equipment	695.8	(0.9)	The decrease during the year was not significant.

Intangible assets	1,439.8	(18.0)	The decrease in intangible assets was due to amortization expense partially offset by investments in internally developed technologies.

Goodwill	1,668.9	6.0	The increase in goodwill was due solely to the impact of foreign currency translation.

Trade and other payables	83.2	(32.3)

The decrease in trade and other payables was due to settlement of a liability assumed in the DigitalGlobe Transaction for acquisition costs partially offset by movements in payables balances in the ordinary course of business.

Employee benefit liabilities[1]	29.1	(15.1)	Employee benefit liabilities relate primarily to pension and other post-retirement benefit obligations and salary and other benefit accruals. The decrease during the year was not significant.

Non-financial liabilities[1]	354.0	2.9	Non-financial liabilities are primarily comprised of deferred revenue, lease inducements and other lease related liabilities. The increase during the year was not significant.

Deferred tax liabilities	149.6	(57.3)

The decrease in deferred tax liabilities was primarily due to the impact from the reduction of the U.S. federal corporate tax rate upon the enactment of the U.S. Tax Cuts and Jobs Act in December 2017.

Construction contract liabilities	-	(34.1)

Construction contract liabilities represent advances received from customers on construction contracts and contract loss provisions. The decrease was primarily due to a drawdown of advances received in prior periods and the variability in the timing of advance billings on large dollar value construction contracts in the ordinary course of business.

Securitization liability[1]	-	(14.9)	The decrease in the securitization liability was due to payments made in excess of interest accretion during the year.

Long-term debt[1]	10.6	2,349.7	The increase in long-term debt relates primarily to financing for the DigitalGlobe Transaction.

[1]	Including current and non-current portions.

Total long-term debt as at December 31, 2017 was $2,961.0 million (December 31, 2016 - $600.7 million). The following table shows the changes to long-term debt for the twelve months ended December 31, 2017.

($ millions)
Balance as at December 31, 2016	600.7
Proceeds from long-term debt related to DigitalGlobe Transaction on October 5, 2017	3,096.7
Repayment of Maxar outstanding revolving credit facility on October 5, 2017	(491.0)
Repayment of 2024 Term Notes	(236.3)
Repayment of 2017 Term Notes	(100.0)
Proceeds from revolving loan facility and other long-term debt	65.1
Foreign currency translation and other	25.8
Balance as at December 31, 2017	2,961.0

On October 5, 2017, in connection with the DigitalGlobe Transaction, the Company entered into a $3.75 billion senior secured syndicated credit facility and refinanced its existing syndicated credit facility and the remaining balance outstanding of its 2024 Term Notes.

During the first quarter of 2017, the Company used proceeds from its revolving loan facility to repay its 2017 Term Notes in full upon maturity and a portion of its 2024 Term Notes.

Shareholders’ equity as at December 31, 2017 was $2,013.6 million compared to $863.0 million as at December 31, 2016. The following table shows the changes to shareholders’ equity for the twelve months ended December 31, 2017.

($ millions)
Balance as at December 31, 2016	863.0
Net earnings	100.4
Other comprehensive loss	(5.4)
Dividends	(47.4)
Equity-settled share-based compensation expense	11.6
Issuance of shares relating to DigitalGlobe Transaction	1,071.1
Issuance of replacement equity-settled awards relating to DigitalGlobe Transaction	15.8
Common shares issued under employee share purchase plan	4.5
Balance as at December 31, 2017	2,013.6

Other comprehensive loss was mainly comprised of unrealized foreign exchange losses arising from the translation of the results of foreign operations. Such foreign currency translation adjustments are wholly dependent on fluctuations of the U.S. dollar relative to foreign currencies and could result in unrealized gains or losses that may vary significantly from period to period.

RESULTS BY SEGMENT

The Company analyzes financial performance by segments, which group related activities within the Company. In the fourth quarter of 2017, after closing the DigitalGlobe Transaction,  the Company changed its financial reporting segments along product lines to better align with its management structure and growth strategy. Effective October 5, 2017, the Company reports its financial performance based on three reportable segments: Space Systems, Imagery and Services. Inter-segment transactions have been eliminated from the segmented financial information discussed below.

Space Systems

Maxar is a leading supplier of space-based and ground-based infrastructure and information solutions. The Company’s products include communication and imaging satellites, satellite payloads and antenna subsystems, space-based and airborne surveillance solutions, robotic systems and associated ground infrastructure and support services.

The Company’s offerings serve multiple markets, primarily for communications and surveillance and intelligence applications. In the communications market, the Company’s solutions provide cost-efficient global delivery of a broad range of services, including television and radio distribution, broadband internet, and mobile communications. In the surveillance and intelligence market, the Company offers end-to-end solutions to monitor changes and activities around the globe to support the operational needs of government agencies, both military and civilian, and commercial customers. The Company also supplies spacecraft and subsystems to the U.S. government,  Canadian government and other customers for scientific research and development missions, as well as robotic systems for the space and terrestrial markets.

Maxar’s principal customers in the Space Systems segment are government agencies worldwide as well as satellite operators and satellite manufacturers.

The following table provides selected financial information for the Space Systems segment.

	2017	2016
($ millions)
Total revenues	1,269.8	1,420.8
Intersegment eliminations	10.2	3.6
External revenues	1,259.6	1,417.2

Adjusted EBITDA	231.9	246.0
Adjusted EBITDA margin percentage	18.4%	17.4%

Capital expenditures	115.7	98.9

External revenues from the Space Systems segment were $1,259.6 million in 2017 compared to $1,417.2  million in 2016. The decrease related primarily to a lower level of geostationary communications satellite construction activity in the current year partially offset by higher revenue from contracts with the U.S. government and other customers to supply spacecraft and to perform design studies for scientific research and development missions.

Although the total dollar value of geostationary communication satellite awards to the Company has remained relatively stable since 2015, there has been a step down in total number and dollar value of awards compared to historical averages prior to 2015.  Revenues have decreased year-over-year as programs awarded prior to 2015 have been completed and have been replaced by this lower level of award value since 2015.  Satellite operators in the communications satellite industry have continued to delay award decisions to evaluate geostationary and other competing satellite system architectures and other changes in the industry. The Company is confident in its ability to adapt to changes in customer demand and maintain its leading market share position in the face of evolving technology trends.

Changes in revenues from year to year are influenced by the size, timing and number of satellite contracts awarded in the current and preceding years and the length of the construction period for satellite contracts awarded. Revenues on satellite contracts are recognized on a percentage of completion method over the construction period, which can range between 20 to 36 months and up to 48 months in special situations.

Adjusted EBITDA margin percentage from the Space Systems segment for 2017 was 18.4% compared to 17.4% for 2016.  In 2017, adjusted EBITDA included a credit of $24.6 million relating to the curtailment of a post-retirement benefit plan and a loss provision of $9.6 million relating to a financial guarantee contract.  In 2016, adjusted EBITDA included a contract loss provision of $7.5 million resulting from a change in the estimate of development and engineering costs to complete a firm fixed price program. The change in margin percentage was also impacted by cost containment and restructuring efforts and the mix of construction contracts in progress.

Capital expenditures for the Space Systems segment were $115.7 million in 2017 compared to $98.9 million in 2016.  The increase reflected the Company’s increased investments in developing technologies and software and leasehold improvements to move certain manufacturing operations.

In 2017, the Company booked orders to build two communication satellites (2016 –  four communication satellites). They consisted of:

•

the Star One D2 satellite for Embratel Star One,  a powerful multi-mission communications satellite that will improve access to high quality entertainment and information services for consumers and businesses in Latin America and will expand broadband coverage to new regions; and

•

the JUPITER™ 3 transformational Ultra High Density Satellite for Hughes Network Systems, LLC (“Hughes”) to be designated EchoStar XXIV. JUPITER™ 3 will be the largest satellite constructed by the Company to date. The technologies included in this satellite will provide more concentrated capacity over high-use areas than any other satellite and will power future generations of Hughes consumer, enterprise and aeronautical services across the Americas.

Prior to closing the DigitalGlobe Transaction, the Company signed a contract with DigitalGlobe, valued at several hundred million dollars, to provide a next-generation satellite constellation for high-resolution Earth imaging. The constellation of low Earth orbit satellites, called WorldView Legion, will more than double DigitalGlobe’s high-resolution capacity in important regions.  On October 5, 2017, the value of this contract was removed from backlog as it became an intercompany contract upon closing the DigitalGlobe Transaction. Post October 5, 2017, the costs incurred to build the satellite have been capitalized on the Company’s balance sheet as property, plant and equipment.

Other notable bookings in the Space Systems segment in 2017 included:

•

a contract with NATO Communications and Information Agency to build a new system to support NATO's maritime command and control operations under Project TRITON based on a modern software architecture and technology;

•	Contract amendments with the Canadian Space Agency to provide funding for continued support to the robotic operations of the Mobile Servicing System on the International Space Station;
•

a contract with an customer to provide two communication subsystems that will increase the time LEO satellites are in communication with the ground and improve the amount of data that could be transferred;

•	an authorization to proceed from Sierra Nevada Corporation to provide a communications subsystem for on-board communication signal processing capabilities for the Dream Chaser® Cargo System;
•

a contract with Boeing Satellite Systems, Inc. to supply a communication antenna subsystem for the AMOS-17 satellite. Scheduled for launch in 2019, AMOS-17 will expand and strengthen Spacecom’s coverage of the growing satellite service markets in Africa, the Middle East and Europe;

•	a contract with the Korea Aerospace Research Institute to provide a communication subsystem to support the Korean Lunar Exploration Program, a project to develop the first lunar probe in Korea and secure the necessary technology for lunar exploration, such as an orbiter, a landing module, science payload, and deep space communication;

•

a five-year contract with Defence Research and Development Canada to help develop and validate airborne and ground-based hyperspectral imaging capabilities in ultraviolet, visible near-infrared and low-wave infrared spectral ranges. Maxar will lead a team of five Canadian organizations with expertise in hyperspectral imaging and data analysis;

•

a five-year contract with Canada's Department of National Defence (“DND”) that includes one base year in addition to four one-year renewals. Maxar will extend its operational support which includes the use of the east and west coast RADARSAT-2 ground systems for the DND Polar Epsilon Near Real-Time Ship Detection system;

•

a contract with the Canadian Space Agency to conduct a concept study to determine the feasibility of using a Synthetic Aperture Radar Sub-Surface Ice Sounder and Imager as a potential payload on a future Mars orbiter mission;

•	an authorization to proceed from Airbus Defence and Space for the provision of multiple communication antenna subsystems to be integrated into the EUTELSAT-5WB communication satellite;
•	an authorization to proceed from The Boeing Company for the provision of three Ku-band communication subsystems that will replace aging Ku-band communication subsystems;
•

a contract with DARPA, as a partner on its RSGS program, to develop advanced capabilities for servicing and maintaining spacecraft in geostationary orbit. The Company is expected to provide a spacecraft to carry the robotic servicing payload and will manage integration and operation of the spacecraft.  This award comes in addition to the 2016 award for the design and build of the robotic arm flight hardware for the RSGS program; and

•

a master services agreement to modernize the land administration infrastructure for an undisclosed international customer as well as an initial award for the initial design phase of a long-term modernization service;

Operations

In 2017,  six geostationary satellites built by the Company were successfully launched and commenced operations including:

•	The Amazonas 5 satellite, designed and built for HISPASAT, which will be used for video content delivery and internet connectivity in Latin America;
•

The AsiaSat 9 satellite, designed and built for Asia Satellite Telecommunications Company Limited, which provides high-power C-band coverage and additional Ku-band capacity for direct-to-home television broadcast, video distribution, VSAT broadband networks and mobility services across the Asia-Pacific region;

•	The BSAT-4a satellite, designed and built for Broadcasting Satellite System Corporation, which will be used for Direct-to-Home (“DTH”) television service in Japan;
•	The EchoStar XXI satellite, designed and built for EchoStar Corporation, which will be used for mobile voice and data communications services in Europe;
•

The BulgariaSat-1 satellite, designed and built for Bulgaria Sat, an affiliate of Bulsatcom, which is a leading telecommunications company and the largest provider of pay-TV services in Bulgaria. The satellite will provide high quality DTH television and telecommunications services in the Balkans and other European regions; and

•

The Echostar XXIII satellite, designed and built for EchoStar Corporation. The highly flexible Ku-band satellite is capable of providing service from multiple orbital slots and is expected to provide high-power direct-to-home services in Brazil.

In the fourth quarter of 2017, six satellites built by the Company for Planet’s SkySat Earth observation constellation were also successfully launched.

During the second quarter of 2017, the Company signed a letter of intent with the Government of Quebec to establish a Satellite Centre of Excellence at its subsidiary in Montreal, Quebec. The Government of Quebec will provide financial support of up to $45 million as a royalty-based contingent venture loan for a next-generation digital payload satellite system and $3 million in the form of a non-refundable financial contribution which will be used to support the establishment of the Satellite Centre of Excellence. The agreement is expected to be finalized in the first half of 2018.

Imagery

Maxar is a leading supplier of integrated electro-optical and radar imagery.  Sourced from the Company’s own advanced satellite constellation and third-party providers, the Company’s imagery solutions provide customers with accurate and mission-critical information about our changing planet, and support a wide variety of uses, including mission planning, mapping and analysis, environmental monitoring, disaster management, crop management, oil and gas exploration and infrastructure management.  Maxar’s principal customers in the Imagery segment are U.S., Canadian and other international government agencies, primarily defense and intelligence, as well as a wide variety of commercial customers in multiple markets.

The following table provides selected financial information for the Imagery segment.

	2017	2016
($ millions)
Total revenues	230.1	41.8
Intersegment eliminations	1.7	0.8
External revenues	228.4	41.0

Adjusted EBITDA	147.6	22.4
Adjusted EBITDA margin percentage	64.6%	54.6%

Capital expenditures	26.7	0.3

External revenues from the Imagery segment increased significantly year over year due to the inclusion of financial results from DigitalGlobe’s imagery business for the period October 5, 2017 to December 31, 2017.  During this period, DigitalGlobe contributed revenues of $188.1 million to the Imagery segment.  The Imagery segment performed well in the fourth quarter with solid revenues and several bookings with key customers.

Adjusted EBITDA margin percentage from the Imagery segment for 2017 was 64.6%,  compared to 54.6% in 2016.  The increase in margin percentage reflected the blend of margins from DigitalGlobe’s imagery business for the period October 5, 2017 to December 31, 2017 and Maxar’s legacy radar imagery business.

Capital expenditures for the Imagery segment related almost entirely to DigitalGlobe operations in 2017.

Notable bookings in the Imagery segment announced in 2017 included:

•

a contract amendment with the NGA for its Geospatial Terminal Operations requirement. The Company will provide an additional year of software systems and services to automate the production of NGA's aeronautical charting products associated with flight operations at airports and the airspace immediately around them;

•	a contract with the Asia Pulp & Paper Group (“APP”), one of the world’s largest pulp and paper groups, and part of the Sinar Mas group of companies. Maxar will provide a near real-time Forest

Alert Service to assist APP in demonstrating to its stakeholders that they are meeting their zero deforestation commitments, underpinning their Forest Conservation Policy;

•	three contract amendments with international customers to provide information collected by the RADARSAT-2 satellite;
•

a contract with the National Oceanic and Atmospheric Administration to provide near real-time RADARSAT-2 information that will be used to provide large and small scale ice and snow products, ice forecasting, and other monitoring services. The contract includes one base year and three annual renewal options; and

•	a contract with Scanex, a leader in the field of satellite monitoring, to provide a RADARSAT-2 ground station solution and extend the provision of RADARSAT-2 data for an additional three years.

Services

Maxar provides geospatial products and services that combine imagery, analytic expertise and innovative technology to deliver integrated intelligence solutions to customers. The Company provides analytic solutions that accurately document change and enable geospatial modeling and analysis that predict where events will occur to help customers protect lives and make resource allocation decisions.  Maxar’s primary customer in the services segment is the U.S. government, but many capabilities also support intelligence requirements for other international governments, global development organizations and commercial customers.

The following table provides selected financial information for the Services segment.

	2017	2016
($ millions)
Total revenues	144.6	99.7
Intersegment eliminations	1.4	0.4
External revenues	143.2	99.3

Adjusted EBITDA	23.4	20.3
Adjusted EBITDA margin percentage	16.3%	20.4%

Capital expenditures	2.2	2.3

External revenues from the Services segment increased significantly year over year due to the inclusion of financial results from DigitalGlobe’s services business for the period October 5, 2017 to December 31, 2017. During this period, DigitalGlobe contributed revenues of $32.4 million to the Services segment.

Adjusted EBITDA margin percentage from the Imagery segment for 2017 was 16.3%, compared to 20.4% in 2016. The decrease in margin percentage reflected the blend of margins from DigitalGlobe’s services business for the period October 5, 2017 to December 31, 2017 and Maxar’s legacy services business.

Corporate expense

Corporate expense includes items such as corporate office costs, regulatory costs, executive and director compensation, and fees for audit, legal and consulting services. Corporate costs are not allocated to operating segments.

Corporate expense for 2017 was $24.2 million compared to $21.1 million for last year. The increase reflects incremental costs  relating to the inclusion of DigitalGlobe and of setting up and maintaining the Company’s current operating company structure.

QUARTERLY INFORMATION

The following table summarizes selected financial information (unaudited) for the eight most recently completed quarters.

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2017	2017	2017	2017	2016	2016	2016	2016
($ millions, except per share amounts)

Consolidated revenues	545.1	337.5	375.2	373.5	376.6	379.9	390.0	410.9
Adjusted EBITDA[1]	180.9	68.6	66.0	63.1	66.3	61.6	71.6	68.2
Adjusted earnings[1]	66.5	36.5	35.3	33.7	38.6	35.4	44.4	41.2
Adjusted earnings per share	1.19	1.00	0.97	0.92	1.06	0.97	1.22	1.13
Net earnings	64.5	12.3	19.3	4.3	23.7	32.0	19.6	30.2
Net earnings per share, basic	1.16	0.34	0.53	0.12	0.65	0.88	0.54	0.83
Net earnings per share, diluted	1.15	0.34	0.52	0.11	0.62	0.85	0.54	0.82

Weighted average number of common shares outstanding:
(millions)
Basic	55.4	36.5	36.5	36.5	36.4	36.4	36.4	36.3
Diluted	55.9	36.5	36.5	36.5	36.5	36.6	36.5	36.5

[1]	Refer to the section entitled “Reconciliations” for reconciliation to net earnings for the last eight quarters.

Comparison of fourth quarter results, year over year

Consolidated revenues for the fourth quarter of 2017 were $545.1 million compared to $376.6 million in 2016.  The increase was primarily due to the acquisition of DigitalGlobe on October 5, 2017. The Space Systems segment contributed revenues of $284.1 million compared to $339.2 million for the fourth quarter of 2016. The decrease reflected a lower level of geostationary communication satellite construction activity in the fourth quarter of this year compared to the prior year.  The Imagery segment contributed revenues of $199.3 million compared to $10.6 million for the fourth quarter of 2016.  The Services segment contributed revenues of $61.7 million compared to $26.8 million for the fourth quarter of 2016.

Adjusted EBITDA for the fourth quarter of 2017 was $180.9 million (adjusted EBITDA margin percentage of 33.2%) compared to $66.3 million (adjusted EBITDA margin percentage of 17.6%) for the same period of 2016.  Similar to revenues, the increase was primarily due to the acquisition of DigitalGlobe on October 5, 2017. Adjusted EBITDA from the Space Systems segment was $47.2 million (adjusted EBITDA margin percentage of 16.6%) compared to $60.9 million (adjusted EBITDA margin percentage of 18.0%) for the fourth quarter of 2016.  The decrease in the adjusted EBITDA margin percentage was mainly due to the timing of compensation related accruals and revisions to costs and revenue estimates on construction contracts in the ordinary course of business partially offset by the impact of a credit related to the curtailment of a post-retirement benefit plan and a provision for a financial guarantee contract.  Adjusted EBITDA from the Imagery segment was  $130.7 million compared to $5.9 million for the fourth quarter of 2016.  Adjusted EBITDA from the Services segment was $9.5 million compared to $6.1 million for the fourth quarter of 2016. Corporate expenses were $6.4 million for the fourth quarter of 2017 compared to $6.7 million for the fourth quarter of 2016.

Adjusted earnings for the fourth quarter of 2017 was  $66.5 million, or $1.19 per share, compared to adjusted earnings of $38.6 million, or $1.06 per share, for the fourth quarter of 2016.

Net earnings for the fourth quarter of 2017 was  $64.5 million compared to $23.7 million for the fourth quarter of last year.  Net earnings for the fourth quarter of 2017 included amortization of acquisition related intangible assets of $55.3 million (2016 - $8.0 million), acquisition related expenses of $30.1 million (2016 - nil), loss from early extinguishment of debt of $23.0 million (2016 – nil), and restructuring and enterprise improvement costs of $20.2 million (2016 - nil).

Quarter to quarter variances

Revenues and adjusted EBITDA may vary from quarter to quarter due to a number of factors. They include: the timing of acquisitions and their contribution to revenues and earnings; the size and number of construction contracts in progress; changes in the  revenue mix of service and construction contracts and the contract life cycle of large construction contracts; recognition of investment tax credits; fluctuations in foreign exchange rates; volume of subcontract activity;  and the impact of revisions of total cost and revenue estimates on construction contracts, including the recognition or reversal of contract loss provisions.

The volatility in the Company’s net earnings over the last eight quarters was due to many factors such as the variability in acquisition related expenses, loss from early extinguishment of debt, restructuring and enterprise improvement costs, share-based compensation and foreign exchange gains and losses. These factors affecting the comparability of quarterly net earnings are provided in section “Reconciliations” of this MD&A.

While the Company reports quarterly, its results should be viewed from a long-term perspective. For this reason and the reasons cited above, the Company cautions readers that quarter to quarter comparisons of the Company’s financial results may not necessarily be meaningful and should not be relied upon as an indication of future performance.

LIQUIDITY

The Company’s principal sources of liquidity are cash provided by operations, collection or securitization of orbital receivables and access to credit facilities and equity capital resources, including public common share offerings. The Company’s primary short-term cash requirement is to fund working capital, including supplier payments on long-term construction contracts and fixed overhead costs. Working capital requirements can vary significantly from period to period. The Company’s medium-term cash requirements are to service and repay debt and to invest in facilities, equipment, technologies, and research and development for growth initiatives. Cash is also used to pay dividends and finance other long-term strategic business initiatives.

The Company believes that its principal sources of liquidity will be sufficient to enable the Company to meet its anticipated operating, capital expenditure, growth, investment, debt service, dividend, and other financial requirements in the near term.

Summary of statement of cash flows

The following table provides selected cash flow information.

	2017	2016
($ millions)
Cash provided by operations[1]	248.4	249.6
Changes in operating assets and liabilities	(42.5)	(119.2)
Cash provided by operating activities	205.9	130.4
Cash used in investing activities	(2,387.7)	(100.2)
Cash provided by (used in) financing activities	2,205.1	(63.2)
Effect of foreign currency on cash and cash equivalents	(0.4)	(0.8)
Cash and cash equivalents, beginning of year	(3.8)	30.0
Cash and cash equivalents, end of year[2]	19.1	(3.8)

[1]	Before changes in operating assets and liabilities.
[2]	Cash and cash equivalents less bank overdraft.

Operating activities

The Company generated $205.9 million in cash flow from operations in 2017 after changes in non-cash working capital items compared to $130.4 million in 2016. Cash flows from operations in 2017 included $99.0 million of outflows for acquisition related expenses relating to the DigitalGlobe Transaction. Excluding these outflows, cash flow from operations in 2017 would have been $304.9 million. The increase in operating cash flow in the current year compared to 2016 was due to the inclusion of DigitalGlobe for the period of October 5, 2017 to December 31, 2017 as well as more favorable timing of receipt of customer payments compared to revenue recognized under percentage of completion accounting. During the fourth quarter, the Company received payments on outstanding notes receivable and trade receivables of $102.9 million related to two interim vendor financing arrangements.  In 2017, working capital was negatively impacted by the recognition of a non-cash past service credit on the curtailment of one of the Company’s post-retirement benefit plans,  the recognition of investment tax credits and a draw-down of deferred revenue in the Company’s imagery business.

Cash flows from operating activities can vary significantly from period to period as a result of the Company’s working capital requirements, given its portfolio of large construction programs and the timing of milestone receipts and payments with customers and suppliers in the ordinary course of business. Investment in working capital is also necessary to build the Company’s business and manage lead times in construction activities. The Company expects working capital account balances to remain uneven. The Company efficiently funds its working capital requirements with its revolving credit facilities.

Investing activities

The Company used $2,387.7 million for investing activities in 2017 compared to $100.2 million in 2016. The most significant outflow related to the acquisition of DigitalGlobe in which the Company used $2,273.0 million to pay cash consideration due to DigitalGlobe shareholders and equity award holders and to pay out DigitalGlobe’s long-term debt and liabilities for transaction costs assumed in the transaction, net of cash acquired. Other notable investing activities in 2017 were purchases of property, plant and equipment of $49.7 million (2016 - $39.6 million) and investments in technologies and software of $76.9 million (2016 - $61.4 million) partially offset by a decrease in restricted cash of $6.4 million (2016 - $0.4 million) and net cash inflows relating to short-term investments. The decrease in restricted cash related primarily to a release of funds from a supplier escrow account on a major satellite program. Purchases of property, plant and equipment included investments in leasehold improvements to move certain manufacturing operations to new leased facilities. Investments in technology and software were higher this year as the Company capitalized higher levels of costs relating to the internal development of key technologies including the digital payload program.

Financing activities

The Company generated $2,205.1 million from financing activities in 2017 compared to using $63.2 million in 2016. In 2017, cash flows from financing activities included a net inflow of $2,359.6 from changes in long-term debt balances relating to the DigitalGlobe Transaction on October 5, 2017.  The change was comprised of proceeds of $3,096.7 million from new debt under the Company’s new senior secured syndicated credit facility offset by $737.1 million for settlement of the Company’s previously outstanding revolving loan facility and 2024 Term Notes.  Cash flows from financing activities also included drawdowns of $65.1 million under the Company’s revolving loan facility and operating loan facility in the ordinary course of business compared to repayments of $100.8 million in 2016. Other notable financing activities in 2017 were repayment of the 2017 Term Notes of $100.0 million, repayment of a portion of the 2024 Term Notes of $10.2 million (2016 – 13.7 million), repayment of securitization liabilities of $21.8 million (2016 – proceeds from net drawdowns of $119.8 million), and payment of interest on long-term debt amounting to $40.5 million (2016 - $30.1 million). The Company paid dividends of $47.4 million (2016 - $40.9 million), representing dividends  of C$1.48 per common share in each year.

Credit facilities

The following table summarizes the Company’s long-term debt.

	December 31, 2017	December 31, 2016
($ millions)
Syndicated credit facility:
Revolving credit facility	494.6	260.1
Term Loan A	500.0	-
Term Loan B	2,000.0	-
Senior term notes	-	336.3
Financing fees	(52.4)	(0.4)
Obligations under finance leases	18.8	4.7
Long-term debt	2,961.0	600.7

Credit facilities

On October 5, 2017, in connection with the acquisition of DigitalGlobe, the Company entered into a $3.75 billion senior secured syndicated credit facility (the “Syndicated Credit Facility”). The Syndicated Credit Facility is comprised of: (i) a four year senior secured first lien revolving credit facility in an aggregate principal amount of $1.15 billion and a four year senior secured first lien operating facility in an aggregate principal amount of $100.0 million (collectively, the “Revolving Credit Facilities”), (ii) a senior secured first lien term A facility (“Term Loan A”) in an aggregate principal amount of $500 million consisting of a $250 million tranche with a three year maturity and a $250 million tranche with a four year maturity, and (iii) a seven year senior secured first lien term B facility (“Term Loan B”) in an aggregate principal amount of $2.0 billion.  The net proceeds of the Syndicated Credit Facility were used, along with cash on hand, to consummate the acquisition of DigitalGlobe, to refinance all amounts outstanding under the Company’s existing syndicated credit facility and senior term loans, to repay DigitalGlobe’s outstanding indebtedness, to pay transaction fees and expenses, to fund working capital and for general corporate purposes.

Loans under the Revolving Credit Facility are available in U.S. dollars and, at the option of the Company, in Canadian dollars.  Term Loan A and Term Loan B are repayable in U.S. dollars. Borrowings under the Revolving Credit Facility and Term Loan A bear interest at a rate equal to U.S. Libor (for U.S. dollar borrowings) and CDOR or Canadian Bankers’ Acceptances (for Canadian dollar borrowings), plus a margin of 1.2%-3.0% per annum, based on the Company’s total leverage ratio.  Term Loan B bears interest at U.S. Libor plus 2.75% per annum.  The Revolving Credit Facility and Term Loan A are payable at maturity.  Term Loan B will amortize in equal quarterly installments in aggregate annual amounts equal to 1% of the original principal amount of the loan, with the final balance payable at maturity.  The Revolving Credit Facility, Term Loan A, and Term Loan B may be repaid by the Company, in whole or in part, together with accrued interest, without premium or penalty, with the exception of a 1% soft call prepayment premium on Term Loan B, applicable during the first six months of the loan.

The Syndicated Credit Facility is guaranteed by the Company and certain designated subsidiaries of the Company.  The security for the Syndicated Credit Facility, subject to customary exceptions, will include substantially all the tangible and intangible assets of the Company and its subsidiary guarantors.  The Company is required to make mandatory prepayments of the outstanding principal and accrued interest upon the occurrence of certain events and to the extent of a specified percentage of annual excess cash flow that is not reinvested or used for other specified purposes.  The Syndicated Credit Facility is subject to customary affirmative and negative covenants, default provisions, representations and warranties and other terms and conditions.

The Revolving Credit Facility includes an aggregate $200 million sub limit under which letters of credit can be issued.  As at December 31, 2017, the Company also had in place a total of $125 million in letter of credit agreements with major banks.

As at December 31, 2016, the Company had certain amounts owing under its previous syndicated credit facility, a twelve year senior secured note purchase agreement for $250 million (the “2024 Term Notes”), and a long term debt agreement for $100 million (the “2017 Term Notes”).  On February 22, 2017, the Company repaid in full at maturity $100 million to settle the 2017 Term Notes. On February 28, 2017, the Company repaid $10.2 million of principal of its 2024 Term Notes in connection with a drawdown under its revolving securitization facility agreement.  On October 5, 2017, the Company’s previous syndicated credit facility and 2024 Term Notes were fully repaid, in addition to a make-whole premium of $20.0 million, concurrent with the borrowings under the Syndicated Credit Facility.

The Company has significant unused borrowing capacity under its syndicated credit facility and ready access to capital markets on an as-required basis to finance growth initiatives.

Debt covenants

As at December 31, 2017, the Company was in compliance with all covenants under its various credit facilities and long-term debt agreement.

Securitization liability

The Company has in place a revolving securitization facility agreement with an international financial institution. Under the terms of the agreement, the Company may offer to sell up to $400 million of eligible orbital receivables from time to time with terms of seven years or less discounted to face value using prevailing market rates. In 2016, the Company executed two drawdowns and sold orbital receivables with book value of $112.1 million for net proceeds of $123.1 million. The proceeds of the drawdowns were used to pay down long-term debt but the facility will ultimately be used to help fund growth initiatives. There were no drawdowns executed during the year ended December 31, 2017.

The orbital receivables that were securitized remain on the Company’s balance sheet as the Company continues to service the orbital receivables and has retained substantially all of the risks and rewards of ownership. The net proceeds received have been recognized as a securitization liability that has been subsequently measured at amortized cost using the effective interest rate method. The securitized orbital receivables and the securitization liability are being drawn down as payments are received from the customers and passed on to the international financial institution. The Company continues to recognize orbital income on the orbital receivables that are subject to the securitization transactions and recognizes interest expense to accrete the securitization liability to the value at maturity.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND CONTINGENCIES

The Company enters into contractual obligations in the normal course of business. The following table provides a summary of the Company’s payment obligations in each of the next five years and thereafter specifically related to long-term debt, operating leases and other obligations.

As at December 31, 2017	2018	2019	2020	2021	2022	There- after	Total
($ millions)

Syndicated credit facility (excluding interest)	11.4	11.4	261.6	757.1	13.0	1,887.7	2,942.2
Finance leases (excluding interest)	6.7	6.3	5.3	0.4	0.1	-	18.8
Securitization liability (excluding interest)	15.5	15.2	16.8	18.7	20.8	19.3	106.3
Operating leases[1]	38.0	35.1	29.0	26.9	23.3	102.5	254.8
Purchase obligations	370.2	286.6	117.7	16.6	13.8	13.8	818.7
Other obligations[2]	9.4	3.3	1.6	1.4	1.0	6.7	23.4
	451.2	357.9	432.0	821.1	72.0	2,030.0	4,164.2

[1]	The operating leases were primarily related to rental of office and manufacturing space.
[2]

Other obligations means other financial liabilities reflected on the Company’s consolidated balance sheets as at December 31, 2017, which was primarily comprised of non-trade payables and deferred fair value losses on foreign exchange forward contracts.

The Company has significant purchase obligations for goods and services, under legally enforceable agreements with defined terms as to quantity, price and timing of delivery.  Most of these purchase obligations are for purchase or construction of property, plant and equipment or intangible assets, operational commitments related to remote ground terminals, or with subcontractors on long-term construction contracts that the Company has with its customers.

As at December 31, 2017, the Company’s banks have issued letters of credit for $108.0 million (December 31, 2016 - $83.7 million) in the normal course of business,  of which $77.9 million (December 31, 2016 - $69.5 million) was guaranteed by Export Development Canada (“EDC”), a Canadian government corporation.

During the year, the Company has also provided an indemnity to EDC in partial support of selected satellite financings provided by EDC.  The indemnity is not recognized on the balance sheet and if it were called upon, the maximum value of the indemnity as at December 31, 2017 was $50.3 million.

The Company has received, in aggregate, $7.2 million (C$9.0 million) of government grants under a non-refundable contribution agreement with Investissement Québec relating to the expansion of the Company’s satellite systems facility in Montreal. The government grants can become conditionally repayable if certain average employment targets to December 31, 2018 are not met. As at December 31, 2017, the Company has met the required employment targets.

In prior years, the Company's Canadian operations have received funding under contract from the Government of Canada under several programs that support the development of new commercial technologies and products for delivery to customers of the Government of Canada. This funding is subject to possible repayment in the form of royalties, generally not exceeding 5% of future revenues, on commercialization of that intellectual property by Maxar.  For the years ended December 31, 2017 and 2016, no funding was received under these programs.

In July 2017, a DigitalGlobe shareholder filed a lawsuit in the U.S. District Court for the District of Colorado, naming DigitalGlobe, Maxar, and the individual directors of DigitalGlobe at the time of the DigitalGlobe Transaction as defendants.  On February 12, 2018, the plaintiff filed a voluntary motion to dismiss.

Additional lawsuits arising out of or relating to the Merger Agreement or the DigitalGlobe Transaction may be filed in the future.

In October 2017, Foros Advisors LLC (“Foros”) filed a lawsuit in the U.S. District Court for the Southern District of New York, naming DigitalGlobe as the defendant.  In December 2017, Foros filed an amended complaint in the lawsuit.  The amended complaint alleges that DigitalGlobe breached a contract with Foros by not offering Foros the opportunity to serve as advisor to DigitalGlobe in connection with Maxar’s acquisition of DigitalGlobe.  The lawsuit seeks damages in an amount not less than $18 million for this breach, plus pre-judgment interest.

On January 8, 2018, DigitalGlobe filed a motion to dismiss the amended complaint.  Briefing on the motion to dismiss will be completed in February 2018.

While it is too early to predict the outcome of litigation or a reasonable range of potential losses, Maxar believes this lawsuit is without merit.

In November 2017, certain purported former holders of DigitalGlobe Series A Convertible Preferred Stock and certain purported former holders of shares of DigitalGlobe common stock filed petitions for appraisal of the value of their purported holdings of DigitalGlobe common and preferred stock as of the date of Maxar’s acquisition of DigitalGlobe.  DigitalGlobe is named as the respondent in the lawsuits, and filed answers to the lawsuits in December 2017.

It is too early to predict the outcome of this litigation or a reasonable range of potential losses.  Additional petitions for appraisal arising out of or relating to Maxar’s acquisition of DigitalGlobe may be filed in the future.

The Company is a party to various other legal proceedings and claims that arise in the ordinary course of business as either a plaintiff or defendant. The Company analyzes all legal proceedings and the allegations therein. The outcome of any of these other proceedings, either individually or in the aggregate, is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

For further information on the Company’s contractual obligations, contingencies and commitments, refer to the notes to the consolidated financial statements.

SIGNIFICANT ACCOUNTING POLICIES AND THE USE OF ESTIMATES

In the application of the Company’s accounting policies, which are described in note 3 of the consolidated financial statements, management is required to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates, assumptions and judgments are evaluated by management on an ongoing basis and are based on historical experience and various factors that management believes to be reasonable under the circumstances. However, due to the nature of estimates, actual results may differ from these estimates.

The most significant areas that require management to use estimates, assumptions and judgments are discussed below.

Revenue recognition

Application of IFRS related to the recognition and measurement of revenue requires the use of judgments and estimates. Specifically, judgment is used in interpreting complex arrangements with nonstandard terms and conditions and determining when all criteria for revenue recognition have been met.

Maxar generates a significant portion of revenues from long-term construction contracts. Revenues from long-term construction contracts, including amounts attributed to customer supplied materials, are recognized using the percentage of completion method based on costs incurred relative to total estimated costs. The inception to date effect of any changes in estimates of contract price or costs to complete is recognized in the period when the change is determined by management. The long-term nature of contracts involves considerable use of judgment and estimates in determining total revenues, total costs, performance incentives, contract risks, and percentage of completion. There are numerous factors to consider, including variances in the contract deliverables, scheduling, labour costs, material costs and productivity. The Company has developed methods and systems to provide reasonably dependable expenditure estimates for its long-term construction contracts.

When management’s estimates indicate that it is probable that total contract costs including allocation of overhead will exceed contract revenue on a construction contract upon completion, a provision for the expected loss is recognized immediately in the period in which the loss becomes evident. In 2017 and 2016, the Company has recognized contract loss provisions for certain construction contracts. Management continually reviews the estimates for total contract costs and revenues and adjusts the contract loss provisions as necessary.

Maxar enters into certain long-term construction contracts with the Canadian government where a portion of the funding received may be contingently repayable. Government assistance relating to long-term construction contracts is treated as an increase in revenue or as a reduction in costs, depending on its nature. Maxar reviews all government assistance to determine which of the methods is appropriate in the circumstances. Maxar treats amounts received from governments as revenue on contracts when the government is the final customer and where the contract requires that a final product be delivered. In certain cases, Maxar retains the commercial rights to the related intellectual property but the government retains the rights to receive a royalty on any commercialization of that intellectual property. Maxar treats amounts received from governments as a reduction of costs incurred when funding is provided for the development of a capability or intellectual property.

In addition, the Company enters into contracts that contain multiple deliverables. Judgment is required to properly identify the units of accounting in transactions with multiple deliverables and to determine how revenue should be allocated to those units of accounting. The Company has not historically been able to use third-party evidence of selling price when allocating consideration as part of a multiple-element arrangement due to the unique nature of our products and services and lack of visibility into competitor pricing. Therefore, relative selling prices are determined based on best estimates that involve judgment and consider multiple factors that may vary based on the nature of the deliverables included in an arrangement. Factors considered include, but are not limited to market conditions, competitive landscape, geographic or regional specific factors, internal costs, profit margin objectives and pricing practices used by the Company.

Income taxes

The Company is subject to taxation in numerous jurisdictions and exercises judgment in estimating the provision for federal, provincial, and foreign income taxes. Income tax laws and regulations can be complex and are potentially subject to different interpretation between the Company and the respective tax authority. Provisions for tax are made using the Company’s best estimate of the amount of tax expected to be paid based on an assessment of all relevant factors. However, the precision and reliability of the estimates are subject to uncertainty and may change as additional information becomes known.

Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The recognition of deferred income tax assets involves considerable use of judgment and requires management to make estimates and assumptions, including estimates of projected taxable income, the timing of the reversal of temporary differences, the tax rates and laws in each respective jurisdiction and the impact of tax planning strategies. The amount of recognized deferred tax assets may change from period to period due to the uncertainties surrounding these assumptions.

The Tax Cuts and Jobs Act (“2017 Act”) was enacted on December 22, 2017. The 2017 Act includes a broad range of tax reform proposals affecting businesses, including a reduction in the U.S. federal corporate tax rate from 35% to 21%, a one-time mandatory deemed repatriation tax on earnings of certain foreign subsidiaries that were previously tax deferred, limitations on interest expense deductions, a new base erosion focused minimum tax applicable to certain payments to foreign related parties and the creation of new taxes on earnings of non-U.S. subsidiaries.

For the year ended December 31, 2017, the Company has not finalized the accounting for the tax effects of the enactment of the 2017 Act. However, the Company has made a reasonable estimate of the impact of the 2017 Act on the Company’s existing deferred tax balances and the one-time mandatory deemed repatriation tax.  The Company’s deferred tax balances for its U.S. subsidiaries have been re-measured based on the newly enacted tax rates at which the deferred tax assets and liabilities are expected to reverse in future fiscal years. The impact of this re-measurement and the provision for the one-time mandatory deemed repatriation tax was not material.

For other elements of tax expense, the Company has not been able to make a reasonable estimate and continues to account for such items based on the provisions of the tax laws that were in effect immediately prior to the 2017 Act. As the Company finalizes the accounting for the tax effects of the enactment of the 2017 Act, the Company expects to reflect adjustments to the recorded provisional amounts and record additional tax effects of the 2017 Act.

Business combinations

In a business combination, all assets, liabilities and contingent liabilities acquired or assumed are recorded at their fair values at the date of acquisition. Management uses judgment when estimating fair values of the net assets acquired and any contingent consideration to be recognized as part of the initial purchase consideration. The fair value of intangible assets acquired is determined using valuation techniques that require estimation of replacement costs, future net cash flows and discount rates. Changes in the estimates and assumptions used could have a material impact on the amount of goodwill recorded and the amount of depreciation and amortization expense recognized in earnings for depreciable assets in future periods.

Impairment of non-financial assets

Goodwill is not amortized. The Company tests goodwill for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill is considered to be impaired and an impairment loss would be recognized in earnings when the carrying amount of the cash generating unit or group of cash generating units to which the goodwill has been allocated exceeds its fair value.

Intangible assets with finite useful lives are amortized over their estimated useful lives.  The Company reviews the amortization methods and estimated useful lives of intangible assets annually. As at December 31, 2017, the Company did not have any indefinite life intangible assets. The Company tests intangible assets for impairment when events or changes in circumstances indicate that an asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss would be recognized in earnings for the excess of carrying value over fair value, if any.

Maxar has used independent third party valuation specialists for significant acquisitions to perform purchase price allocations and to identify and attribute values and estimated useful lives to the intangible assets acquired. Details provided in valuators’ reports on cash flows, tax rates, discount rates, capital expenditures, attrition rates and other assumptions used to determine the nature and amount of the individual intangible assets are reviewed by management. This process calls for considerable use of judgment, and requires all parties involved to make estimates and assumptions. These determinations impact the amount of amortization expense to be recognized in future periods over the estimated useful lives of the intangible assets.

Impairment tests of goodwill and intangible assets involve considerable use of judgment and require management to make estimates and assumptions. The fair values of cash generating units are derived from certain valuation models, which consider various factors such as discount rates, future earnings and perpetual growth rates. Changes in estimates and assumptions can affect the reported value of goodwill and intangible assets.

Satellite useful lives

The estimated useful life over which the Company depreciates a satellite is determined once the satellite has been placed into orbit. The initial determination of the satellite useful life involves a complex analysis that considers random part failure probabilities, expected component degradation and cycle life, predicted fuel consumption, and other factors.

At least annually, or more frequently should facts and circumstances indicate, the Company performs an assessment of the remaining useful lives of our satellites. The assessment evaluates on-orbit performance, remaining fuel, remaining anticipated component cycle life and durability, environmental and operational stresses and other factors that may impact the satellite’s useful life. Any change in the useful lives of satellites is accounted for on a prospective basis from the date of change, generally as of the first day of the quarter in which the change is made.

The Company made no changes to the estimated useful lives of its satellites for the year ended December 31, 2017 subsequent to the acquisition of DigitalGlobe on October 5, 2017.

Impairment of financial assets

Financial assets not carried at fair value through earnings are assessed for impairment at each reporting date.  A financial asset is impaired if objective evidence indicates that a loss event which negatively affected the estimated future cash flows has occurred after the initial recognition of the asset.  Management uses judgment when identifying and assessing objective evidence that may indicate a loss event and when estimating the potential impact on the carrying value of accounts receivable, notes receivable, orbital receivables, and other financial assets.  For financial assets measured at amortized cost, the impairment loss is the difference between the carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate.  If an impairment has occurred, the carrying amount of the asset is reduced, with the amount of the loss recognized in earnings.  A permanent impairment loss for an available-for-sale investment is recognized by transferring the cumulative loss previously recognized in other comprehensive income to earnings.

Fair valuation of financial instruments

IFRS requires financial instruments to be measured at fair value as at the balance sheet date. In determining fair value, the Company must estimate the price that market participants would sell for, or buy at, in an active liquid market, if there was one. Current market conditions, in which some financial instruments may lack an active market, make it more difficult for the Company to estimate fair value. While management believes the estimates of fair values at the balance sheet date are reasonable, differences in estimates could have an impact on the financial position and results of operations of the Company.

Derecognition of financial assets

IFRS requires that financial assets be derecognized when the rights to receive cash flows from the assets have expired or have been transferred, either outright or through a qualifying pass-through arrangement, and the Company has transferred substantially all of the risk and rewards of ownership of the asset. When the Company retains substantially all of the risks and rewards of transferred assets, the transferred assets are not derecognized and remain on the consolidated balance sheet. Management assesses these criteria using the balance of facts and circumstances of each individual arrangement and applies considerable judgment when making these assessments, particularly when determining whether substantially all the risks and rewards of ownership of the financial assets have been transferred.  The Company assessed these criteria in order to determine the appropriate accounting treatment for the orbital securitization transactions executed in 2016 and concluded that the Company has retained substantially all of the risks and rewards of ownership of the orbital receivables.  Accordingly, the securitized orbital receivables remain recognized on the consolidated balance sheet and the net proceeds received have been recognized as a securitization liability. Any changes to the conclusions of these assessments could have a material impact on the consolidated financial statements.

Provisions

The Company records a provision when an obligation to a third party exists, the payment is probable and the amount can be reasonably estimated. The Company records a provision based on the best estimate of the expenditure required to settle the present obligation at the balance sheet date. While management believes these estimates are reasonable, differences in actual results or changes in estimates could have an impact on the liabilities and results of operations recorded by the Company.

Pension and other post-retirement benefit obligations

The Company’s obligations and expenses relating to defined benefit pension and other post-retirement benefit plans are determined using actuarial calculations, and are dependent on significant assumptions such as the long-term rate of return on plan assets, the discount rate for pension benefits obligations and the rate of compensation increase. While management believes these assumptions are reasonable, differences in actual results or changes in assumptions could have an impact on the obligations and expenses recorded by the Company.

Share-based compensation

The Company measures the fair value of its share-based compensation awards using the Black-Scholes option pricing model and recognizes the fair value expense on a straight-line basis over the relevant vesting period. Management uses judgment to determine the inputs to the Black-Scholes option pricing model including expected plan lives, underlying share price volatility and forfeiture rates. Changes in these assumptions could have a material impact on the calculation of fair value and the amount of compensation expense recognized in earnings.

Hedge accounting

IFRS specifies the criteria that must be satisfied in order to apply hedge accounting under each of the permitted hedging strategies relevant to the Company. The Company applies considerable judgment when assessing whether a hedging relationship meets the criteria to qualify for hedge accounting and when testing for effectiveness. Hedge accounting is discontinued prospectively when the hedging relationship ceases to be effective or the hedging or hedged items cease to exist as a result of invoicing, maturity, expiry, sale, termination, cancellation or exercise. The fair value of hedged items and hedging instruments are primarily derived from market values adjusted for credit risk, which can fluctuate greatly from period to period. When a hedging relationship does not qualify for hedge accounting, the changes in fair value are recognized immediately in earnings and can result in significant variability in net earnings.

Investment tax credits

The Company recognizes investment tax credits when the reasonable assurance threshold is met. Investment tax credits may be carried forward to reduce future Canadian federal and provincial income taxes payable. The Company applies judgment when determining whether the reasonable assurance threshold has been met to recognize investment tax credits in the consolidated financial statements. For investment tax credits that have not met the criteria to be recognized in the consolidated financial statements, management continually reviews these interpretations and assessments and recognizes the investment tax credits relating to prior period expenses in the period when the reasonable assurance criteria have been met. The Company must interpret eligibility requirements in accordance with Canadian income tax laws and must assess whether future taxable income will be available against which the investment tax credits can be utilized. Any changes in these interpretations and assessments could have a material impact on the amount and timing of investment tax credits recognized in the consolidated financial statements. Furthermore, the amount of investment tax credits recognized in a period may impact adjusted EBITDA margin percentages.

NEW ACCOUNTING STANDARDS

In May 2014, the International Accounting Standards Board (“IASB”) issued IFRS 15 - Revenue from Contracts with Customers, which supersedes IAS 18 - Revenue, IAS 11 - Construction Contracts and other interpretive guidance associated with revenue recognition.  IFRS 15 provides a single, principles-based five-step model to be applied to all contracts with customers to determine how and when an entity should recognize revenue.  The standard also provides guidance on whether revenue should be recognized at a point in time or over time as well as requirements for more informative, relevant disclosures.  IFRS 15 is effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted.  The Company has established an implementation plan and intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018 and apply IFRS 15 retrospectively to prior periods.

The Company is continuing to assess the transition impact of adopting IFRS 15 on its consolidated financial statements. This includes finalizing the evaluation of (i) recognition and measurement of all significant construction and service contracts in place, including contracts acquired in the DigitalGlobe Transaction or subsequently entered into by DigitalGlobe entities; (ii) company policies and business practice; (iii) internal controls; and (iv) significant judgments and estimations required.

While the Company continues to assess all potential impacts of the new revenue recognition standard, it currently believes the most significant impact will relate to its method for accounting for contract loss provisions. A contract with a customer will be considered onerous and a loss provision will be recognized only if it becomes probable that the total estimated direct costs of the contract, excluding allocated overheads, exceeds total contract revenues.  Currently, the Company recognizes a contract loss provision if it becomes probable that total contract costs, including allocated overheads, exceeds total contract revenues. The impact of this change in accounting policy, when adopted, would decrease the frequency and amount of contract loss provisions recognized.

The Company expects that the significant majority of long-term construction and service contracts currently accounted for under the percentage of completion method will meet the requirements for revenue recognition over time under IFRS 15, and the Company will continue to apply a costs incurred to expected total cost model.

The Company is currently quantifying the transition impact and compiling the disclosures required for transition to IFRS 15. The Company will present its 2018 first quarter financial statements under this new standard.

In July 2014, the IASB issued IFRS 9 - Financial Instruments, which replaces the earlier versions of IFRS 9 and completes the IASB’s project to replace IAS 39 - Financial Instruments: Recognition and Measurement.  IFRS 9 includes a logical model for classification and measurement of financial assets; a single, forward-looking ‘expected credit loss’ impairment model and a substantially-reformed approach to hedge accounting to better link the economics of risk management with its accounting treatment.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions.  Earlier adoption is permitted.

For hedge accounting, IFRS 9 allows companies to continue to use the existing requirements under IAS 39 rather than adopting the new requirements of IFRS 9 from January 1, 2018 up until IASB finalizes its macro hedge accounting project. As permitted, the Company has elected to not adopt the IFRS 9 hedge accounting requirements of IFRS 15 on January 1, 2018 and will retain the IAS 39 hedge accounting requirements.

Other than hedge accounting, the Company will adopt the standard beginning January 1, 2018 using the modified retrospective application method, where the 2017 comparatives are not restated and a cumulative catch up adjustment is recorded on January 1, 2018, for any differences identified including adjustments to opening retained earnings balances. The Company has analyzed the impact of adopting IFRS 9 and anticipates that there will be no material changes as a result of adopting this new standard.

In January 2016, the IASB issued IFRS 16 - Leases, which supersedes IAS 17 - Leases.  IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases.  The standard establishes a single model for lessees to bring leases on-balance sheet while lessor accounting remains largely unchanged and retains the finance and operating lease distinctions.  IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with earlier adoption permitted, but only if also applying IFRS 15 - Revenue from Contracts with Customers and must be applied retrospectively with some exceptions.  The Company is currently evaluating the impact of IFRS 16 on its financial statements and does not intend to early adopt the standard.

RELATED PARTY TRANSACTIONS

As at December 31, 2017, the Company had no material transactions with related parties as defined in IAS 24 -  Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment or directorship arrangements.

	2017	2016
($ millions)
Salaries and other benefits	9.4	8.2
Post-employment benefits	1.5	0.5
Share-based payments	5.2	16.8
	16.1	25.5

In the second quarter of 2016, Daniel E. Friedmann, the former President and Chief Executive Officer of the Company, received a total of $14.2 million as contemplated by his 1999 employment agreement, of which $11.9 million of this amount was recorded as settlement of share-based compensation.

FINANCIAL INSTRUMENTS

The Company considers the management of financial risks to be an important part of its overall corporate risk management policy. Foreign exchange forward contracts are used to hedge the Company’s exposure to currency risk on sales, purchases, cash, net investments and loans denominated in a currency other than the functional currency of the Company’s domestic and foreign operations. The Company uses derivative financial instruments to manage existing exposures, irrespective of whether the Company formally documents such relationships as hedges in accordance with hedge accounting requirements.

As at December 31, 2017, the Company had foreign exchange forward purchase contracts for $249 million (December 31, 2016  - $224 million) and foreign exchange forward sales contracts for $431 million (December 31, 2016 - $472 million).

Derivative financial instruments are measured at fair values, which are determined with reference to quoted bid or ask prices where available. In the absence of an active market or direct quote, the Company determines fair value based on internal valuation models, such as discounted cash flow analysis, using management estimates and observable market-based inputs, as applicable. Management estimates include assumptions concerning the amount and timing of estimated future cash flows and application of appropriate discount rates. Observable market-based inputs are sourced from third parties and include interest rates and yield curves, currency spot and forward rates, and credit spreads, as applicable.

When derivative financial instruments are designated in a qualifying hedging relationship and hedge accounting is applied, the effectiveness of the hedges is measured at the end of each reporting period and the effective portion of changes in fair value is recognized in other comprehensive income and any ineffective portion is recognized immediately in earnings. For foreign exchange forward contracts used to manage risk associated with foreign currency rates, amounts are transferred from accumulated other comprehensive income to revenue or direct costs, selling, general and administration when the underlying transaction affects earnings. For derivative financial instruments not in a qualifying hedging relationship, changes in fair value are recognized immediately in earnings as a foreign exchange gain or loss or other account, as appropriate.

As at December 31, 2017, the Company’s foreign exchange forward contracts had a cumulative net unrealized gain on fair valuation of $1.9 million (December 31, 2016 - cumulative net unrealized loss of $0.3 million). Derivative financial instruments that qualified for hedge accounting had a cumulative net loss on fair valuation of $0.9 million recorded in other comprehensive income as at December 31, 2017  (December 31, 2016  - cumulative net gain of $5.9 million).

Further, the Company is exposed to credit risk through its cash and cash equivalents, restricted cash, short-term investments, trade and other receivables,  orbital receivables, notes receivable and derivative financial instruments. The Company is exposed to liquidity risk in meeting its contractual obligations associated with financial liabilities as they become due. The Company is exposed to fluctuations in interest rates since a proportion of its capital structure consists of variable rate debt. The Company is exposed to share-based compensation costs risk as share-based compensation expense can vary significantly as the price of its common shares changes.

Refer to the notes to the consolidated financial statements for more information on the impact of financial risks, including sensitivity analysis on variances to foreign exchange rates, interest rates and the Company’s share price, as well as the Company’s risk management strategy to minimize the potential adverse effects of these risks.

ADDITIONAL INFORMATION

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company and its subsidiaries is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

As required by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15(b) and Rule 15d-15(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of the disclosure controls and procedures as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act as at December 31, 2017. Based on that evaluation, they have concluded that the design and operation of the system of disclosure controls and procedures were effective as at December 31, 2017  at a reasonable assurance level.

Internal control over financial reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS.

As required by NI 52-109 and pursuant to Exchange Act Rules 13a-15(f) and 15d-15(f), the Chief Executive Officer and the Chief Financial Officer of the Company have evaluated the effectiveness of the internal controls over financial reporting as at December 31, 2017 using the framework established in Internal Control - Integrated Framework (2013)  issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, they have concluded that the design and operation of the Company’s internal controls over financial reporting were effective as at December 31, 2017.

Given that the Company became a Securities and Exchange Commission (“SEC”) registrant in 2017, it has until the year ended December 31, 2018 to ensure that its internal control over financial reporting is in compliance with the requirements of Section 404(a) of Sarbanes-Oxley, and the related rules of the SEC and the Public Company Accounting Oversight Board.

Except for the acquisition of DigitalGlobe, there was no change in the Company’s internal control over financial reporting that occurred in the fourth quarter of 2017 that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting. Management is in the process of assessing the effectiveness of internal control over financial reporting for the acquired business.

Because of the inherent limitations in a cost-effective control system, any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will prevent or detect all misstatements, due to error or fraud, from occurring in the consolidated financial statements. Additionally, management is required to use judgment in evaluating controls and procedures.

Dividends
Quarterly common share dividends paid in 2017:
Dividend per share, paid March 31, 2017	C$0.37
Dividend per share, paid June 30, 2017	C$0.37
Dividend per share, paid September 29, 2017	C$0.37
Dividend per share, paid December 29, 2017	C$0.37

On February 22, 2018, the Company declared a quarterly dividend of C$0.37 per common share payable on March 29, 2018 to shareholders of record at the close of business on March 15, 2018.

The table below summarizes the dividends paid for each of the past three fiscal years.

	2017	2016	2015
Dividends per common share	C$1.48	C$1.48	C$1.48

Outstanding share data

The Company’s notice of articles authorize the issuance of an unlimited number of common shares with no par value and an unlimited number of preferred shares with no par value issuable in series. As at December 31, 2017, the Company had 56,211,566 common shares outstanding.

As at February 22, 2018, the Company had 56,362,996 common shares outstanding. In addition, there were 5,690,782 share appreciation rights and 941,327 restricted stock units outstanding that may, at the discretion of the Company, be satisfied by common shares of the Company issued from treasury.

The Company’s Deferred Share Unit Plan provides that deferred share units (“DSUs”) could be satisfied, at the discretion of the Company, by common shares of the Company issued from treasury rather than by the payment in cash. As at February 22, 2018, there were 79,400 DSUs outstanding.

Public securities filings

Additional information about Maxar, including its most recent Annual Information Form, is available online under the Company’s SEDAR profile at www.sedar.com, under the Company’s EDGAR profile at www.sec.gov or on the Company’s website at  www.maxar.com.

RECONCILIATIONS

The following table reconciles adjusted EBITDA and adjusted earnings to net earnings for the last eight quarters.

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2017	2017	2017	2017	2016	2016	2016	2016
($ millions)
Adjusted EBITDA	180.9	68.6	66.0	63.1	66.3	61.6	71.6	68.2

Net finance expense	(46.9)	(11.1)	(10.8)	(10.6)	(10.0)	(8.7)	(9.1)	(9.4)
Depreciation and amortization[1]	(54.2)	(11.2)	(11.3)	(11.0)	(11.4)	(11.4)	(11.2)	(11.0)
Income tax expense on adjusted earnings	(13.3)	(9.8)	(8.6)	(7.8)	(6.3)	(6.1)	(6.9)	(6.6)
Adjusted earnings	66.5	36.5	35.3	33.7	38.6	35.4	44.4	41.2
Adjusted earnings per share, diluted	1.19	1.00	0.97	0.92	1.06	0.97	1.22	1.13
Items affecting comparability:
Share-based compensation recovery (expense)	(45.8)	(5.3)	(2.0)	(4.8)	3.9	2.3	(18.3)	(2.6)
Amortization of acquisition related intangible assets	(55.3)	(8.0)	(8.0)	(8.0)	(8.0)	(8.5)	(8.0)	(8.0)
Acquisition related expense	(30.1)	(9.8)	(12.1)	(8.0)	-	-	-	-
Interest expense on dissenting shareholder liability	(1.9)	-	-	-	-	-	-	-
Loss from early extinguishment of debt	(23.0)	-	-	-	-	-	-	-
Restructuring and enterprise improvement costs	(20.2)	(0.8)	(4.6)	(10.8)	-	-	-	(3.6)
Executive compensation settlement	-	-	-	-	-	-	(2.3)	-
Foreign exchange differences	1.3	0.3	9.8	0.1	(5.4)	1.5	(1.7)	2.9
Loss from joint venture	(0.5)	-	-	-	-	-	-	-
Recognition of previously unrecognized deferred tax assets	122.4	-	-	-	-	-	-	-
Income tax expense adjustment	51.1	(0.6)	0.9	2.1	(5.4)	1.3	5.5	0.3
Net earnings	64.5	12.3	19.3	4.3	23.7	32.0	19.6	30.2

[1]	Excludes amortization of acquisition related intangible assets.

CONSOLIDATED RESULTS IN CANADIAN DOLLARS

The following table provides selected financial information for the fiscal years indicated, including a reconciliation of adjusted EBITDA and adjusted earnings to net earnings, had the Company continued to use a Canadian dollar presentation currency for the year ended December 31, 2017.

	2017	2016	2015
(C$ millions, except per share amounts)
Consolidated revenues	2,112.5	2,063.8	2,117.4

Adjusted EBITDA	487.5	354.2	365.9
Adjusted EBITDA as a percentage of revenues	23.1%	17.2%	17.3%
Net finance expense	(102.1)	(49.4)	(46.4)
Depreciation and amortization[1]	(112.8)	(59.6)	(58.8)
Income tax expense on adjusted earnings	(51.0)	(34.2)	(39.6)
Adjusted earnings	221.6	211.0	221.1
Adjusted earnings per share, diluted	5.36	5.78	6.08
Items affecting comparability:
Share-based compensation expense	(74.0)	(19.3)	(14.1)
Amortization of acquisition related intangible assets	(101.8)	(43.0)	(40.6)
Acquisition related expense	(77.1)	-	-
Interest expense on dissenting shareholder liability	(2.4)	-	-
Loss from early extinguishment of debt	(28.8)	-	-
Restructuring and enterprise improvement costs	(47.2)	(4.8)	(12.9)
Executive compensation settlement	-	(3.0)	-
Foreign exchange differences	15.4	(3.7)	(6.6)
Loss from joint venture	(0.6)	-	-
Recognition of previously unrecognized deferred tax assets	158.9	-	-
Income tax expense adjustment	69.1	2.4	(4.1)
Net earnings	133.1	139.6	142.8
Net earnings per share, diluted	3.22	3.74	3.84

[1]	Excludes amortization of acquisition related intangible assets.

The following table reconciles adjusted EBITDA and adjusted earnings to net earnings in Canadian dollars for the last eight quarters, had the Company continued to use a Canadian dollar presentation currency for the year ended December 31, 2017.

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2017	2017	2017	2017	2016	2016	2016	2016
(C$ millions, except per share amounts)
Adjusted EBITDA	230.3	85.0	88.3	83.9	88.8	80.4	92.2	93.0
Net finance expense	(59.7)	(13.9)	(14.6)	(14.0)	(13.4)	(11.4)	(11.7)	(12.9)
Depreciation and amortization[1]	(68.9)	(14.0)	(15.3)	(14.6)	(15.2)	(14.9)	(14.4)	(15.1)
Income tax expense on adjusted earnings	(16.9)	(12.2)	(11.4)	(10.4)	(8.5)	(8.0)	(8.9)	(9.1)
Adjusted earnings	84.8	44.9	47.0	44.9	51.7	46.1	57.2	55.9
Adjusted earnings per share, diluted	1.52	1.23	1.29	1.23	1.42	1.26	1.57	1.53
Items affecting comparability:
Share-based compensation recovery (expense)	(58.4)	(6.6)	(2.6)	(6.5)	5.2	3.0	(23.6)	(3.9)
Amortization of acquisition related intangible assets	(70.4)	(10.0)	(10.8)	(10.6)	(10.7)	(11.1)	(10.3)	(11.0)
Acquisition related expense	(38.3)	(12.0)	(16.1)	(10.7)	-	-	-	-
Interest expense on dissenting shareholder liability	(2.4)	-	-	-	-	-	-	-
Loss from early extinguishment of debt	(28.8)	-	-	-	-	-	-	-
Restructuring and enterprise improvement costs	(25.8)	(1.0)	(6.1)	(14.3)	-	-	-	(4.8)
Executive compensation settlement	-	-	-	-	-	-	(3.0)	-
Foreign exchange differences	1.6	0.5	13.1	0.2	(7.2)	2.0	(2.2)	3.8
Loss from joint venture	(0.6)	-	-	-	-	-	-	-
Recognition of previously unrecognized deferred tax assets	158.9	-	-	-	-	-	-	-
Income tax expense adjustment	65.9	(0.9)	1.3	2.9	(7.1)	1.8	7.2	0.7
Net earnings	86.5	14.9	25.8	5.9	31.9	41.8	25.3	40.7

[1]	Excludes amortization of acquisition related intangible assets.

PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information gives effect to the Company’s acquisition of DigitalGlobe using the acquisition method of accounting for business combinations with the Company identified as the acquirer, and is based on the respective historical unaudited condensed consolidated financial statements of the Company and DigitalGlobe for the periods presented below. In determining these amounts, management has conformed DigitalGlobe’s historical financial results originally prepared under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) to IFRS and has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2016. In addition, DigitalGlobe’s historical financial results have been adjusted to reflect the revenues and expenses of The Radiant Group, Inc. (“Radiant”) as if DigitalGlobe’s acquisition of Radiant had occurred on January 1, 2016. Revenue and direct costs, selling, general and administration expense have been adjusted to reflect the elimination of intra entity transactions during the periods and other expense has been adjusted to reflect the elimination of transaction related expenses.

This unaudited pro forma financial information is for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved if the acquisition had been completed at the beginning of the period for the periods presented, nor do they purport to project the results of operations of the combined entities for any future period or as of any future date.  This unaudited pro forma financial information may not be useful in predicting the results of operations of the combined company in the future. The actual results of operations may differ significantly from this pro forma financial information.

The unaudited pro forma financial information uses the non-IFRS financial measures of adjusted EBITDA, adjusted earnings and adjusted earnings per share.  Refer to the section entitled “Non-IFRS Financial Measures” of this MD&A for further discussion on the use of non-IFRS financial measures.

Pro Forma Revenue and Pro Forma Adjusted EBITDA by Segment:

The following table summarizes pro forma revenue and pro forma adjusted EBITDA by segment for the last eight quarters.

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
($ millions)	2017	2017	2017	2017	2016	2016	2016	2016

Pro forma revenues:
Space Systems	284.1	292.2	333.6	336.7	334.6	342.9	350.5	371.5
Imagery	206.9	200.5	201.2	193.0	192.6	193.7	188.3	190.4
Services	61.1	72.1	68.7	57.8	67.6	61.8	61.3	52.5
	552.1	564.8	603.5	587.5	594.8	598.4	600.1	614.4
Pro forma adjusted EBITDA:
Space Systems	47.3	60.1	61.0	61.4	60.4	54.8	66.3	62.1
Imagery	134.5	128.2	128.8	120.1	123.3	124.8	123.1	124.2
Services	9.5	9.3	7.5	6.0	11.8	9.2	6.9	5.7
Pro forma operating EBITDA	191.3	197.6	197.3	187.5	195.5	188.8	196.3	192.0
Corporate expenses	(6.4)	(8.5)	(10.0)	(9.5)	(10.1)	(8.2)	(8.3)	(7.7)
	184.9	189.1	187.3	178.0	185.4	180.6	188.0	184.3

Reconciliation of Pro Forma Adjusted EBITDA to Pro Forma Adjusted Earnings and Pro Forma Net Earnings:

The following table reconciles pro forma adjusted EBITDA and pro forma adjusted earnings to pro forma net earnings for the last eight quarters.

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
($ millions)	2017	2017	2017	2017	2016	2016	2016	2016

Pro forma adjusted EBITDA	184.9	189.1	187.3	178.0	185.4	180.6	188.0	184.3
Net finance expense	(47.8)	(49.1)	(50.2)	(47.0)	(38.0)	(36.9)	(38.0)	(42.1)
Depreciation and amortization[1]	(56.5)	(52.3)	(52.5)	(50.7)	(47.0)	(48.0)	(50.0)	(54.0)
Income tax expense on adjusted earnings	(13.5)	(14.8)	(14.3)	(13.6)	(11.9)	(12.2)	(12.7)	(10.9)
Pro forma adjusted earnings	67.1	72.9	70.3	66.7	88.5	83.5	87.3	77.3
Adjusted earnings per share	1.18	1.28	1.24	1.17	1.56	1.47	1.54	1.36
Items affecting comparability:
Share-based compensation expense	(12.6)	(11.2)	(7.7)	(11.4)	(0.1)	(2.8)	(23.2)	(7.0)
Amortization of acquisition related intangible assets	(57.8)	(58.6)	(58.6)	(58.6)	(56.6)	(57.1)	(56.6)	(56.6)
Interest expense on dissenting shareholder liability	(1.9)	(1.9)	(1.8)	(1.7)	(1.7)	(1.7)	(1.7)	(1.7)
Loss from early extinguishment of debt	-	-	-	(0.5)	(35.7)	-	-	-
Restructuring and enterprise improvement costs	(20.5)	(1.3)	(4.9)	(11.1)	(3.8)	(3.2)	(2.3)	(7.4)
Executive compensation settlement	-	-	-	-	-	-	(2.3)	-
Foreign exchange differences	1.3	0.3	9.8	0.1	(5.4)	1.5	(1.7)	2.9
Earnings (loss) from joint ventures	(1.1)	0.1	0.8	-	(0.4)	(1.3)	(1.3)	(0.9)
Income tax expense adjustment	3.0	28.1	33.0	11.4	7.3	27.7	17.3	19.6
Pro forma net earnings (loss)	(22.5)	28.4	40.9	(5.1)	(7.9)	46.6	15.5	26.2

[1]	Excludes amortization of acquisition related intangible assets.

Pro forma financial results

Pro forma consolidated revenues were $2,307.9 million in 2017 compared to $2,407.7 million in 2016. Pro forma adjusted EBITDA was $739.3 million compared to $738.3 million in 2016.  Pro forma adjusted earnings was $277.0 million in 2017 ($4.87 per share) compared to $336.6 million ($5.92 per share) in 2016. The decrease in adjusted earnings and adjusted earnings per share was due to several factors primarily related to the WorldView-4 satellite. There was an increase in finance expense year-over-year due to a decrease in the amount of finance expense capitalized of approximately $45 million related to the timing of the WorldView-4 satellite construction, launch and commissioning. There was also an increase in depreciation expense in 2017 compared to 2016 due to WorldView-4 being placed into service in the first quarter of 2017. Lastly, the pro forma effective income tax rate in 2017 was higher than in 2016 due to the mix of income between jurisdictions.

Foreign exchange translation:

The following exchange rates were used when translating Maxar’s operations with Canadian functional currency into U.S. dollars for purposes of preparing the pro forma financial information above:

Three months ended March 31, 2016	Average rate	$1 Canadian = U.S. $0.7280
Three months ended June 30, 2016	Average rate	$1 Canadian = U.S. $0.7761
Three months ended September 30, 2016	Average rate	$1 Canadian = U.S. $0.7665
Three months ended December 31, 2016	Average rate	$1 Canadian = U.S. $0.7495
Three months ended March 31, 2017	Average rate	$1 Canadian = U.S. $0.7560
Three months ended June 30, 2017	Average rate	$1 Canadian = U.S. $0.7436
Three months ended September 30, 2017	Average rate	$1 Canadian = U.S. $0.7985
Three months ended December 31, 2017	Average rate	$1 Canadian = U.S. $0.7865

BUSINESS RISKS AND UNCERTAINTIES

There are certain risks inherent in the business carried on by the Company and, hence, actual results and future trends may differ materially from past or projected future performance. Senior management has identified the following principal risks, in industry and within the Company, as having the potential, if they were to materialize, to have a material adverse effect on the Company’s business, cash flows, financial condition, results of operations, and / or future growth. The risks and uncertainties described below are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company or those the Company currently views to be immaterial may also materially and adversely affect the Company’s business, financial condition or results of operations.  The Company urges investors to carefully consider the risk factors described below in evaluating the information outlined in this report.

The Company’s business with various governmental entities is concentrated in a small number of primary contracts. The loss or reduction in scope of any one of the Company’s primary contracts would materially reduce its revenue.

The Company’s business with various governmental entities is concentrated in a small number of primary contracts.  For example, the majority of the revenue generated by the Imagery segment is currently derived from a single contract with a U.S. government agency that can be terminated at any time.  In 2017, the Imagery segment generated approximately 78% of its revenue from the U.S. government and 41% from the EnhancedView SLA, on a pro forma combined basis.  Under the EnhancedView SLA, NGA is able to mandate altitude of certain of the Company’s satellites, which affects the Company’s data collection ability. While the Company believes the decrease in collection capability would be offset by improved data capture capabilities on the ground, there can be no assurance that the Company’s current collection capability will be maintained. The Company’s ability to service other customers could be negatively impacted if it is unable to maintain its current collection capacity. In addition, any inability on the Company’s part to meet the performance requirements of the EnhancedView contract could result in a performance penalty or breach of that contract. A breach of its contract with NGA or reduction in service to the Company’s other customers could have a material adverse effect on the Company’s business, financial condition and results of operations.

The U.S. government may also terminate or suspend the Company’s contracts, including the EnhancedView Contract, at any time with or without cause. If a contract with the U.S. government was terminated early, recognition of revenue currently classified as deferred would be accelerated. If any such contract was extended, the time period over which certain deferred revenue balances are currently expected to be recognized could be extended, resulting in lower revenue recognition than currently anticipated. Additionally, any changes in the size, scope or term of the EnhancedView Contract could impact the Company’s satellite replenishment strategy and the Company’s ability to repay or refinance the Company’s long-term debt. Although the Company’s NGA contracts generally involve fixed annual minimum commitments, such commitments, along with all other contracts with the U.S. government, are subject to annual Congressional appropriations and the federal budget process, and as a result, the U.S. government may not continue to fund these contracts at current or anticipated levels.

The Company’s business with various governmental entities is subject to the policies, priorities, regulations, mandates, and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto.

Changes in government policies, priorities, regulations, use of commercial data providers to meet U.S. government imagery needs, government agency mandates, funding levels through agency budget reductions, the imposition of budgetary constraints or a decline in government support or deferment of funding for programs in which the Company or its customers participate could result in contract terminations, delays in contract awards, reduction in contract scope, performance penalties or breaches of the Company’s contracts, the failure to exercise contract options, the cancellation of planned procurements and fewer new business opportunities, all of which could negatively impact the Company’s business, financial condition, results of operations and cash flows.

In addition, contracts with any government, including the Canadian or U.S. government, may be terminated or suspended by the government at any time and could result in significant liability obligations for the Company. The Company seeks to have in place as standard provisions, termination for convenience language which reimburses it for reasonable costs incurred, subcontractor and employee termination and wind-down costs plus a reasonable amount of profit thereon. However, reparations for termination may fall short of the financial benefit associated with full completion and operation of a contract. Also, the Company may not be able to procure new contracts to offset the revenue or backlog lost as a result of any termination of government contracts. The loss of one or more large contracts could have a material adverse impact on the Company’s business, financial condition, results of operations and cash flows.

Disruptions in U.S. government operations and funding could have a material adverse effect on the Company’s revenues, earnings and cash flows and otherwise adversely affect its financial condition.

Any disruptions in federal government operations could have a material adverse effect on the Company’s revenues, earnings and cash flows. If the U.S. government defaults on its debt, there could be broad macroeconomic effects that could raise the Company’s cost of borrowing funds, and delay or prevent its future growth and expansion. Continued uncertainty related to recent and future U.S. federal government shutdowns, the U.S. budget, U.S. government default on its debt and/or failure of the U.S. government to enact annual appropriations could have a material adverse effect on the Company’s revenues, earnings and cash flows. Additionally, disruptions in federal government operations may negatively impact regulatory approvals and guidance that are important to the Company’s operations.

Changes in U.S. government policy regarding use of commercial-data providers, or material delay or cancellation of certain U.S. government programs, may have a material adverse effect on the Company’s revenue and its ability to achieve its growth objectives.

Current U.S. government policy encourages the U.S. government’s use of commercial-data providers to support U.S. national security objectives.  Under NGA’s EnhancedView Program (the “EnhancedView Program”), NGA acquires imagery and imagery-derived products from commercial-data providers on behalf of its clients within the U.S. government. The Company is considered by the U.S. government to be a commercial data provider. U.S. government policy is subject to change and any change in policy away from supporting the use of commercial-data providers to meet U.S. government imagery needs, or material delay or cancellation of planned U.S. government programs, including the EnhancedView Program, could materially affect the Company’s revenue and its ability to achieve its growth objectives.

The Company’s operations in the U.S. government market are subject to significant regulatory risk.

The Company’s operations in the U.S. government market are subject to significant government regulation. The costs associated with execution of the Company’s U.S. Access Plan are significant. A failure by the Company to maintain the relevant clearances and approvals could limit its ability to operate in the U.S. market. Further, there can be no assurance that the Company will continue to be awarded contracts by the U.S. government. In addition, a failure by the Company to keep current and compliant with relevant U.S. regulations could result in fines, penalties, repayments, or suspension or debarment from U.S. government contracting or subcontracting for a period of time and could have an adverse effect on its standing and eligibility for future U.S. government contracts.

Failure to comply with the requirements of the National Industrial Security Program Operating Manual could result in interruption, delay or suspension of the Company’s ability to provide its products and services, and could result in loss of current and future business with the U.S. government.

The Company and/or its subsidiaries are parties to certain contracts with various departments and agencies of the U.S. government, including the U.S. Department of Defense, which require that certain of the Company’s subsidiaries (including SSL, DigitalGlobe and subsidiaries within the Services segment) be issued facility security clearances under the National Industrial Security Program. The National Industrial Security Program requires that a corporation maintaining a facility security clearance be effectively insulated from foreign ownership, control or influence (“FOCI”). Because the Company is a Canadian entity, the Company has entered into, and is implementing, the Security Control Agreement, dated January 26, 2017, by and among the Company, Maxar Holdings and the U.S. Department of Defense (“Security Control Agreement”), as a suitable FOCI mitigation arrangement under the National Industrial Security Program Operating Manual. A FOCI mitigation arrangement is necessary for certain of the Company’s U.S. subsidiaries, including SSL, DigitalGlobe and subsidiaries within the Services segment, to acquire and continue to maintain the requisite facility security clearances thereby enabling them to enter into contracts with U.S. government entities to perform classified work and to complete the performance under those contracts. Failure to maintain an appropriate agreement with the U.S. Department of Defense regarding the appropriate FOCI mitigation arrangement could result in invalidation or termination of the facility security clearances, which in turn would mean that the Company’s U.S. subsidiaries would not be able to enter into future contracts with the U.S. government requiring facility security clearances, and may result in the loss of the ability of those subsidiaries to complete existing contracts with the U.S. government.

The future revenue and operating results of its Space Systems segment are dependent on its ability to generate a sustainable order rate for the satellite manufacturing operations and develop new technologies to meet the needs of its customers or potential new customers.

The Space Systems segment’s financial performance is dependent on its ability to generate a sustainable order rate for its satellite manufacturing operations. This can be challenging and may fluctuate on an annual basis as the number of satellite construction contracts awarded varies. The cyclical nature of the commercial satellite market could negatively impact the Company’s ability to accurately forecast customer demand. The markets that the Company serves may not grow in the future and it may not be able to maintain adequate gross margins or profits in these markets. The Company’s growth is dependent on the growth in the sales of services provided by its customers, its customers’ ability to anticipate market trends, and the Company’s ability to anticipate changes in the businesses of its customers and to successfully identify and enter new markets. If the Company fails to anticipate such changes in demand, the Company’s business, results of operations and financial position could be adversely affected.

The satellite manufacturing industry is characterized by development of technologies to meet changing customer demand for complex and reliable services. The Company’s systems embody complex technology and may not always be compatible with current and evolving technical standards and systems developed by others. Failure or delays to meet or comply with the requisite and evolving industry or user standards could have a material adverse effect on the Company’s business, results of operations and financial condition.

The failure to complete the Company’s firm fixed price contracts, defaults under such contracts or the termination of such contracts may have an adverse impact on the Company’s financial condition.

Certain of the Company’s contracts are firm fixed price contracts, whereby the Company agrees to perform certain work for a fixed price and absorb any cost overruns. There is risk in every firm fixed price contract that the Company will be unable to deliver under the contract within the time specified and at a cost which is less than the contract price. Furthermore, a termination of a contract for default or schedule delays caused by the Company’s actions or inactions could result in significant financial penalties.

Additionally, certain of the Company’s commercial customers in the Space Systems segment are either highly leveraged or are in the development stages and may not be fully funded and there is a risk that these customers will be unable to meet or significantly delayed in meeting their payment obligations under their contracts.  The Company may not be able to mitigate these effects because it manufactures satellites to each customer’s specifications and generally purchases materials in response to a particular customer contract. Moreover, many of the satellite construction contracts include orbital receivables, and certain satellite construction contracts may require the Company to provide vendor financing to or on behalf of its customers, including guarantees or a combination of these contractual terms. To the extent that the Company’s contracts contain orbital receivables provisions or it provides vendor financing to or on behalf of its customers, the Company’s financial exposure is further increased.

Firm fixed price contracts in the Space Systems segment may involve the completion of satellite development and manufacturing, large-scale system engineering, software, hardware and product development projects. Estimates of contract costs are based on a number of assumptions, such as future economic conditions, productivity of the Company’s employees, performance of its subcontractors and suppliers, price and availability of labor and materials, foreign exchange rates, and other factors that may affect contract costs and schedule. Although considered reasonable by us, these assumptions are inherently uncertain and significant variances from these assumptions could negatively impact the Company’s results or operations and financial condition.

The Company is dependent on resellers of its products and services for a significant portion of its revenue. If these resellers fail to market or sell the Company’s products and services successfully, the Company’s business could be harmed.

In 2017, the Imagery segment generated approximately 9% of its revenue, on a pro forma combined basis, from foreign and domestic resellers. In the Imagery segment, the Company relies on foreign resellers and partners to market and sell the majority of its products and services in the international market. The Company’s foreign resellers and partners may not have the skill or experience to develop regional commercial markets for the Company’s products and services, or may have competing interests that negatively affect their sales of the Company’s products and services. If the Company fails to enter into reseller agreements on a timely basis or if the Company’s resellers and partners fail to market and sell the Company’s products and services successfully, these failures could negatively impact the Company’s business, financial condition and results of operations.

The Company often relies on a single vendor or a limited number of vendors to provide certain key products or services and the inability of these key vendors to meet the Company’s needs could have a material adverse effect on its business.

Historically, the Company has contracted with a single vendor or a limited number of vendors to provide certain key products or services, such as construction of satellites and launch vehicles, and management of certain remote ground terminals and direct access facilities. In addition, the Company’s manufacturing operations depend on specific technologies and companies for which there may be a limited number of vendors. If these vendors are unable to meet the Company’s needs because they fail to perform adequately, are unable to match new technological requirements or problems, or are unable to dedicate engineering and other resources necessary to provide the services contracted for, the Company’s business, financial position and results of operations may be adversely affected. While alternative sources for these products, services and technologies may exist, the Company may not be able to develop these alternative sources quickly and cost-effectively, which could materially impair its ability to operate its business. Furthermore, these vendors may request changes in pricing, payment terms or other contractual obligations, which could cause the Company to make substantial additional investments.

The Company’s revenue, results of operations and reputation may be negatively impacted if its products contain defects or fail to operate in the expected manner.

The Company sells complex and technologically advanced systems, including satellites, products, hardware and software. Sophisticated software, including software developed by us, may contain defects that can unexpectedly interfere with the software’s intended operation. Defects may also occur in components and products that the Company manufactures or purchases from third parties. Most of the satellites and systems the Company has developed must function under demanding and unpredictable operating conditions and in harsh and potentially destructive environments. In addition, the Company may agree to the in-orbit delivery of a satellite, adding further risks to the Company’s ability to perform under a contract. Failure to achieve successful in-orbit delivery could result in significant penalties and other obligations on us. The Company employs sophisticated design and testing processes and practices, which include a range of stringent factory and on-site acceptance tests with criteria and requirements that are jointly developed with customers. The Company’s systems may not be successfully implemented, pass required acceptance criteria, or operate or give the desired output, or the Company may not be able to detect and fix all defects in the satellites, products, hardware and software it sells or resolve any delays or availability issues in the launch services it procures. Failure to do so could result in lost revenue and damage to the Company’s reputation, and may adversely affect the Company’s ability to win new contract awards.

New satellites are subject to construction and launch delays, launch failures,  damage or destruction during launch, the occurrence of which can materially and adversely affect the Company’s operations.

Delays in the construction of future satellites and the procurement of requisite components and launch vehicles, limited availability of appropriate launch windows, possible delays in obtaining regulatory approvals, satellite damage or destruction during launch, launch failures, or incorrect orbital placement could have a material adverse effect on the Company’s business, financial condition and results of operations. The loss of, or damage to, a satellite due to a launch failure could result in significant delays in anticipated revenue to be generated by that satellite. Any significant delay in the commencement of service of a satellite would delay or potentially permanently reduce the revenue anticipated to be generated by that satellite. In addition, if the loss of a satellite were to occur, the Company may not be able to accommodate affected customers with the Company’s other satellites or data from another source until a replacement satellite is available, and the Company may not have on hand, or be able to obtain in a timely manner, the necessary funds to cover the cost of any necessary satellite replacement. Any launch delay, launch failure, underperformance, delay or perceived delay could have a material adverse effect on the Company’s results of operations, business prospects and financial condition.

If the Company’s satellites fail to operate as intended, it could have a material adverse effect on its business, financial condition and results of operations.

The manufacturing, testing, launching and operation of satellites involves complex processes and technology. The Company’s satellites employ advanced technologies and sensors that are exposed to severe environmental stresses in space that could affect the performance of the Company’s satellite. Hardware component problems in space could lead to deterioration in performance or loss of functionality of a satellite. In addition, human operators may execute improper implementation commands that may negatively impact a satellite’s performance. Exposure of the Company’s satellites to an unanticipated catastrophic event, such as a meteor shower or a collision with space debris, could reduce the performance of, or completely destroy, the affected satellite. The Company cannot provide assurances that its satellites will continue to operate successfully in space throughout their expected operational lives. Even if a satellite is operated properly, technical flaws in that satellite’s sensors or other technical deficiencies or anomalies could significantly hinder its performance, which could materially affect the Company’s ability to collect imagery and market its products and services successfully. While some anomalies are covered by insurance policies, others are not or may not be covered, or may be subject to large deductibles.

If the Company suffers a partial or total loss of a deployed satellite, it would need a significant amount of time and would incur substantial expense to replace that satellite. The Company may experience other problems with its satellites that may reduce their performance. During any period of time in which a satellite is not fully operational, the Company may lose most or all of the revenue that otherwise would have been derived from that satellite. The Company’s inability to repair or replace a defective satellite or correct any other technical problem in a timely manner could result in a significant loss of revenue. If a satellite experiences a significant anomaly such that it becomes impaired or is no longer functional, it would significantly impact the Company’s business, prospects and profitability. Additionally, the Company’s review of satellite lives could extend or shorten the depreciable lives of its satellites, which would have an impact on the depreciation the Company recognize, as well as certain deferred revenue, which is tied to the life of the satellites.

Interruption or failure of the Company’s infrastructure could hurt its ability to effectively perform its daily operations and provide its products and services, which could damage its reputation and harm its operating results.

The Company is vulnerable to natural disasters and significant disruptions including tsunamis, floods, earthquakes, fires, water shortages, other extreme weather conditions, medical epidemics, acts of terrorism, power shortages and blackouts, and telecommunications failures. In the event of such a natural disaster or other disruption, the Company could experience: disruptions to its operations or the operations of suppliers, subcontractors, distributors or customers; destruction of facilities; and / or loss of life.

The availability of many of the Company’s products and services depends on the continuing operation of its satellite operations infrastructure, information technology and communications systems. Any downtime, damage to or failure of the Company’s systems could result in interruptions in its service, which could reduce its revenue and profits. The Company’s systems are vulnerable to damage or interruption from floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm the Company’s systems. The Company does not currently maintain a back-up production facility from which it can continue to collect, process and deliver imagery in the event of the loss of its primary facility. In the event the Company is unable to collect, process and deliver imagery from its facility, the Company’s daily operations and operating results would be materially and adversely affected. In addition, the Company’s ground terminal centers are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. The Company’s satellite manufacturing operations are located in California in proximity to the San Andreas fault line, one of the longest and most heavily populated earthquake-prone rifts in the world.

The occurrence of any of the foregoing could result in lengthy interruptions in the Company’s services and/or damage its reputation, which could have a material adverse effect on the Company’s financial condition and results of operations.

The Imagery segment is highly dependent upon the Company’s ImageLibrary and the Company’s failure or inability to protect and maintain the Earth-imagery content stored in its ImageLibrary could have a material adverse effect on the Company’s business, financial condition and results of operations.

The operations in the Imagery segment depend upon the Company’s ability to maintain and protect its commercial high-resolution Earth-imagery content and the Company’s imagery archives (“ImageLibrary”) against damage that may be caused by fire and other natural disasters, power failures, telecommunications failures, terrorist attacks, unauthorized intrusion, computer viruses, equipment malfunction or inadequacy, firewall breach or other events. The satellite imagery content the Company collects is downloaded directly to its facilities and then stored in the ImageLibrary for sale to customers. The Company backs up its imagery and permanently store it with a third party data storage provider. Notwithstanding precautions the Company has taken to protect its ImageLibrary, there can be no assurance that a natural disaster or other event would not result in a prolonged interruption in the Company’s ability to provide access to or deliver imagery from the ImageLibrary to its customers. The temporary or permanent loss or disruption of access to the ImageLibrary could impair the Company’s ability to supply current and future customers with imagery content, have a negative impact on its revenue and cause harm to its reputation. Any impairment in the Company’s ability to supply its customers with imagery content could affect the Company’s ability to retain or attract customers, which would have a material adverse effect on its business, financial condition and results of operations.

Loss of, or damage to, a satellite before the end of its expected operational life and the failure to obtain data or alternate sources of data for the Company’s products may have an adverse impact on its results of operations and financial condition.

In the Imagery segment, the Company relies on data collected from a number of sources including data obtained from satellites. The Company may become unable or limited in its ability to collect such data. For example, satellites can cease to function for reasons beyond the Company’s control, including the quality of design and construction, the supply of fuel, the expected gradual environmental degradation of solar panels, the durability of various satellite components and the orbits and space environments in which the satellites are placed and operated. The failure of satellite components could cause damage to or loss of the use of a satellite before the end of its expected operational life. Electrostatic storms or collisions with other objects could also damage the satellites. Additionally, in certain instances, governments may discontinue for periods of time the access to or operation of a satellite for any particular area on the Earth and for various reasons may not permit transmission of certain data, whether from a satellite owned by the government or not. The Company cannot offer assurances that each satellite will remain in operation until the end of its expected operational life. Furthermore, the Company expects the performance of each satellite to decline gradually near the end of its expected operational life. The Company can offer no assurance that the Company’s satellites will maintain their prescribed orbits or remain operational.

Security breaches or other significant disruptions of the Company’s IT networks and related systems could have a material adverse effect on the Company’s business and results of operations.

The Company faces the risk of a security breach or other significant disruption of its IT networks and related systems, whether through cyber-attack or cyber intrusion via the internet, malware, computer viruses, and email attachments to persons with access to the Company’s systems, originating from a number of sources including hostile foreign governments.

The Company also faces the added risk of a security breach or other serious disruption of the systems that it develops and installs for customers or that it develops and provides in any of its products. As a provider of communication satellites and complex systems, the Company faces a heightened risk of security breach or disruption from threats to gain unauthorized access to it and its customers’ proprietary or classified information stored on the Company’s IT networks and related systems and to certain of the equipment used in its customers’ IT networks or related systems.

The business also involves the transmission and storage of large quantities of electronic data, including the imagery comprising the ImageLibrary, primarily in the Imagery segment. In addition, the business is becoming increasingly web-based, allowing the Company’s customers to access and take delivery of imagery from the ImageLibrary over the internet. From time to time, the Company has experienced computer viruses and other forms of third-party attacks on its systems that, to date, have not had a material adverse effect on the Company’s business. The Company cannot offer assurances, however, that future attacks will not materially adversely affect its business.

These types of information, IT networks and related systems are critical to the operation of the Company’s business and essential to its ability to perform day-to-day operations, and, in some cases, are critical to the operations of certain of its customers.  The Company’s business and its reputation could be negatively impacted by cyber-attacks, other security breaches and other significant disruptions of the Company’s IT networks and related systems.

Although the Company makes significant efforts to maintain the security and integrity of these types of information, IT networks and related systems, and it has implemented various measures to manage the risk of a security breach or disruption, there can be no assurance that its security efforts and measures will be effective or that attempted security breaches or disruptions will not be successful or damaging. Even the most well protected information, IT networks, systems and facilities remain potentially vulnerable because attempted security breaches, particularly cyber-attacks and intrusions, or disruptions will occur in the future, and because the techniques used in such attempts are constantly evolving and generally are not recognized until launched against a target, and in some cases are designed not to be detected and, in fact, may not be detected. Accordingly, the Company may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus it is virtually impossible for it to entirely mitigate this risk. A security breach or other significant disruption involving these types of information, IT networks and related systems could: (a) disrupt the proper functioning of these networks and systems and therefore the Company’s operations and/or those of certain of its customers; (b) result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of, the Company’s or its customers’ proprietary, confidential, sensitive or otherwise valuable information, including trade secrets, which others could use to compete against the Company or for disruptive, destructive or otherwise harmful purposes and outcomes; (c) compromise other sensitive government functions; and (d) damage the Company’s reputation with its customers (particularly agencies of various governments) and the public generally.

The Company may also need to expend significant resources to protect against security breaches. If unauthorized parties gain access to the Company’s information or its systems, they may be able to misappropriate assets or sensitive information (e.g., customer information), cause interruption in the

Company’s operations, cause the loss of imagery from the ImageLibrary, corrupt data or computers, or otherwise damage its reputation and business. In addition, a security breach that involves classified or other sensitive government information or certain controlled technical information, could subject the Company to civil or criminal penalties and could result in loss of its secure facility clearance and other accreditations, loss of its government contracts, loss of access to classified information, loss of export privileges or debarment as a government contractor. The risk that these types of events could seriously harm the Company’s business is likely to increase as the Company expands the number of web-based products and services it offers as well as increase the number of countries within which it does business.

Limited insurance coverage, pricing and availability may prevent the Company from obtaining insurance to cover all risks of loss.

The Company has historically insured satellites in its constellation to the extent that insurance was available on acceptable premiums and other terms.  The insurance proceeds received in connection with a partial or total impairment of the functional capacity of any of the Company’s satellites would not be sufficient to cover the replacement cost, if it chooses to do so, of an equivalent high-resolution satellite. In addition, this insurance will not protect the Company against all losses to its satellites due to specified exclusions, deductibles and material change limitations and it may be difficult to insure against certain risks, including a partial deterioration in satellite performance and satellite re-entry.

The price and availability of insurance fluctuate significantly. Although the Company has historically been able to obtain insurance coverage for in-orbit satellites, the Company cannot guarantee that it will be able to do so in the future. The Company intends to maintain insurance for its operating satellites, but any determination the Company makes as to whether to obtain insurance coverage will depend on a variety of factors, including the availability of insurance in the market, the cost of available insurance and the redundancy of its operating satellites. Insurance market conditions or factors outside the Company’s control at the time it is in the market for the required insurance, such as failure of a satellite using similar components, could cause premiums to be significantly higher than current estimates and could reduce amounts of available coverage. Higher premiums on insurance policies will increase the Company’s costs and consequently reduce its operating income by the amount of such increased premiums. If the terms of in-orbit insurance policies become less favorable than those currently available, there may be limits on the amount of coverage that it can obtain or it may not be able to obtain insurance at all. Even if obtained, the Company’s in-orbit operations insurance will not cover any loss in revenue incurred as a result of a partial or total satellite loss.

The Company need to invest in technology to meet its customers’ changing needs. Technological development is expensive and requires long lead time. The Company may not be successful in developing new technology and the technology it is successful in developing may not meet the needs of its customers or potential new customers.

The markets in which the Company operates are characterized by changing technology and evolving industry standards. Despite years of experience in meeting customer systems requirements with the latest in technological solutions, the Company may not be successful in identifying, developing and marketing products or systems that respond to rapid technological change, evolving technical standards and systems developed by others. The Company’s competitors may develop technology that better meets the needs of the Company’s customers. If the Company does not continue to develop, manufacture and market innovative technologies or applications that meet customers’ requirements, sales may suffer and its business may not continue to grow in line with historical rates or at all. If the Company is unable to achieve sustained growth, it may be unable to execute its business strategy, expand its business or fund other liquidity needs and its business prospects, financial condition and results of operations could be materially and adversely affected.

The Company’s technology may violate the proprietary rights of third parties and the Company’s intellectual property may be misappropriated or infringed upon by third parties, each of which could have a negative impact on the Company’s operations.

If any of the Company’s technology violates proprietary rights, including copyrights and patents, third parties may assert infringement claims against us. Certain software modules and other intellectual property used by the Company or in its satellites, systems and products make use of or incorporate licensed software components and other licensed technology. These components are developed by third parties over whom the Company have no control. Any claims brought against the Company may result in limitations on its ability to use the intellectual property subject to these claims. The Company may be required to redesign its satellites, systems or products or to obtain licenses from third parties to continue offering its satellites, systems or products without substantially re-engineering such products or systems.

The Company’s intellectual property rights may be invalidated, circumvented, challenged, infringed or required to be licensed to others. An infringement or misappropriation could harm any competitive advantage the Company currently derives or may derive from its proprietary rights.

To protect its proprietary rights, the Company relies on a combination of patent protections, copyrights, trade secrets, trademark laws, confidentiality agreements with employees and third parties, and protective contractual provisions such as those contained in license agreements with consultants, subcontractors, vendors and customers. Although the Company applies rigorous standards, documents and processes to protect the Company’s intellectual property, there is no absolute assurance that the steps taken to protect the Company’s technology will prevent misappropriation or infringement. Litigation may be necessary to enforce or protect the Company’s intellectual property rights, its trade secrets or determine the validity and scope of the proprietary rights of others. Such litigation may be time-consuming and expensive to prosecute or defend and could result in the diversion of the Company’s time and resources. In addition, competitors may design around the Company’s technology or develop competing technologies.

The Company faces competition that may cause it to have to reduce its imagery and related products and services prices or to lose market share.

The Company’s products and services compete with satellite and aerial imagery and related products and services offered by a range of private and government providers. The Company’s current or future competitors may have superior technologies or greater financial, personnel and other resources than the Company has. The value of the Company’s imagery may also be diluted by Earth-imagery that is available free of charge.

The U.S. government and foreign governments may develop, construct, launch and operate their own imagery satellites, which could reduce their need to rely on commercial suppliers. In addition, such governments could sell or provide free of charge Earth-imagery from their satellites and thereby compete with the Company’s imagery products and services. Also, governments may at times make the Company’s imagery freely available for humanitarian purposes, which could impair the Company’s revenue growth with non-governmental organizations. These governments could also subsidize the development, launch and operation of imagery satellites by the Company’s current or future competitors.

The Company’s competitors or potential competitors could, in the future, offer satellite-based imagery or other products and services with more attractive features than the Company’s products and services. The emergence of new remote imaging technologies or the continued growth of low-cost imaging satellites, could negatively affect the Company’s marketing efforts. More importantly, if competitors develop and launch satellites or other imagery-content sources with more advanced capabilities and technologies than ours, or offer products and services at lower prices than ours, the

Company’s business and results of operations could be harmed. Due to competitive pricing pressures, such as new product introductions by the Company or its competitors or other factors, the selling price of its products and services may further decrease. If the Company is unable to offset decreases in its average selling prices by increasing its sales volumes or by adjusting its product mix, the Company’s revenue and operating margins may decline and its financial position may be harmed.

The market may not accept the Company’s imagery products and services. The Company’s historic growth rates should not be relied upon as an indicator of future growth.

The Company cannot accurately predict whether its products and services will achieve significant market acceptance or whether there will be a market for its products and services on terms the Company finds acceptable. Market acceptance of the Company’s commercial high-resolution Earth-imagery and related products and services depends on a number of factors, including the quality, scope, timeliness, sophistication, price and the availability of substitute products and services. Lack of significant market acceptance of the Company’s offerings, or other products and services that utilize its imagery, delays in acceptance, failure of certain markets to develop or the Company’s need to make significant investments to achieve acceptance by the market would negatively affect its business, financial condition and results of operations. The Company may not continue to grow in line with historical rates or at all. If the Company is unable to achieve sustained growth, it may be unable to execute its business strategy, expand the Company’s business or fund other liquidity needs and its business prospects, financial condition and results of operations could be materially and adversely affected.

The Company’s business is subject to various regulatory risks that could adversely affect its operations.

The environment in which the Company operates is highly regulated due to the sensitive nature of the Company’s complex and technologically advanced systems, including satellites, products, hardware and software, in addition to those regulations broadly applicable to publicly listed corporations. There are numerous regulatory risks that could adversely affect operations, including but not limited to:

•

It is possible that the laws and regulations governing the Company’s business and operations will change in the future. A substantial portion of the Company’s revenue is generated from customers outside of Canada and the U.S. There may be a material adverse effect on the Company’s financial condition and results of operations if the Company is required to alter its business to comply with changes in both domestic and foreign regulations, telecommunications standards, tariffs or taxes and other trade barriers that reduce or restrict the Company’s ability to sell its products and services on a global basis, or by political and economic instability in the countries in which the Company conducts business. Any failure to comply with such regulatory requirements could also subject the Company to various penalties or sanctions.

•

Certain of the Company’s businesses and satellites, systems, products, services or technologies it has developed require the implementation or acquisition of products or technologies from third parties, including those in other jurisdictions. Also, certain of the Company’s satellites, systems, products or technologies may be required to be forwarded or exported to other jurisdictions. In certain cases, if the use of the technologies can be viewed by the jurisdiction in which that supplier or subcontractor resides as being subject to export constraints or restrictions relating to national security, the Company may not be able to obtain the technologies and products that it requires from subcontractors who would otherwise be the Company’s preferred choice or may not be able to obtain the export permits necessary to transfer or export the Company’s technology. To the extent that the Company is able, it obtains pre-authorization for re-export prior to signing contracts which oblige the Company to export subject technologies, including specific foreign government approval as needed. In the event of export restrictions, the Company may have the ability through contract force majeure provisions to be excused from its obligations. Notwithstanding these provisions, the inability to obtain export approvals, export restrictions or changes during contract execution or non-compliance by the Company’s customers could have an adverse effect on its revenues and margins.

•

For certain aspects of the Company’s business operations, it is required to obtain U.S. government licenses and approvals and to enter into agreements with various government bodies in order to export satellites and related equipment, to disclose technical data or provide defense services to foreign persons. The delayed receipt of or the failure to obtain the necessary U.S. government licenses, approvals and agreements may prohibit entry into or interrupt the completion of a satellite construction contract which could lead to a customer’s termination of a contract for default, monetary penalties and/or the loss of incentive payments.

•

Some of the Company’s customers and potential customers, along with insurance underwriters and brokers, have asserted that U.S. export control laws and regulations governing disclosures to foreign persons excessively restrict their access to information about the satellite during construction and on-orbit. Office of Foreign Assets Control (“OFAC”) sanctions and requirements may also limit certain business opportunities or delay or restrict the Company’s ability to contract with potential foreign customers or operators. To the extent that the Company’s non-U.S. competitors are not subject to OFAC or similar export control or economic sanctions laws and regulations, they may enjoy a competitive advantage with foreign customers, and it could become increasingly difficult for the U.S. satellite manufacturing industry, including the Company, to recapture this lost market share. Customers concerned over the possibility that the U.S. government may deny the export license necessary for the Company to deliver their purchased satellite to them, or the restrictions or delays imposed by the U.S. government licensing requirements, even where an export license is granted, may elect to choose a satellite that is purportedly free of International Traffic in Arms Regulations (“ITAR”) offered by one of the Company’s European competitors. The Company is further disadvantaged by the fact that a purportedly “ITAR-free” satellite may be launched less expensively in China on the Chinese Long March rocket, a launch vehicle that, because of ITAR restrictions, is not available to us.

•

There is a risk that the Company could become non-compliant with Canadian or U.S. securities laws and regulations.  Non-compliance may result in significant penalties, in addition to loss of reputation.

•

As part of the regulatory and legal environments in which the Company operates, it is subject to global anti-corruption laws that prohibit improper payments directly or indirectly to government officials, authorities or persons defined in those anti-corruption laws in order to obtain or retain business or other improper advantages in the conduct of business. The Company’s policies mandate compliance with anti-corruption laws. Failure by the Company’s employees, agents, subcontractors, suppliers and/or partners to comply with anti-corruption laws could impact the Company in various ways that include, but are not limited to, criminal, civil and administrative fines and/or legal sanctions and the inability to bid for or enter into contracts with certain entities, all of which could have a significant adverse effect on the Company’s reputation, operations and financial results.

The Company’s operations are subject to governmental law and regulations relating to environmental matters, which may expose it to significant costs and liabilities that could negatively impact its financial condition.

The Company is subject to various federal, state, provincial and local environmental laws and regulations relating to the operation of its businesses, including those governing pollution, the handling, storage, disposal and transportation of hazardous substances, and the ownership and operation of real property. While the Company does not operate environmentally sensitive manufacturing processes at its company-owned facilities in Montreal, Quebec and Palo Alto, California, there can be no assurance that the previous owners of these properties strictly complied with such environmental laws and regulations. Such laws and regulations may result in significant liabilities and costs to the Company due to the actions or inactions of the previous owners.

The Company is dependent on its ability to attract, train and retain employees. The Company’s inability to do so, or the loss of key personnel, would cause serious harm to its business.

The Company’s success is largely dependent on the abilities and experience of its executive officers and other key personnel to oversee all aspects of its operations and to deliver on its corporate strategies, including managing acquisitions and execution of its U.S. access plan. Competition for highly skilled management, technical, research and development and other personnel is intense in the Company’s industry. In order to maintain the Company’s ability to compete as one of the prime contractors for technologically advanced communication satellites, it must continuously retain the services of a core group of specialists in a wide variety of disciplines for each phase of the design, development, manufacture and testing of its products. To the extent that the demand for qualified personnel exceeds supply, the Company could experience higher labor, recruiting or training costs in order to attract and retain such employees, or could experience difficulties in performing under contracts if its need for such employees was unmet. The Company may not be able to retain its current executive officers or key personnel or attract and retain additional executive officers or key personnel as needed to deliver on its corporate strategy.

Uncertain global macro-economic and political conditions could materially adversely affect the Company’s results of operations and financial condition.

The Company’s results of operations are materially affected by economic and political conditions in Canada, the U.S. and internationally, including inflation, deflation, interest rates, availability of capital, energy and commodity prices, trade laws, and the effects of governmental initiatives to manage economic conditions. Current or potential customers may delay or decrease spending on the Company’s products and services as their business and/or budgets are impacted by economic conditions. The inability of current and potential customers to pay the Company for its products and services may adversely affect the Company’s earnings and cash flows.

The Company’s international business exposes it to risks relating to increased regulation, currency fluctuations, and political or economic instability in foreign markets, which could adversely affect the Company’s revenue.

In 2017, approximately 34% of the Company’s revenue was derived from non-Canadian or U.S. sales, and the Company intends to continue to pursue international contracts. International operations are subject to certain risks, such as: changes in domestic and foreign governmental regulations and licensing requirements; deterioration of relations between Canada and/or the U.S. and a particular foreign country; increases in tariffs and taxes and other trade barriers; foreign currency fluctuations; changes in political and economic stability; effects of austerity programs or similar significant budget reduction programs; potential preferences by prospective customers to purchase from local (non-Canadian or U.S.) sources; and difficulties in obtaining or enforcing judgments in foreign jurisdictions.

In addition, the Company’s international contracts may include industrial cooperation agreements requiring specific in-country purchases, investments, manufacturing agreements or other financial obligations, known as offset obligations, and provide for penalties if the Company fails to meet such requirements. The impact of these factors is difficult to predict, but one or more of them could adversely affect the Company’s financial position, results of operations, or cash flows.

The Company operates in highly competitive industries and in various jurisdictions across the world which may cause the Company to have to reduce its prices.

The Company operates in highly competitive industries and many of its competitors are larger and have substantially greater resources than the Company has. In addition, some of the Company’s foreign competitors currently benefit from, and others may benefit in the future from, protective measures by their home countries where governments are providing financial support, including significant investments in the development of new technologies. Government support of this nature greatly reduces the commercial risks associated with satellite development activities for these competitors. This market environment may result in increased pressures on the Company’s pricing and other competitive factors.

Fluctuations in foreign exchange rates could have a negative impact on the Company’s business.

The Company’s revenues, expenses, assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars for the purposes of compiling its consolidated financial statements. The Company uses hedging strategies to manage and minimize the impact of exchange rate fluctuations on its cash flow and economic profits. There are complexities inherent in determining whether and when foreign exchange exposures will materialize, in particular given the possibility of unpredictable revenue variations arising from schedule delays and contract postponements. Furthermore, the Company could be exposed to the risk of non-performance of its hedging counterparties. The Company may also have difficulty in fully implementing its hedging strategy depending on the willingness of hedging counterparties to extend credit. Accordingly, no assurances may be given that the Company’s exchange rate hedging strategy will protect it from significant changes or fluctuations in revenues and expenses denominated in non-Canadian or U.S. dollars.

The Company’s business is capital intensive, and it may not be able to raise adequate capital to finance its business strategies, including funding any future satellite, or the Company may be able to do so only on terms that significantly restrict its ability to operate its business.

The implementation of the Company’s business strategies, such as expanding its satellite constellation and its value-added products and services offerings, requires a substantial outlay of capital. As the Company pursues its business strategies and seeks to respond to opportunities and trends in its industry, the Company’s actual capital expenditures may differ from its expected capital expenditures, and there can be no assurance that it will be able to satisfy its capital requirements in the future. The Company currently expects that its ongoing liquidity requirements for sustaining its operations will be satisfied by cash on hand and cash generated from its existing and future operations supplemented, where necessary, by available credit. However, the Company cannot provide assurances that its businesses will generate sufficient cash flow from operations in the future or that additional capital will be available in amounts sufficient to enable it to execute its business strategies. The Company’s ability to increase its debt financing and/or renew existing credit facilities may be limited by its existing financial covenants, credit objectives, or the conditions of the debt capital market generally. Furthermore, the Company’s current financing arrangements contain certain restrictive covenants (e.g., the achievement or maintenance of stated financial ratios) that may impact the Company’s future operating and financial flexibility.

The Company’s ability to obtain additional debt or equity financing or government grants to finance operating working capital requirements and growth initiatives may be limited or difficult to obtain, which could adversely affect its operations and financial condition.

The Company needs capital to finance operating working capital requirements and growth initiatives and to pay its outstanding debt obligations as they become due for payment. If the cash generated from the Company’s businesses, together with the credit available under existing bank facilities, is not sufficient to fund future capital requirements, it will require additional debt or equity financing. The Company’s ability to access capital markets on terms that are acceptable will be dependent on prevailing market conditions, as well as its future financial condition. Further, the Company’s ability to increase its debt financing and/or renew existing facilities may be limited by the Company’s financial covenants, credit objectives, and debt capital market conditions. Although the Company does not anticipate any difficulties in raising funds in the future, there can be no assurance that capital will be available on suitable terms and conditions, or that borrowing costs will not be adversely affected.

The Company has in the past, and may continue in the future to, receive government grants for research and development activities and other business initiatives. Any agreement or grant of this nature with government may be accompanied by contractual obligations applicable to us, which may result in the grant money becoming repayable if certain requirements are not met. A failure to meet contractual obligations under such agreements and grants and a consequent requirement to repay money received could negatively impact the Company’s results of operations and financial condition.

The Company’s current financing arrangements contain certain restrictive covenants that may impact its future operating and financial flexibility.

The Company’s current financing arrangements contain certain restrictive covenants that may impact its future operating and financial flexibility. The Company’s debt funding is provided under its credit agreements, which contains a series of positive and negative covenants with which the Company must comply, including the achievement or maintenance of stated financial ratios. If the Company fails to comply with any covenants and are unable to obtain a waiver thereof, the lenders under the Syndicated Credit Facility may be able to take certain actions with respect to the amounts owing under such agreements, including early payment thereof. Any such actions could have a material adverse effect on the Company’s financial condition.  These covenants could also have the effect of limiting the Company’s flexibility in planning for or reacting to changes in its business and the markets in which the Company competes.

The Company’s business may be adversely affected by deterioration in the credit quality of, or defaults under its contracts with, third parties with whom the Company does business.

The Company has provided, and may provide in the future, partial financing of working capital to or on behalf of its customers to enable the Company to remain competitive in certain satellite construction contracts. The Company has in the past implemented these investments in the form of orbital receivables, work-in-progress, performance guarantees, and bridge financing indemnification of third party lenders. The Company may also arrange for partial or full third party financing with export credit agencies to be provided to the Company’s customers, which the Company may partially guarantee. If a customer defaults on an obligation to the Company or to an indemnified third party, this could have a significant impact on the Company’s business and results of operations. Financing provided by the Company and third party financing arranged by the Company may be linked to its ability to deliver the satellite in-orbit. If the Company cannot achieve a successful in-orbit delivery, it could be liable for repayment of amounts received from third party finance providers and could forfeit amounts financed by the Company and any future amounts that would have otherwise been earned. The Company undertakes significant customer due diligence prior to providing any financial support to customers and will attempt to limit its exposure through the use of insurance products and other contractual measures.  However, there can be no assurance that such measures will be available on economically viable terms, or at all, or will be successful in mitigating the Company’s exposure and customer defaults could have a material adverse effect on its business, results of operations and financial condition.

Additionally, certain of the Company’s commercial customers are either highly leveraged or are in the development stages and may not be fully funded and there is a risk that these customers will be unable to meet or significantly delayed in meeting their payment obligations under their contracts.  The Company may not be able to mitigate these effects because it manufactures satellites to each customer’s specifications and generally purchase materials in response to a particular customer contract. Moreover, many of the satellite construction contracts include orbital receivables, and certain satellite construction contracts may require the Company to provide vendor financing to or on behalf of its customers, including guarantees or a combination of these contractual terms. To the extent that the Company’s contracts contain orbital receivables provisions or the Company provides vendor financing to or on behalf of the Company’s customers, its financial exposure is further increased.

The Company may not realize all of the anticipated benefits from the DigitalGlobe Transaction.

The Company believes that it will continue to capitalize on projected benefits resulting from the DigitalGlobe Transaction, such as strategic and integration opportunities, synergies and other financial benefits. However, there is a risk that some or all of the expected benefits of the DigitalGlobe Transaction may fail to materialize, or may not occur within the time periods anticipated. The realization of such benefits may be affected by a number of factors, including tax and regulatory considerations and decisions, many of which are beyond the Company’s control. The challenge of combining previously independent businesses makes evaluating the business and future financial prospects difficult. Realization of the anticipated benefits of the DigitalGlobe Transaction will depend, in part, on the Company’s ability to successfully integrate DigitalGlobe. The Company is required to devote significant management attention and resources to integrating DigitalGlobe into the Company’s business practices and support functions. The diversion of management’s attention and any delays or difficulties encountered in connection with the integration of the DigitalGlobe business could have an adverse effect on the Company’s business, financial results, financial condition or share price. The integration process may also result in additional and unforeseen expenses, including the discovery of undisclosed or unanticipated liabilities associated with the DigitalGlobe business. Failure to realize all of the anticipated benefits of the DigitalGlobe Transaction may have a material adverse effect on the Company’s results of operations, business prospects and financial condition.

Failure to realize all of the anticipated benefits of the DigitalGlobe Transaction may impact the Company’s financial performance, the price of its common shares and its ability to continue paying dividends on the Company’s common shares at rates consistent with current dividend guidance or at all. The declaration of dividends by the Company is at the discretion of its board of directors, which may determine at any time to cease paying dividends, lower the dividend rate or not increase the dividend rate.

Future acquisitions could result in adverse impacts on the Company’s operations.

In order to grow the Company’s business, it may seek to acquire additional assets or companies. There can be no assurance that it will be able to identify, acquire, obtain the required regulatory approvals, or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies without substantial expenses, delays or other operational, regulatory, or financial problems. In addition, any acquired businesses, products or technologies may not achieve anticipated revenues and income growth. Further, acquisitions may involve a number of additional risks, including diversion of management’s attention, failure to retain key personnel, or failure to attract the right talent to manage organizational growth. The Company may become responsible for unexpected liabilities that it failed or was unable to discover in the course of performing due diligence in connection with historical acquisitions and any future acquisitions. The failure to manage the Company’s acquisitions strategy successfully could have a material adverse effect on its business, results of operations and financial condition.

The Company is currently a “foreign private issuer,” and, as a result, it is exempt from rules under the Exchange Act, that impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. In connection with the Proposed Re-Domiciliation, the Company will lose its status as a “foreign private issuer” in the U.S., and thus will no longer be exempt from a number of rules under the Exchange Act.

As a “foreign private issuer,” the Company is exempt from rules under the Exchange Act that impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. The Company’s officers, directors and principal shareholders are also exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. In addition, the Company is permitted, under a multi-jurisdictional disclosure system adopted by the U.S. and Canada, to prepare the Company’s disclosure documents filed under the Exchange Act in accordance with Canadian disclosure requirements, including preparing the Company’s financial statements in accordance with IFRS, which differ in some respects from U.S. GAAP.

As announced in connection with the DigitalGlobe Transaction, the Company has committed to reorganize all or part of its corporate and operating structure to ensure the ultimate parent of Maxar Holdings and DigitalGlobe is organized in a jurisdiction within the U.S. by the end of 2019, subject to customary approvals (the “Proposed Re-Domiciliation”). In connection with the Proposed Re-Domiciliation, the Company will lose its status as a foreign private issuer, and will be required to file annual, quarterly and current reports on Forms 10-K, 10-Q, and 8-K within the time periods required by the Exchange Act, which are significantly shorter than the time periods required of foreign private issuers for the less extensive periodic reporting required of them, and will have to mandatorily comply with U.S. federal proxy requirements. The Company will also become subject to Regulation FD of the Exchange Act, regulating the selective disclosure of non-public information, and its directors, senior management and affiliates would be subject to the disclosure and other requirements of Section 16 of the Exchange Act in respect of their ownership of and transactions in the Company’s securities. As a result, the Company’s regulatory and compliance costs under U.S. securities laws as a U.S. domestic issuer may be higher than those of a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system.

The Company may lose its foreign private issuer status in 2018, which could result in significant additional costs and expenses.

As discussed above, the Company is a foreign private issuer, and therefore, it is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2018. The Company would lose its foreign private issuer status if, for example, more than 50% of its common shares are directly or indirectly held by residents of the United States on June 30, 2018 and it fails to meet additional requirements necessary to maintain its foreign private issuer status. If the Company loses its foreign private issuer status on this date, the Company will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning at the end of 2018, which are more detailed and extensive than the forms available to a foreign private issuer. The Company will also have to mandatorily comply with U.S. federal proxy requirements, and the Company’s officers, directors and principal shareholders will become subject to the short‑swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, the Company will lose its ability to rely upon exemptions from certain corporate governance requirements under the NYSE listing rules. As a U.S. listed public company that is not a foreign private issuer, the Company will incur significant additional legal, accounting and other expenses that it will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligations to reconcile the Company’s financial information that is reported according to IFRS to U.S. GAAP in the future.

Recent U.S. tax legislation may materially adversely affect the Company’s financial condition, results of operations, and cash flows.

Recently enacted U.S. tax legislation has significantly changed the U.S. federal income taxation of U.S. corporations, including by reducing the U.S. corporate income tax rate, limiting interest deductions and certain deductions for executive compensation, permitting immediate expensing of certain capital expenditures, adopting elements of a territorial tax system, revising the rules governing net operating losses, and introducing new anti-base erosion provisions. Many of these changes are effective immediately, without any transition periods or grandfathering for existing transactions. The legislation is unclear in many respects and could be subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the Treasury and Internal Revenue Service (“IRS”), any of which could lessen or increase certain adverse impacts of the legislation. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities.

While the Company’s analysis and interpretation of this legislation is preliminary and ongoing, based on its current evaluation, the limitation on interest deductions and anti-base erosion provisions may negatively impact its cash flows going forward. Further, there may be other material adverse effects resulting from the legislation that the Company has not yet identified, including as a result of and following the Proposed Re-Domiciliation. While some of the changes made by the tax legislation may adversely affect the Company in one or more reporting periods and prospectively, other changes may be beneficial on a going forward basis. The Company continues to work with its tax advisors and auditors to determine the full impact that the recent tax legislation as a whole will have on us.

Management Report

The management of Maxar Technologies Ltd. is responsible for the accompanying consolidated financial statements, management’s discussion and analysis (MD&A) and other information included in the annual report. The consolidated financial statements have been prepared in conformity with International Financial Reporting Standards using the best estimates and judgments of management, where appropriate. Other financial information presented in this annual report is consistent with that in the consolidated financial statements.

Management is also responsible for a system of internal controls over the financial reporting process which is designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for overseeing management in the performance of its financial reporting responsibilities and for approving the financial information included in the annual report. The Audit Committee of the Board of Directors meets periodically with management and the Company’s internal and external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The internal and external auditors have full access to the Audit Committee. The Audit Committee reviews the interim and annual consolidated financial statements and MD&A and recommends them to the Board of Directors for approval. In addition, the Audit Committee recommends to the Board of Directors the annual appointment of the external auditors.

Howard L. Lance	William McCombe
President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer

Vancouver, Canada
February 22, 2018

Consolidated Financial Statements of

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Years ended December 31, 2017 and 2016

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Independent auditors’ Report

To the Shareholders of Maxar Technologies Ltd. (formerly known as MacDonald, Dettwiler and Associates Ltd.)

We have audited the accompanying consolidated financial statements of Maxar Technologies Ltd. (formerly known as MacDonald, Dettwiler and Associates Ltd.), which comprise the consolidated balance sheets as at December 31, 2017, December 31, 2016 and January 1, 2016, the consolidated statements of earnings, comprehensive income, change in shareholders’ equity and cash flows for each of the years in the two year period ended December 31, 2017, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Maxar Technologies Ltd. (formerly known as MacDonald, Dettwiler and Associates Ltd.) as at December 31, 2017, December 31, 2016 and January 1, 2016, and its consolidated financial performance and its consolidated cash flows for each of the years in the two year period ended December 31, 2017 in accordance with International Financial Reporting Standards.

Comparative Information

We draw attention to Note 2(c) to the consolidated financial statements which indicates that the comparative information presented as at and for the year ended December 31, 2016, has been represented. We also draw attention to Note 2(c) to the consolidated financial statements which indicates that the comparative information presented as at January 1, 2016 has been derived from the consolidated financial statements as at and for the year ended December 31, 2015 (not presented herein).  Our conclusion is not modified in respect of these matters.

Chartered Professional Accountants

February 22, 2018

Vancouver, Canada

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Consolidated Statements of Earnings

(In millions of United States dollars, except per share amounts)

Years ended December 31, 2017 and 2016

	Note	2017	2016
Revenues	5	$1,631.2	$1,557.5
Direct costs, selling, general and administration	6	1,254.5	1,289.1
Depreciation and amortization		167.1	77.4
Foreign exchange loss (gain)		(13.5)	3.6
Share-based compensation expense	22(f)	57.9	14.7
Other expense	8	119.4	5.9
Earnings before interest and income taxes		45.8	166.8
Finance income		(1.3)	(0.3)
Finance expense	7	82.5	37.6
Earnings (loss) before income taxes		(35.4)	129.5
Equity in loss from joint ventures, net of tax		0.5	—
Income tax expense (recovery)	26(a)	(136.3)	23.9
Net earnings		$100.4	$105.6
Net earnings per common share:
Basic	21	$2.44	$2.90
Diluted	21	2.43	2.83

See accompanying notes to consolidated financial statements.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Consolidated Statements of Comprehensive Income

(In millions of United States dollars)

Years ended December 31, 2017 and 2016

	2017	2016
Net earnings	$100.4	$105.6
Other comprehensive income (loss):
Items that may be subsequently reclassified to earnings:
Foreign currency translation adjustment	5.6	(1.8)
Net gain (loss) on hedge of net investment in foreign operations (net of income tax expense of $0.2 million and $0.4 million, respectively)	(0.2)	4.8
Effective portion of changes in fair value of derivatives designated as cash flow hedges (net of income tax expense of $1.1 million and income tax recovery of $0.4 million, respectively)	(2.0)	(7.2)
Net change in fair value of derivatives designated as cash flow hedges transferred to earnings (net of income tax recovery of $1.2 million and $0.1 million, respectively)	(4.9)	(1.0)
Net change in fair value of available-for-sale financial assets (net of income tax recovery of $0.1 million and income taxes of $nil, respectively)	(0.7)	0.1
	(2.2)	(5.1)
Items that will not be subsequently reclassified to earnings:
Actuarial losses on defined benefit pension plans and other post-retirement benefit plans (net of income tax expense of $9.4 million and income tax recovery of $0.6 million, respectively)	(3.2)	(8.3)
	(3.2)	(8.3)
Other comprehensive loss, net of income taxes	(5.4)	(13.4)
Comprehensive income	$95.0	$92.2

See accompanying notes to consolidated financial statements.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Consolidated Balance Sheets

(In millions of United States dollars)

		December 31,	December 31,	January 1,
	Note	2017	2016	2016
				(note 2(c))
Assets
Current assets:
Cash and cash equivalents		$19.1	$14.1	$30.0
Trade and other receivables	10	348.2	231.1	273.9
Financial assets, other	11(a)	16.3	64.7	47.4
Construction contract assets	12	128.3	85.3	143.3
Inventories	12	96.5	97.6	98.9
Non-financial assets	12, 13(a)	125.2	124.2	120.6
Current tax assets		71.7	49.3	50.1
		805.3	666.3	764.2
Non-current assets:
Orbital receivables	14	424.2	418.4	409.7
Financial assets, other	11(a)	67.8	60.9	55.1
Inventories		5.3	5.3	5.3
Non-financial assets	13(a)	63.7	4.2	3.5
Deferred tax assets	26(d)	108.3	15.0	9.4
Property, plant and equipment	15	1,054.9	360.0	351.5
Intangible assets	16(a)	1,753.4	331.6	313.4
Goodwill	16(b)	2,374.4	699.5	697.0
		5,852.0	1,894.9	1,844.9
		$6,657.3	$2,561.2	$2,609.1
Liabilities and Shareholders’ Equity
Current liabilities:
Bank overdraft		$—	$17.9	$—
Trade and other payables		236.9	186.0	167.3
Current tax liabilities		49.2	41.3	46.1
Financial liabilities, other	11(b)	18.9	17.3	32.0
Provisions	17	8.7	4.7	9.2
Employee benefits	18(a)	123.9	89.4	76.9
Non-financial liabilities	12, 13(b)	209.2	12.9	16.3
Construction contract liabilities	12	258.9	293.0	438.4
Securitization liability	14	15.5	14.9	—
Current portion of long-term debt	19	18.1	101.9	2.0
		939.3	779.3	788.2
Non-current liabilities:
Financial liabilities, other	11(b)	13.8	15.4	21.4
Provisions	17	159.3	33.2	28.9
Employee benefits	18(a)	217.6	238.1	231.3
Non-financial liabilities	13(b)	176.4	15.8	18.7
Deferred tax liabilities	26(d)	103.6	11.3	9.5
Securitization liability	14	90.8	106.3	—
Long-term debt	19	2,942.9	498.8	710.7
		4,643.7	1,698.2	1,808.7
Shareholders’ equity:
Share capital	20	1,550.3	466.9	455.8
Contributed surplus		50.6	31.0	30.7
Retained earnings		261.8	208.8	144.2
Accumulated other comprehensive income		150.9	156.3	169.7
		2,013.6	863.0	800.4
		$6,657.3	$2,561.2	$2,609.1

Contingencies and commitments (note 27)

Subsequent event (note 30)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Consolidated Statements of Change in Shareholders’ Equity

(In millions of United States dollars)

	Year ended December 31, 2017
								Actuarial
				Net		Fair	Fair value	gains (losses)
				loss on		value	gains	on defined
				hedge		gains	(losses) on	benefit	Total
				of net	Foreign	(losses)	available-	pension plans	accumulated
				investment	currency	on cash	for-sale	and other	other	Total
	Share	Contributed	Retained	in foreign	translation	flow	financial	post-retirement	comprehensive	shareholders’
	capital	surplus	earnings	operations	adjustment	hedges	assets	benefit plans	income	equity
Balance as at January 1, 2017	$466.9	$31.0	$208.8	$(28.4)	$152.3	$10.2	$0.7	$21.5	$156.3	$863.0
Common shares issued as part of acquisition consideration of DigitalGlobe, net of share issuance costs (note 9)	1,071.1	—	—	—	—	—	—	—	—	1,071.1
Common shares issued under employee share purchase plan (note 22(a))	4.5	—	—	—	—	—	—	—	—	4.5
Common shares issued upon exercise of share-based compensation awards (note 22(b)&(c))	7.8	(7.8)	—	—	—	—	—	—	—	—
Equity-settled share-based compensation expense (note 22(f))	—	11.6	—	—	—	—	—	—	—	11.6
Issuance of replacement equity-settled awards pursuant to acquisition (note 9)	—	15.8	—	—	—	—	—	—	—	15.8
Dividends	—	—	(47.4)	—	—	—	—	—	—	(47.4)
Comprehensive income (loss)	—	—	100.4	(0.2)	5.6	(6.9)	(0.7)	(3.2)	(5.4)	95.0
Balance as at December 31, 2017	$1,550.3	$50.6	$261.8	$(28.6)	$157.9	$3.3	$—	$18.3	$150.9	$2,013.6

	Year ended December 31, 2016
								Actuarial
				Net gain		Fair	Fair	gains
				(loss) on		value	value	(losses) on
				hedge		gains	gains on	defined benefit	Total
				of net	Foreign	(losses)	available-	pension plans	accumulated
				investment	currency	on cash	for-sale	and other	other	Total
	Share	Contributed	Retained	in foreign	translation	flow	financial	post-retirement	comprehensive	shareholders’
	capital	surplus	earnings	operations	adjustment	hedges	assets	benefit plans	income	equity
Balance as at January 1, 2016	$455.8	$30.7	$144.2	$(33.2)	$154.1	$18.4	$0.6	$29.8	$169.7	$800.4
Common shares issued under employee share purchase plan (note 22(a))	4.1	—	—	—	—	—	—	—	—	4.1
Common shares issued upon exercise of share-based compensation awards (note 22(b))	7.0	(7.0)	—	—	—	—	—	—	—	—
Equity-settled share-based compensation expense (note 22(f))	—	7.3	—	—	—	—	—	—	—	7.3
Dividends	—	—	(41.0)	—	—	—	—	—	—	(41.0)
Comprehensive income (loss)	—	—	105.6	4.8	(1.8)	(8.2)	0.1	(8.3)	(13.4)	92.2
Balance as at December 31, 2016	$466.9	$31.0	$208.8	$(28.4)	$152.3	$10.2	$0.7	$21.5	$156.3	$863.0

See accompanying notes to consolidated financial statements.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Consolidated Statements of Cash Flows

(In millions of United States dollars)

Years ended December 31, 2017 and 2016

	Note	2017	2016
Cash flows provided by (used in):
Operating activities:
Net earnings		$100.4	$105.6
Adjustments to reconcile to net cash from operating activities:
Depreciation of property, plant and equipment	15	61.1	33.9
Amortization of intangible assets	16(a)	106.0	43.5
Share-based compensation expense	22(f)	33.4	14.7
Finance income		(1.3)	(0.3)
Finance expense		73.3	28.0
Unrealized foreign exchange loss (gain)		(12.3)	7.2
Loss from early extinguishment of debt	8	23.0	—
Income tax expense (recovery)	26(a)	(136.3)	23.9
Income taxes paid		(4.9)	(10.8)
Income taxes recovered		6.0	3.9
Changes in operating assets and liabilities	29(a)	(42.5)	(119.2)
Cash provided by operating activities		205.9	130.4
Investing activities:
Purchase of property, plant and equipment	15	(49.7)	(39.6)
Purchase/development of intangible assets	16(a)	(76.9)	(61.4)
Acquisition of DigitalGlobe, net of cash acquired	9,23(c)	(2,273.0)	—
Disposal of short-term investments		4.2	0.1
Decrease in restricted cash		6.4	0.4
Interest received on short-term investments and others		1.3	0.3
Cash used in investing activities		(2,387.7)	(100.2)
Financing activities:
Issuance of long-term debt related to acquisition, net of financing fees	9	3,096.7	—
Repayment of revolving loan facility and other long-term debt	19	(425.9)	(100.8)
Repayment of 2017 Term Notes	19	(100.0)	—
Repayment of 2024 Term Notes	19	(256.3)	(13.8)
Interest paid on long-term debt		(40.5)	(30.1)
Proceeds from revolving securitization facility	14	—	123.2
Settlement of securitization liability, including interest	14	(21.8)	(3.4)
Repayment of interest free government assistance	25(b)(i)	(1.0)	(0.9)
Proceeds from issuance of common shares issued under employee share purchase plan	20	3.8	3.5
Share issuance costs		(2.5)	—
Payment of dividends	20	(47.4)	(40.9)
Cash provided by (used in) financing activities		2,205.1	(63.2)
Increase (decrease) in cash and cash equivalents		23.3	(33.0)
Effect of foreign exchange on cash and cash equivalents		(0.4)	(0.8)
Cash and cash equivalents, beginning of year	29(b)	(3.8)	30.0
Cash and cash equivalents, end of year	29(b)	$19.1	$(3.8)

Supplemental cash flow information (note 29)

See accompanying notes to consolidated financial statements.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

1.            General business description:

Maxar Technologies Ltd. (the “Company” or “Maxar”) is a corporation continued under the laws of the province of British Columbia, Canada with common shares listed on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”). On October 5, 2017, the Company’s name was changed from MacDonald, Dettwiler and Associates Ltd. to Maxar Technologies Ltd. The Company’s registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada. Maxar is an industry leading vertically-integrated space and geospatial intelligence company with a full range of space technology solutions for commercial and government customers including satellites, Earth imagery, geospatial data and analytics.

2.            Basis of preparation:

(a)         Statement of compliance:

These consolidated financial statements have been prepared on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved for issuance by the Board of Directors on February 22, 2018.

(b)          Basis of measurement:

These consolidated financial statements are presented in United States dollars and have been prepared on a historical cost basis, except for certain financial assets and liabilities including derivative financial instruments which are stated at fair value.

(c)          Change in presentation currency:

Effective December 31, 2017, the Company changed its presentation currency from the Canadian dollar to the U.S. dollar to more accurately reflect the predominant currency of the Company's revenue, expenses and cash flows after the acquisition of DigitalGlobe, Inc. (“DigitalGlobe”) (note 9) and to enhance comparability with its industry peer group.

The change in presentation currency represents a voluntary change that is accounted for retrospectively. The consolidated financial statements of the Company for the periods before December 31, 2017 which were based on a Canadian dollar ("C$") presentation currency have been translated into a U.S. dollar presentation currency as follows: assets and liabilities using the exchange rates prevailing at the balance sheet date; shareholders' equity using the applicable historical exchange rates prevailing at the dates of transactions; and revenue, expenses and cash flows using average exchange rates for the relevant period. The change in the presentation currency has resulted in changes to the previously reported foreign currency translation adjustment account which is included as a component of accumulated other comprehensive income. An additional consolidated balance sheet at January 1, 2016 has been presented as a result of the retrospective change in presentation currency.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(d)        Operating cycle:

The Company defines its operating cycle based on the duration of its contracts with customers and suppliers. The Company enters into a significant number of contracts where the duration is more than twelve months and as a result, certain current assets and liabilities may have terms greater than twelve months.

(e)        Use of estimates, assumptions and judgments:

The preparation of these consolidated financial statements requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. These estimates, assumptions and judgments are based on historical experience and various factors that management believes to be reasonable under the circumstances.

(i)         Use of estimates and assumptions:

Management reviews estimates and underlying assumptions on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Actual results may differ from these estimates. The most notable estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are in the areas of revenue recognition (note 3(d)), recoverability of deferred tax assets and the assessment of the impact of any tax uncertainties in various jurisdictions (note 3(t)), the allocation of purchase price consideration to the fair value of assets acquired and liabilities assumed in business combinations (note 9), and the assessment for impairment of financial and non-financial assets (note 3(p)). Other areas that require the use of estimates and assumptions include estimating useful lives of satellites and other long-lived assets, fair valuation of financial instruments, provisions, pension and post-retirement benefit obligations, and share-based compensation. Additional information on these estimates is included in note 3 and the respective note for each topic.

(ii)        Judgments:

Management uses judgment when applying accounting policies and when making estimates and assumptions as described above. The most significant areas that require judgments relate to the recognition of investment tax credits (note 3(g)), derecognition of financial assets (note 3(i)(i)) and impairment of financial assets (note 3(p)(i)). Other areas that require judgment include determining separately identifiable components of a contract arrangement for revenue recognition, hedge accounting and recognition of contingent liabilities. Additional information on these estimates is included in note 3.

3.            Significant accounting policies:

(a)          Basis of consolidation:

These consolidated financial statements include the accounts of the Company and all subsidiary entities which are controlled by the Company. All intercompany balances and transactions are eliminated on consolidation.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

b)          Business combinations:

Business combinations are accounted for using the acquisition method. The consideration for an acquisition is measured at the fair values of the assets transferred, the liabilities assumed and the equity interests issued at the acquisition date. The excess of the consideration over the fair value of the identifiable net assets acquired is recorded as goodwill. Transaction costs that are incurred in connection with a business combination, other than costs associated with the issuance of debt or equity securities, are expensed as incurred. On an acquisition-by-acquisition basis, any non-controlling interest is measured either at fair value of the non-controlling interest or at the fair value of the proportionate share of the net assets acquired.

Contingent consideration is measured at fair value on acquisition date and is included as part of the consideration transferred. The fair value of the contingent consideration liability is re-measured at each reporting date with the corresponding gain or loss being recognized in earnings.

(c)          Foreign currency:

The consolidated financial statements of the Company are presented in United States dollars.

(i)           Transactions in foreign currency:

Each entity within the consolidated group records transactions using its functional currency, being the currency of the primary economic environment in which it operates. Foreign currency transactions are translated into the respective functional currency of each entity using the foreign currency rates prevailing at the date of the transaction. Period end balances of monetary assets and liabilities in foreign currency are translated to the respective functional currencies using period end foreign currency rates. Foreign currency gains and losses arising from settlement of foreign currency transactions are recognized in earnings.

(ii)          Foreign operations translation:

The assets and liabilities of operations with a functional currency other than United States dollars are translated into United States dollars at period end foreign currency rates.  Revenues and expenses of such operations are translated into United States dollars at average rates for the period.  Foreign currency translation gains and losses are recognized in other comprehensive income.  The relevant amount in cumulative foreign currency translation adjustment is reclassified into earnings upon disposition of a foreign operation.

(iii)         Hedges of net investments in foreign operations:

Foreign exchange gains and losses arising from translation of a financial liability and foreign exchange forward contracts designated as hedges of net investments in foreign operations are recognized in other comprehensive income, to the extent that the hedges are effective. To the extent that the hedges are ineffective, the gains and losses are recognized in earnings. When the hedged portion of a net investment is disposed of, the relevant amount accumulated in other comprehensive income is transferred to earnings as part of the gain or loss on disposal.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(d)          Revenue recognition:

Revenue is measured at the fair value of consideration received or receivable, net of discounts and after eliminating intercompany sales.  When consideration received from customers includes advance payments that contain a financing element, the Company imputes interest on such advance payments and recognizes such amounts as a component of revenue.

The Company’s contracts with customers may include multiple deliverables that fall within one or more of the revenue categories described below.  Where revenue arrangements have separately identifiable components and the components are considered to have standalone value to the customer, the consideration received is allocated to each identifiable component and the applicable revenue recognition criteria are applied to each of the components.

When separately identifiable components in a revenue arrangement are considered to not have standalone value, the applicable revenue recognition criteria are applied to the arrangement as a whole. In such situations, if the Company incurs contract costs prior to the commencement of the performance period of the contract, the costs are capitalized as deferred contract costs and are generally recognized as expense over the same period as the associated deferred revenue arising from upfront fees under the arrangement.

(i)           Construction contracts:

A construction contract is a contract specifically negotiated for construction of an asset or a group of interrelated assets.  Revenue from construction contracts includes initial contract amounts, variations in contract work, claims, incentive payments and the fair value of customer furnished materials.  When the outcome of a construction contract can be measured reliably, revenue is recognized using the percentage of completion method based on contract costs incurred relative to total estimated contract costs or units delivered relative to total units, as appropriate in the circumstances.  Construction contracts may be segmented into components which are accounted for separately or combined with other contracts to form a single contract for revenue and expense recognition purposes.  When the outcome of a construction contract cannot be measured reliably, contract costs incurred are expensed as incurred and revenue is recognized only to the extent that costs are considered likely to be recoverable.  If at the time of contract award or at any time during the life of a contract it becomes probable that total contract costs will exceed total contract revenue, the expected loss is recognized immediately in the statement of earnings.

Satellite construction contracts may include performance incentives whereby payment for a portion of the purchase price is contingent upon in-orbit performance of the satellite.  These performance incentives are structured in two forms.  As a warranty payback, the customer pays the entire amount of the performance incentive during the period of the satellite construction and such incentives are subject to refund if satellite performance does not achieve certain predefined operating specifications.  As an orbital receivable, the customer makes payment of performance incentives over the in-orbit life of the satellite.  Performance incentives, whether warranty payback or orbital receivables, are included in revenue during the construction period based on amounts expected to be received.  Orbital receivables are recorded at their fair value as of the launch date and the adjustments to the amount receivable of the discount during the in-orbit period are recorded as orbital income.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

The percentage of completion method places considerable importance on accurate estimates of the extent of progress towards completion.  During the contractual period, revenue and costs may be impacted by estimates of total contract costs, remaining costs to completion, total contract revenues, contract risks and other judgments.  Management continually reviews such estimates and adjusts them as necessary.  The inception to date impact of changes in estimates of contract revenues or costs to complete is recognized in the period that the change is determined by management.

When costs incurred plus recognized profit (less recognized losses) on a construction contract exceeds progress billings, the net amount is recorded as a construction contract asset. Conversely, when progress billings exceed costs incurred plus recognized profit (less recognized losses), the net amount is recorded as a construction contract liability.

Construction contracts may have termination and default clauses. If a contract is terminated for convenience by a customer or due to a customer’s default, the company may be entitled to costs incurred plus a reasonable profit.

(ii)          Service contracts:

Service contracts include contracts for rendering of services, including delivery or licensing of satellite imagery and imagery related products. Revenue from rendering of services is recognized by reference to the stage of completion based on services performed to date as a percentage of total services to be performed or on a straight-line basis over the term of the contract if revenue is determined to be earned evenly.

The Company has various contracts with government and commercial customers that require the delivery of imagery and the provision of infrastructure support services.  If the deliverables do not qualify as separate units of accounting, the Company recognizes the revenue for this single unit of accounting using a proportional performance method over the life of the contract which may coincide with the estimated life of the satellite.  If the deliverables qualify as separate units of accounting, each element is accounted for separately and recognized as revenue over the relevant terms of the arrangement or the estimated useful life of the satellite being accessed.

Revenue related to satellite access is recognized based on satellite capacity made available to the customer in a particular period compared to the total capacity to be made available over the term of the contract or as minutes are consumed by the customer as appropriate in the circumstances.

Revenue from imagery licenses is typically recognized when the customer is able to directly download the imagery or upon delivery.  Revenues related to online imagery subscriptions are recognized ratably over the subscription period.

Revenue from the sale of certain services that include the supply of processed data or data products is recognized upon delivery.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(e)          Earnings per common share:

Basic earnings per common share is computed by dividing net earnings by the sum of the weighted average number of common shares outstanding during the period plus outstanding deferred share units awards (see note 22(e)) but excluding issued, but unvested, restricted shares.

Diluted earnings per common share is computed by adjusting the basic earnings per common share calculation, as described above, for the effects of all potentially dilutive share appreciation rights and restricted stock units (see notes 22(b) and 22(c)).  The company calculates the effects of all potentially dilutive share appreciation rights using the treasury stock method unless they are anti-dilutive.  Share appreciation rights are dilutive only when the average market value of the Company’s shares during the period are greater than the exercise price of the share appreciation rights.

(f)           Research and development:

Research costs are expensed in the period incurred. Development costs are capitalized and recorded as an intangible asset if technical feasibility has been established and it is considered probable that the Company will generate future economic benefits from the asset created on completion of development. The costs capitalized include materials, direct labour, directly attributable overhead expenditures and borrowing costs on qualifying assets. Other development costs are expensed in the period incurred.

(g)          Government assistance and investment tax credits:

Government assistance includes government grants, below-market rate of interest loans and investment tax credits and is recognized when there is reasonable assurance that the Company will comply with the relevant conditions and that the government assistance will be received.

Government assistance that meets the recognition criteria and that relates to current expenses is recorded as a reduction of the related expenses in direct costs, selling, general and administration. Government assistance that meets the recognition criteria and that relates to the acquisition of an asset is recorded as a reduction of the cost of the related asset. If government assistance becomes repayable, the inception to date impact of assistance previously recognized in earnings is reversed immediately in the period that the assistance becomes repayable.

The benefit of a government loan at a below-market rate of interest is treated as a government grant, measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

Investment tax credits, whether or not recognized in the financial statements, may be carried forward to reduce future Canadian Federal and Provincial income taxes payable. The Company applies judgment when determining whether the reasonable assurance threshold has been met to recognize investment tax credits in the financial statements. The Company must interpret eligibility requirements in accordance with Canadian income tax laws and must assess whether future taxable income will be available against which the investment tax credits can be utilized. For investment tax credits that have not met the criteria to be recognized in the financial statements, management continually reviews these interpretations and assessments and recognizes the investment tax credits relating to prior period expenses in the period when the reasonable assurance criteria have been met. Any changes in the interpretations and assessments could have an impact on the amount and timing of investment tax credits recognized in the financial statements.

(h)          Finance income and finance expense:

Finance income is comprised of interest income and gains on disposals of available-for-sale assets. Interest income is recognized as it accrues in earnings, using the effective interest method.

Finance expense is comprised of borrowing cost on debt, net interest expense on the net liability of defined benefit pension and other post-retirement benefits plans, interest expense on the orbital securitzation liability, and liability to dissenting shareholders, imputed interest on advance payments and other liabilities, and the cost of forward points from foreign exchange forward contracts.  All finance costs are recognized in earnings using the effective interest method.  Finance costs exclude borrowing costs attributable to the construction of qualifying assets, which are assets that take a substantial period of time to prepare for their intended use.  Borrowing costs associated with qualifying assets are added to the cost of the related assets.

(i)           Financial instruments:

Financial assets and financial liabilities are initially measured at fair value and are subsequently re-measured based on their classification as described below. Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or liability, other than financial assets and liabilities classified as at fair value through earnings, are added or deducted from the fair value of the respective financial asset or financial liability on initial recognition. Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or financial liability classified as at fair value through earnings are recognized immediately in earnings.

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(i)Financial assets:

Financial assets are classified into the following categories: at fair value through earnings, loans and receivables, and available-for-sale. The classification depends on the nature and purpose of the financial asset and is determined at the time of initial recognition.

•	Financial assets at fair value through earnings

Financial assets are classified as at fair value through earnings when held for trading or if designated into this category. Financial assets classified as financial assets at fair value through earnings include derivative financial instruments that are not included in a qualifying hedging relationship. Financial assets classified as financial assets as at fair value through earnings are measured at fair value with any gains or losses arising on re-measurement recognized in earnings.

•	Loans and receivables

Loans and receivables include cash and cash equivalents, restricted cash, and non-derivative financial assets with fixed or determinable payments that are not quoted in an active market including trade and other receivables, orbital receivables, and notes receivable. Loans and receivables are initially measured at fair value and are subsequently re-measured at amortized cost using the effective interest method, less any impairment losses.

•	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified into any of the other categories and include short-term and long-term investments. Available-for-sale financial assets are measured at fair value with any gains or losses on re-measurement recognized in other comprehensive income until the financial asset is derecognized or is determined to be permanently impaired, at which time the gain or loss accumulated in equity is transferred to earnings.

Investments in equity instruments that are not quoted in an active market and whose fair value cannot be reliably measured are carried at cost.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred, either outright or through a qualifying pass-through arrangement, and the Company has transferred substantially all of the risk and rewards of ownership of the asset. When the Company retains substantially all of the risks and rewards of transferred assets, the transferred assets are not derecognized and remain on the consolidated balance sheet. When the Company neither retains nor transfers substantially all risks and rewards of ownership of the assets, the Company derecognizes the assets if control over the assets is relinquished. If the Company retains control over transferred assets, the Company continues to recognize the transferred assets to the extent of its continuing involvement in the assets. Management assesses these criteria using the balance of facts and circumstances of each individual arrangement and applies considerable

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

judgment when making these assessments, particularly when determining whether substantially all the risks and rewards of ownership of the financial assets have been transferred. Any changes to the conclusions of these assessments could have a material impact on the consolidated financial statements.

(ii)          Financial liabilities:

Financial liabilities are classified as either financial liabilities at fair value through earnings or as other financial liabilities.

•	Financial liabilities at fair value through earnings

Financial liabilities are classified at fair value through earnings when held for trading or if designated into this category. Financial liabilities classified as financial liabilities at fair value through earnings include derivative financial instruments that are not included in a qualifying hedging relationship and are measured at fair value with any gains or losses arising on re-measurement recognized in earnings.

•	Other financial liabilities

Other financial liabilities include bank overdraft, trade and other payables, non-trade payables, contingent liabilities, securitization liability, long-term debt and are initially measured at fair value and are subsequently measured at amortized cost using the effective interest method.

(iii)         Derivative financial instruments and hedging activities:

The Company uses derivative financial instruments to manage risk associated with foreign currency rates. Derivative financial instruments are measured at fair value. When derivative financial instruments are designated in a qualifying hedging relationship and hedge accounting is applied, the effectiveness of the hedges is measured at the end of each reporting period and the effective portion of changes in fair value is recognized in other comprehensive income and any ineffective portion is recognized immediately in earnings. For foreign exchange forward contracts used to manage risk associated with foreign currency rates, amounts are transferred from accumulated other comprehensive income to revenue or direct costs, selling, general and administration when the underlying transaction affects earnings. For foreign exchange contracts not in a qualifying hedging relationship, changes in fair value are recognized immediately in earnings as a foreign exchange gain or loss.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. At that time, if the forecasted transaction within a cash flow hedge remains probable, any cumulative gain or loss on the hedging instrument recognized in other comprehensive income is retained in equity until the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, the net cumulative gain or loss previously recognized in other comprehensive income is transferred to earnings.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(iv)         Embedded derivatives:

The Company has embedded foreign currency derivatives in certain customer and supplier contracts. These derivatives are accounted for as separate instruments and are measured at fair value at each reporting date. Changes in fair value are recognized in earnings as foreign exchange gains or losses.

(j)           Cash and cash equivalents:

Cash and cash equivalents is comprised of cash on hand, cash balances with banks and similar institutions and term deposits redeemable within three months or less from date of acquisition with banks and similar institutions.

(k)          Investments:

(i)           Short-term investments:

Short-term investments consist of mutual funds and financial instruments purchased with a term to maturity at inception between three months and one year.

(ii)          Long-term investments:

Long-term investments consist of unquoted equity instruments in which the Company does not have significant influence and the fair value of which cannot be reliably measured.

(l)           Inventories:

Inventories are measured at the lower of cost and net realizable value and consist primarily of parts and subassemblies used in the manufacturing of satellites. The cost of inventories is determined on a first-in-first-out basis or weighted average cost basis, depending on the nature of the inventory. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expense.

(m)         Property, plant and equipment:

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.  Cost for satellite assets includes amounts related to design, construction, launch and commissioning. Cost for ground system assets includes amounts related to construction and testing. Borrowing costs are capitalized on certain qualifying assets that take a substantial period of time to prepare for their intended use.  When the costs of certain components of an item of property, plant and equipment are significant in relation to the total cost of the item and the components have different useful lives, they are accounted for and depreciated separately. Property, plant and equipment under construction are measured at cost less any accumulated impairment losses.

Depreciation expense is recognized in earnings on a straight-line basis over the estimated useful life of the related asset to its residual value.  Expected useful lives and depreciation methods are reviewed annually.  Land is not depreciated.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

The estimated useful lives are as follows:

	Estimated useful life

Land improvements			20	years
Buildings	7	to	45	years
Leasehold improvements	lesser of useful life or term of lease
Equipment:
Test and other equipment	2	to	12	years
Vehicles	5	to	6	years
Thermal vacuum chambers	21	to	40	years
Satellites	2	to	10	years
Furniture and fixtures	2	to	10	years
Computer hardware	2	to	13	years

(n)          Leased assets:

Leased assets for which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The asset is depreciated over the shorter of the lease term or its estimated useful life. All other leases are considered operating leases and the payments, including lease incentives, are recognized in earnings on a straight-line basis over the term of the lease.

(o)          Intangible assets and goodwill:

(i)           Intangible assets:

Intangible assets with finite lives consist of acquired and internally developed technologies and software, licenses, customer relationships, trademarks, trade names, non-compete agreements, image library, and backlog. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives and are measured at cost less accumulated amortization and accumulated impairment losses.  Intangible assets with finite lives are currently amortized over the following periods:

	Estimated useful life
Customer relationships	9	to	21	years
Backlog	3	to	5	years
Technologies	5	to	13	years
Software	3	to	10	years
Trade names			20	years
Trademarks	5	to	14	years
Image library			5	years
Licenses			7	years
Non-compete agreements			2	years

At December 31, 2017 and 2016, the Company did not have any indefinite life intangible assets.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(ii)          Goodwill:

Goodwill is not amortized but is tested for impairment annually or whenever there is an indication of impairment. Goodwill is measured at cost less accumulated impairment losses.

(p)          Impairment:

(i)           Financial assets:

Financial assets not carried at fair value through earnings are assessed for impairment at each reporting date. A financial asset is impaired if objective evidence indicates that a loss event which negatively affected the estimated future cash flows has occurred after the initial recognition of the asset. Management uses judgment when identifying and assessing objective evidence that may indicate a loss event and when estimating the potential impact on the carrying value of accounts receivable, notes receivable, orbital receivables, and other financial assets. For financial assets measured at amortized cost, the impairment loss is the difference between the carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. If an impairment has occurred, the carrying amount of the asset is reduced, with the amount of the loss recognized in earnings. A permanent impairment loss for an available-for-sale investment is recognized by transferring the cumulative loss previously recognized in other comprehensive income to earnings.

(ii)          Goodwill and non-financial assets:

Goodwill and non-financial assets are tested for impairment annually, or whenever events or changes in circumstances indicate that an asset’s carrying amount may be less than its recoverable amount. Management uses judgment to estimate the inputs to these assessments including cash flow projections, discount rates and tax rates, and any changes to these inputs could have a material impact on the impairment calculation.

For impairment testing, non-financial assets that do not generate independent cash flows are grouped together into a cash-generating unit ("CGU"), which represent the level at which largely independent cash flows are generated. Goodwill is allocated to groups of CGUs based on the level at which it is monitored for internal reporting purposes.

An impairment loss is recognized in earnings to the extent that the carrying value of an asset, CGU or group of CGUs exceeds its estimated recoverable amount. The recoverable amount of an asset, CGU or group of CGUs is the greater of its value in use and its fair value less cost to sell. Value in use is calculated as the present value of the estimated future cash flows discounted at appropriate discount rates.

An impairment loss relating to a specific asset reduces the carrying value of the asset. An impairment loss relating to a CGU or group of CGUs reduces the carrying value of the goodwill allocated to the CGU or group of CGUs, then reduces the carrying value of the other assets of the CGU or group of CGUs on a pro-rata basis.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

An impairment loss in respect of goodwill is not reversed. A previously recognized impairment loss related to other non-financial assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss related to other non-financial assets is reversed if there is a subsequent increase in recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying value does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(q)          Provisions:

Provisions are recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of resources will be required to settle the obligation. Provisions are determined by discounting expected future cash outflows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Management uses judgment to estimate the amount, timing and probability of the liability based on facts known at the reporting date. The unwinding of the discount is recognized as finance expense.

(i)           Warranty and after-sale service costs:

A provision for warranty and after-sale service costs is recognized when the underlying product or service is sold and when the recognition criteria described above have been met. Warranty and after-sale service provisions are based on management’s best estimate of the expected obligation using historical warranty data and experience. Warranty and after-sale service provisions related to products and services delivered under construction contracts are included in the estimated total costs to complete when applying the percentage of completion method of revenue recognition.

(ii)          Restructuring costs:

A provision for restructuring costs is recognized when the Company has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating losses are excluded from the provision.

(iii)         Others:

A provision for onerous contracts, excluding construction contracts (see note 3(d)(i)), is recognized when the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received from the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contracts and the expected net cost of continuing with the contract.

A provision for decommissioning liabilities is recognized at the time of asset acquisition. Decommissioning liabilities are added to the carrying value of the related asset and are depreciated over the asset’s estimated useful life.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(r)           Employee benefits:

(i)           Defined benefit pension plans and other post-retirement benefit plans:

The Company maintains defined benefit plans for some of its employees. The Company’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed annually by qualified actuaries using the projected unit credit method, which takes into account the expected salary increases as the basis for future benefit increases for the pension plans. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Actuarial assumptions for discount rates, expected salary increases and the projected age of employees upon retirement reflect historical experience and the Company’s assessment of future expectations. When the calculation results in a benefit to the Company, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits for a particular plan, consideration is given to any minimum funding requirements that apply to that particular plan. An economic benefit is available to the Company if it is realizable during the life of the plan, or on settlement of the plan liabilities.

Re-measurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding amounts included in net interest expense) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense is recognized as a component of finance expense. The Company recognizes service cost and administrative expenses relating to defined benefit plans as a component of direct costs, selling, general and administrative expense.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in the net benefit liability that relates to past service or the gain or loss on curtailment is recognized immediately in earnings. The Company recognizes gains or losses on the settlement of a defined benefit plan when settlement occurs.

(ii)          Termination benefits:

Termination benefits are expensed when the Company has demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are expensed if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted and the number of acceptances can be estimated reliably.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(iii)         Defined contribution pension plans:

The Company also maintains defined contribution plans for some of its employees whereby the Company pays contributions based on a percentage of the employees’ annual salary. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the statement of earnings as the services are provided.

(s)           Share-based compensation plans:

The Company maintains a number of share-based compensation plans for certain employees and directors that may be settled with cash and/or equity. For certain share-based compensation plans, the Company has the ability to mandate equity settlement by issuing shares from treasury. Share-based compensation plans are measured at fair value using the Black-Scholes option pricing model and the fair value is expensed on a straight-line basis over the vesting period. Management uses judgment to determine the inputs to the Black-Scholes option pricing model including the expected plan lives, underlying share price volatility and forfeiture rates. Volatility is estimated by considering the Company’s historic share price volatility over similar periods to the expected life of the awards under consideration. Changes in these assumptions will impact the calculation of fair value and the amount of compensation expense recognized in earnings.

The fair value of cash-settled plans is recognized as a liability in the consolidated balance sheet and is re-measured and charged to earnings at each reporting date until the award is settled.

The fair value of equity-settled plans is recognized in contributed surplus as part of equity in the consolidated balance sheet. Equity-settled plans are measured based on the grant date fair value of the award including the impact of estimated forfeitures and are not re-measured.

(t)           Income taxes:

Income tax expense is comprised of current and deferred tax.  Current tax and deferred tax are recognized into earnings except to the extent that it arises in a business combination, or items recognized directly in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable earnings, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws  that have  been enacted  or substantively  enacted by  the reporting date. Deferred tax assets and

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Deferred tax assets are recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(u)           Adoption of new standards:

On January 1, 2017, the Company adopted amendments to IAS 7 - Statement of Cash Flows.  The amendments require disclosures that enable users of the financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes.  The amendments to IAS 7 were applied prospectively and resulted in changes to presentation and disclosure in the Company’s notes to consolidated financial statements, but otherwise did not have a significant impact on the Company’s consolidated financial statements (note 29(d)).

4.            New standards and interpretations not yet adopted:

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers, which supersedes IAS 18 - Revenue, IAS 11 - Construction Contracts and other interpretive guidance associated with revenue recognition. IFRS 15 provides a single, principles-based five-step model to be applied to all contracts with customers to determine how and when an entity should recognize revenue. The standard also provides guidance on whether revenue should be recognized at a point in time or over time as well as requirements for more informative, relevant disclosures. IFRS 15 is effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Company has established an implementation plan and intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018 and apply IFRS 15 retrospectively to prior periods.

The Company is continuing to assess the transition impact of adopting IFRS 15 on its consolidated financial statements.  This includes finalizing the evaluation of (i) recognition and measurement of all significant construction and service contracts in place, including contracts acquired in the DigitalGlobe acquisition or subsequently entered into by DigitalGlobe entities (note 9); (ii) company policies and business practice; (iii) internal controls; and (iv) significant judgments and estimations required.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

While the Company continues to assess all potential impacts of the new revenue recognition standard, it currently believes the most significant impact will relate to its method of accounting for contract loss provisions.  A contract with a customer will be considered onerous and a loss provision will be recognized only if it becomes probable that the total estimated direct costs of the contract, excluding allocated overheads, exceeds total contract revenues.  Currently, the Company recognizes a contract loss provision if it becomes probable that total contract costs, including allocated overheads, exceeds total contract revenues.  The impact of this change in accounting policy, when adopted, would decrease the frequency and amount of contract loss provisions recognized.

The Company expects that the significant majority of long-term construction and service contracts currently accounted for under the percentage-of-completion method will meet the requirements for revenue recognition over time under IFRS 15, and the Company will continue to apply a costs incurred to expected total cost model.

The Company is currently quantifying the transition impact and compiling the disclosures required for transition to IFRS 15.  The Company will present its 2018 first quarter financial statements under this new standard.

IFRS 9 - Financial Instruments

In July 2014, the IASB issued IFRS 9 - Financial Instruments, which replaces the earlier versions of IFRS 9 (2009, 2010, and 2013) and completes the IASB’s project to replace IAS 39 - Financial Instruments: Recognition and Measurement.  IFRS 9 includes a logical model for classification and measurement of financial assets; a single, forward-looking ‘expected credit loss’ impairment model and a substantially-reformed approach to hedge accounting to better link the economics of risk management with its accounting treatment.  IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions.

For hedge accounting, IFRS 9 allows companies to continue to use the existing requirements under IAS 39 rather than adopting the new requirements of IFRS 9 until IASB finalizes its macro hedge accounting project. As permitted, the Company has elected to not adopt the IFRS 9 hedge accounting requirements on January 1, 2018 and will retain the IAS 39 hedge accounting requirements.

Other than hedge accounting requirements, the Company will adopt the standard on January 1, 2018 using the modified retrospective application method, under which 2017 comparatives are not restated and a cumulative catch up adjustment is recorded on January 1, 2018, for any differences identified including adjustments to opening retained earnings balances.  The Company has analyzed the impact of adopting IFRS 9 and anticipates that there will not be any material changes as a result of adopting this new standard.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

IFRS 16 - Leases

In January 2017, the IASB issued IFRS 16 - Leases, which supersedes IAS 17 - Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases. The standard establishes a single model for lessees to bring leases on-balance sheet while lessor accounting remains largely unchanged and retains the finance and operating lease distinctions. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with earlier adoption permitted, but only if also applying IFRS 15 - Revenue from Contracts with Customers. The Company is currently evaluating the impact of IFRS 16 on its financial statements and does not intend to early adopt the standard.

Amendments to IFRS 2 - Share-based Payment

In June 2017, the IASB issued amendments to IFRS 2 - Share-based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification from cash-settled to equity-settled. The amendments to IFRS 2 are effective prospectively for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. Retrospective or earlier adoption permitted, if information is available without the use of hindsight. The Company intends to adopt the amendments to IFRS 2 in its financial statements for the annual period beginning on January 1, 2018. The Company is currently evaluating the impact of the amendments to IFRS 2 on its financial statements.

IFRIC 22 Foreign Currency Transactions and Advance Consideration

In December 2017, the IASB issued IFRIC 22 Foreign Currency Transactions and Advance Consideration. The interpretation clarifies which date should be used for translation when accounting for transactions in a foreign currency that include the receipt or payment of advance consideration. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Company is currently evaluating the impact of IFRIC 22 on its financial statements.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

5.            Revenue and segmented information:

The Company is organized into market sectors based on its products and services.  As a result of the acquisition of DigitalGlobe (note 9) in the fourth quarter of 2017, the Company has reorganized its organizational and operational structure to reflect the manner in which the Chief Operating Decision Maker (“CODM”) now manages the operations and assesses the business performance of the Company.  The change in the organizational and operational structure has resulted in the addition of two new segments and a reorganization of our legacy segments that were reported at December 31, 2016. The Company now has three reportable segments: Space Systems, Imagery and Services.  Comparative historical segmented information has been restated based on available information.

The DigitalGlobe businesses have been split between two of the new segments, Imagery and Services, as appropriate.  The Company’s geospatial services businesses, formerly included in the Surveillance and Intelligence segment are now managed within the Imagery and Services segments, as applicable.  Our legacy Communication segment and the remainder of our legacy Surveillance and Intelligence operations, excluding the geospatial services businesses, are now combined and managed in a renamed segment, Space Systems, to more accurately reflect the nature of the activity of this segment.

The Company’s three reportable segments are now organized as follows:

(a)

Space Systems: Maxar is a leading supplier of space-based and ground-based infrastructure and information solutions. The Company’s products include communication and imaging satellites, satellite payloads and antenna subsystems, space-based and airborne surveillance solutions, robotic systems and associated ground infrastructure and support services. The Company’s offerings serve multiple markets, primarily for communications and surveillance and intelligence applications. In the communications market, the Company’s solutions provide cost-efficient global delivery of a broad range of services, including television and radio distribution, broadband internet, and mobile communications. In the surveillance and intelligence market, the Company offers end-to-end solutions to monitor changes and activities around the globe to support the operational needs of government agencies, both military and civilian, and commercial customers. The Company also supplies spacecraft and subsystems to the U.S. government and other customers for scientific research and development missions, as well as robotic systems for the space and terrestrial markets. Maxar’s principal customers in the Space Systems segment are government agencies worldwide as well as communication satellite operators and communication satellite manufacturers.

(b)

Imagery: Maxar is a leading supplier of integrated electro-optical and radar imagery.  Sourced from the Company’s own advanced satellite constellation and third-party providers, the Company’s imagery solutions provide customers with accurate and mission-critical information about our changing planet, and support a wide variety of uses, including mission planning, mapping and analysis, environmental monitoring, disaster management, crop management, oil and gas exploration and infrastructure management.  Maxar’s principal customers in the Imagery segment are U.S., Canadian and other international government agencies, primarily defense and intelligence, as well as a wide variety of commercial customers in multiple markets.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(c)

Services: Maxar provides geospatial products and services that combine imagery, analytic expertise and innovative technology to deliver integrated intelligence solutions to customers. The Company provides analytic solutions that accurately document change and enable geospatial modeling and analysis that predict where events will occur to help customers protect lives and make resource allocation decisions.  Maxar’s primary customer in the services segment is the U.S. government, but many capabilities also support intelligence requirements for other international governments, global development organizations and commercial customers.

Segmented information is prepared using the accounting policies described in note 3, except for the application of hedge accounting on designated hedging relationships that use derivative financial instruments to hedge foreign currency risk in customer and supplier contracts.  For segment reporting, hedge accounting is applied to all such hedging relationships even when not qualifying for hedge accounting under IFRS.

The Company’s CODM measures the performance of each segment based on revenue, adjusted EBITDA and segment earnings. Adjusted EBITDA is a non-IFRS measure and is defined as earnings before interest, taxes, depreciation and amortization, adjusted for items that management does not consider when evaluating segment performance including foreign exchange gains and losses, adjustments relating to hedge accounting as described above, share-based compensation expense or recovery, and other income or expense.  Segment earnings is defined as adjusted EBITDA less depreciation and amortization expense, excluding amortization of acquisition related intangible assets.

The following table summarizes the operating performance of the reporting segments:

	Space			Corporate and
Year ended December 31, 2017	Systems	Imagery	Services	eliminations	Total
Revenues:
External revenue	$1,259.6	$228.4	$143.2	$—	$1,631.2
Intersegment eliminations	10.2	1.7	1.4	(13.3)	—
	1,269.8	230.1	144.6	(13.3)	1,631.2
Segment earnings:
Adjusted EBITDA	231.9	147.6	23.4	(24.2)	378.7
Depreciation and amortization	40.6	40.6	5.9	0.6	87.7
	191.3	107.0	17.5	(24.8)	291.0
Capital expenditures:
Property, plant and equipment	51.4	4.7	2.0	0.2	58.3
Intangible assets	64.3	22.0	0.2	0.2	86.7
	115.7	26.7	2.2	0.4	145.0

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

	Space			Corporate and
Year ended December 31, 2016	Systems	Imagery	Services	eliminations	Total
Revenues:
External revenue	$1,417.2	$41.0	$99.3	$—	$1,557.5
Intersegment eliminations	3.6	0.8	0.4	(4.8)	—
	1,420.8	41.8	99.7	(4.8)	1,557.5
Segment earnings:
Adjusted EBITDA	246.0	22.4	20.3	(21.1)	267.6
Depreciation and amortization	41.3	0.2	3.4	0.1	45.0
	204.7	22.2	16.9	(21.2)	222.6
Capital expenditures:
Property, plant and equipment	39.2	0.3	0.9	1.2	41.6
Intangible assets	59.7	—	1.4	0.4	61.5
	98.9	0.3	2.3	1.6	103.1

Reconciliation to earnings (loss) before income taxes:

	For the year ended
	December 31,
	2017	2016
Segment earnings	$291.0	$222.6
Amortization of acquisition related intangible assets	79.4	32.4
Foreign exchange differences	(11.5)	2.8
Share-based compensation expense (note 22(f))	57.9	14.7
Other expense (note 8)	119.4	5.9
Earnings before interest and taxes	45.8	166.8
Finance income	(1.3)	(0.3)
Finance expense	82.5	37.6
Earnings (loss) before income taxes	$(35.4)	$129.5

The Company’s primary sources of revenue are as follows:

	For the year ended
	December 31,
	2017	2016
Construction contracts	$1,183.2	$1,342.4
Service contracts	448.0	215.1
	$1,631.2	$1,557.5

Revenue from construction contracts includes orbital income of $34.8 million (2016 - $30.9 million).

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

The aggregate amount of revenue recognized to date less losses recognized to date (or from the date of acquisition) for construction contracts in progress at December 31, 2017 was $2,770.5 million (December 31, 2016 - $2,707.6 million). Advance payments received for construction contracts in progress at December 31, 2017 were $238.8 million (December 31, 2016 - $266.6 million). Retentions in connection with construction contracts at December 31, 2017 were $6.9 million (December 31, 2016 - $7.0 million).

The approximate revenue based on geographic location of customers is as follows:

	For the year ended
	December 31,
	2017	2016
Revenue:
United States	$743.8	$447.2
Canada	329.9	424.4
Asia	295.3	311.9
Europe	207.1	284.5
Australia	29.6	29.7
South America	16.7	58.1
Other	8.8	1.7
	$1,631.2	$1,557.5

Revenue from significant customers is as follows:

	For the year ended
	December 31,
	2017	2016
Commercial:
Customer 1	$119.9	$197.1
Government:
Canadian Federal Government and agencies	$194.3	$212.3
U.S. Federal Government and agencies	293.8	97.5

The Company’s non-current non-financial assets, property, plant and equipment, intangible assets and goodwill are geographically located as follows:

	December 31,	December 31,
	2017	2016
United States	$5,103.5	$1,268.2
Canada	142.7	126.9
Europe	0.2	0.2
	$5,246.4	$1,395.3

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

6.            Expenses by nature:

The following table classifies the Company’s operating expenses by nature:

	For the year ended
	December 31,
	2017	2016
Employee salaries and benefits	$595.4	$549.2
Costs related to defined benefit plans (note 18(b)&(c))	(19.3)	0.3
Costs related to defined contribution plans (note 18(f))	16.7	14.5
Inventories used	103.5	128.8
Subcontractor costs relating to construction and service contracts	342.8	380.8
Materials, equipment, professional fees, travel and other	215.4	215.5
Direct costs, selling, general and administration	1,254.5	1,289.1
Depreciation and amortization	167.1	77.4
Foreign exchange loss (gain)	(13.5)	3.6
Share-based compensation expense (note 22(f))	57.9	14.7
Other expense (note 8)	119.4	5.9
	$1,585.4	$1,390.7

7.            Finance expense:

	For the year ended
	December 31,
	2017	2016
Finance expense:
Interest expense on long-term debt	$57.7	$26.2
Interest expense on defined benefit pension and other post-retirement benefit obligations (note 18(b)&(c))	9.2	9.5
Interest expense on orbital securitization liability (note 14)	7.8	1.6
Interest expense on advance payments	7.9	—
Capitalization of borrowing costs (notes 16(a))	(4.9)	(2.8)
Imputed interest and other	4.8	3.1
	$82.5	$37.6

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

8.            Other expense:

The components of other expense are as follows:

	For the year ended
	December 31,
	2017	2016
Acquisition related expense (note 9)	$59.9	$—
Restructuring and enterprise improvement costs	36.5	3.6
Loss from early extinguishment of debt	23.0	—
Executive compensation settlement	—	2.3
	$119.4	$5.9

For the year ended December 31, 2017, the Company incurred costs of $59.9 million (2016 - $nil) for investment banking fees, legal, tax, consulting and other acquisition and integration costs related to the DigitalGlobe acquisition (note 9).

For the year ended December 31, 2017, the Company incurred restructuring and enterprise improvement costs of $36.5 million (2016 - $3.6 million) relating to the DigitalGlobe acquisition and ongoing restructuring programs. A provision of $2.3 million has been recognized on the balance sheet for these costs as at December 31, 2017 (December 31, 2016 - $1.5 million).

(a)

Subsequent to closing the DigitalGlobe acquisition, the Company incurred employee severance and retention related costs of $13.1 million and building related restructuring costs of $6.0 million in the fourth quarter of 2017. The severance costs were incurred upon employment termination of several DigitalGlobe executives who became redundant after the merger and the retention costs were incurred to entice certain DigitalGlobe employees to remain with the Company for a specified period of time. The building related restructuring costs related to lease termination payments and a provision for surplus lease space no longer required by the Company for its future operations.

(b)

In response to changes in the geostationary communications satellite market, the Company commenced a restructuring project to reduce headcount at its Palo Alto manufacturing facility and to implement enterprise improvement initiatives at Palo Alto and other operational locations aimed at reducing overhead costs, increasing supply chain value and increasing efficiency of production processes. In connection with the implementation of these initiatives, the Company incurred restructuring and enterprise improvement costs of $17.4 million in 2017 compared to $3.6 million in 2016. In 2017, costs included employee severance of $11.9 million (2016 - $3.6 million) and consulting fees of $5.5 million (2016 - nil).

On October 5, 2017, concurrent with closing the acquisition of DigitalGlobe, the Company refinanced its existing $700.0 million syndicated credit facility and its 2024 Term Notes and incurred a loss from early extinguishment of debt of $23.0 million. The loss was comprised of a make-whole premium to terminate the 2024 Term Notes of $20.0 million and a write-off of the unamortized balance of capitalized financing fees of $3.0 million relating to both the syndicated credit facility and the 2024 Term Notes.

In the second quarter of 2016, the Company recognized an executive compensation settlement of $14.2 million to a related party. Of that amount, $11.9 million was recorded as share-based compensation expense (note 22(f)) and $2.3 million was recorded as other expense.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

9.            Business combination:

On October 5, 2017, the Company completed the acquisition of DigitalGlobe for a combination of equity and cash consideration totaling $2,328.2 million.  Headquartered in Westminster, Colorado, DigitalGlobe is a global leading provider of high-resolution Earth imagery, data and analysis.  Under the terms of the merger agreement with DigitalGlobe, each DigitalGlobe common share was exchanged for $17.50 in cash and 0.3132 common shares of the Company.

The fair value of the common shares issued as consideration was based on the closing price of a Maxar share on the Toronto Stock Exchange on October 4, 2017 of $54.57 per share (C$68.10 per share).  Share issuance costs of $2.5 million which were directly attributable to the issue of the shares have been netted against share capital.

In order to finance the acquisition, the Company entered into a $3.75 billion credit facility (note 19).  On October 5, 2017, the Company made an initial draw under the new credit facility of $3,096.7 million, net of debt issuance costs of $63.2 million, and used this amount, along with DigitalGlobe cash on hand, to acquire DigitalGlobe’s equity and pay out DigitalGlobe’s equity award holders ($1,155.5 million), to refinance DigitalGlobe’s debt ($1,266.3 million), to refinance the Company’s debt ($741.5 million) and to pay transaction fees and expenses of both the Company and DigitalGlobe, fund working capital, and for general corporate purposes.

As part of the merger agreement, DigitalGlobe’s share-based awards were converted into the right to receive a combination of cash and common shares of the Company, except for the stock component of certain unvested time-based awards that were replaced by equivalent share-based awards of the Company. The fair value of the replacement awards attributable to the pre-acquisition and post-acquisition service periods were $15.8 million and $13.9 million, respectively. The pre-acquisition amount has been included as part of the purchase consideration and the post-acquisition amount will be expensed over the remaining vesting period of the replacement awards.

In addition, certain unvested performance-based DigitalGlobe share-based awards and the cash component of the unvested time-based awards became fully vested and were paid the merger consideration on the closing of the transaction.  Since this accelerated vesting was triggered by the actions of the Company, the component of the fair value of the consideration attributable to the accelerated share-based awards relating to post-acquisition services of $33.1 million has been recognized as share-based compensation expense in the Company’s consolidated statement of earnings. The component relating to pre-acquisition services has been included as part of the purchase consideration.

The merger consideration paid out on the closing of the transaction excluded amounts due to 80,000 dissenting DigitalGlobe preferred shareholders and 352,225 dissenting common shareholders. Subsequent to October 5, 2017, 90,000 common shareholders withdrew their dissent, and will be paid merger consideration with total value of $3.1 million in the first quarter of 2018.  As at December 31, 2017, the estimated obligation owing to the remaining dissenting shareholders of $116.7 million, including interest accrued at the Federal Reserve discount rate plus 5% compounded quarterly, has been recorded as a non-current liability on the consolidated balance sheet (note 17).

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

In the period October 5, 2017 to December 31, 2017, DigitalGlobe contributed revenue of $221.6 million and earnings before income taxes of $7.6 million. If the acquisition had occurred on January 1, 2017, management estimates that unaudited consolidated revenue would have been $2,307.9 million and unaudited consolidated net earnings would have been $41.7 million for the year ended December 31, 2017.  In determining these amounts, management has conformed DigitalGlobe’s historical financial results originally prepared under US Generally Accepted Accounting Principles to IFRS and has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2017.

The following table summarizes the fair value of the consideration transferred and the preliminary estimated fair values of the major classes of assets acquired and liabilities assumed at the acquisition date. The Company may adjust the preliminary purchase price allocation, as necessary, up to one year after the acquisition closing date as new information is obtained about facts and circumstances that existed as of the closing date. The fair value of satellite assets and intangible assets acquired has been determined using valuation techniques that require estimation of replacement costs, future net cash flows and discount rates. Changes in estimates and assumptions used could have a material impact on the amount of goodwill recorded and the amount of depreciation and amortization expense recognized in earnings for depreciable assets in future periods.

October 5, 2017
Cash paid	$1,131.0
Shares issued	1,063.4
Merger consideration to be settled	3.1
Liability to dissenting shareholders	114.9
Issuance of replacement equity-settled awards	15.8
Purchase consideration	2,328.2

Assets
Cash and cash equivalents	$170.6
Trade and other receivables	142.2
Financial assets, other	13.4
Current tax assets	0.1
Non-financial assets	93.4
Property, plant and equipment	695.8
Definite life intangible assets	1,439.8
2,555.3
Liabilities
Trade and other payables	$83.2
Current tax liabilities	2.7
Provisions	1.4
Employee benefits	29.1
Non-financial liabilities	354.0
Deferred tax liabilities	149.6
Long-term debt	1,276.0
1,896.0

Fair value of net identifiable assets acquired	659.3

Goodwill	$1,668.9

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

Trade and other receivables comprise gross amounts due of $144.1 million, of which $1.9 million was estimated to be uncollectable at the acquisition date. Intangible assets have been determined on a provisional basis and relate primarily to customer relationships, backlog, technologies, trademarks, non-compete agreements, licenses, and an image library.

The goodwill is attributable mainly to the human capital of DigitalGlobe’s workforce, market presence and the synergies expected to be achieved from integrating DigitalGlobe with the Company’s existing capabilities. No goodwill is deductible for income tax purposes.

During the year ended December 31, 2017, the Company incurred costs of $59.9 million for investment banking fees, legal, tax, consulting and other acquisition and integration costs related to the DigitalGlobe transaction.  These costs have been recognized in other expense in the consolidated statement of earnings and in operating cash flows in the consolidated statement of cash flows.

10.            Trade and other receivables:

	December 31,	December 31,
	2017	2016
Trade accounts receivable, net	$273.1	$175.9
Orbital receivables, current portion (note 14)	30.0	27.1
Other	45.1	28.1
	$348.2	$231.1

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

11.          Financial assets and liabilities, other:

(a)          Financial assets, other:

	December 31,	December 31,
	2017	2016
Restricted cash	$23.0	$25.2
Long-term investments	27.5	24.4
Short-term investments	0.8	5.8
Notes receivable	20.3	52.4
Derivative financial instruments	12.5	17.8
	84.1	125.6
Current portion	(16.3)	(64.7)
	$67.8	$60.9

(b)          Financial liabilities, other:

	December 31,	December 31,
	2017	2016
Non-trade payables	$23.8	$18.0
Derivative financial instruments	8.9	14.7
	32.7	32.7
Current portion	(18.9)	(17.3)
	$13.8	$15.4

12.          Maturities of certain current assets and liabilities:

The Company’s current assets and current liabilities include all assets and liabilities that mature within the Company’s operating cycle. The table below gives the maturity profile of certain current assets and current liabilities where the maturities extend beyond twelve months.

	Due within	Due after
December 31, 2017	one year	one year	Total
Construction contract assets	$104.5	$23.8	$128.3
Inventories	52.0	44.5	96.5
Non-financial assets	110.9	14.3	125.2
Non-financial liabilities	209.2	—	209.2
Construction contract liabilities	243.3	15.6	258.9

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

	Due within	Due after
December 31, 2016	one year	one year	Total
Construction contract assets	$85.3	$—	$85.3
Inventories	64.1	33.5	97.6
Non-financial assets	100.5	23.7	124.2
Non-financial liabilities	12.9	—	12.9
Construction contract liabilities	282.4	10.6	293.0

13.          Non-financial assets and liabilities:

(a)          Non-financial assets:

	December 31,	December 31,
	2017	2016
Advances to suppliers	$81.5	$110.3
Prepaid expenses	60.0	18.1
Deferred contract costs	20.0	—
Equity investment in joint ventures	27.4	—
	188.9	128.4
Current portion	(125.2)	(124.2)
	$63.7	$4.2

(b)          Non-financial liabilities:

	December 31,	December 31,
	2017	2016
Deferred revenue	$340.9	$11.9
Lease inducements	35.4	4.3
Lease liability acquired	6.7	9.9
Other	2.6	2.6
	385.6	28.7
Current portion	(209.2)	(12.9)
	$176.4	$15.8

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

14.          Orbital receivables:

Orbital receivables relate to performance incentives due under certain satellite construction contracts that are paid over the in-orbit life of the satellite. Orbital receivables are recognized as revenue on a percentage of completion basis during the construction period and are discounted to present value using discount rates ranging from 6% - 10% (2016 - 6% - 10%). The expected timing of billing and collection of orbital receivables relating to launched and unlaunched satellites is shown in the following table:

	Carrying value
	Launched	Unlaunched	Total
2018	$30.0	$—	$30.0
2019	29.1	0.3	29.4
2020	35.7	1.7	37.4
2021	38.8	3.7	42.5
2022	41.8	5.9	47.7
Thereafter	219.2	48.0	267.2
Orbital receivables	394.6	59.6	454.2
Current portion (note 10)	(30.0)	—	(30.0)
December 31, 2017	$364.6	$59.6	$424.2
Orbital receivables	$367.9	$77.6	$445.5
Current portion (note 10)	(27.1)	—	(27.1)
December 31, 2016	$340.8	$77.6	$418.4

The expected timing of total contractual cash flows for all launched and unlaunched satellites including principal and interest payments is as follows:

Total
2018	$57.8
2019	60.2
2020	65.8
2021	66.6
2022	71.3
Thereafter	466.7
$788.4

During the year ended December 31, 2016, the Company signed a $400.0 million revolving securitization facility agreement with an international financial institution. Under the terms of the agreement, the Company may offer to sell eligible orbital receivables from time to time with terms of seven years or less of cash flows discounted to face value using prevailing market rates.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

On September 30, 2016, as an initial drawdown under the facility, the Company sold orbital receivables with book value of $61.5 million for net proceeds of $69.2 million consisting of gross proceeds of $72.3 million less setup and transaction fees of $3.1 million. On December 15, 2016, the Company made a second drawdown under the facility and sold orbital receivables with book value of $50.6 million for net proceeds of $53.9 million consisting of gross proceeds of $54.6 million less transaction fees of $0.6 million. The orbital receivables that were securitized remain recognized on the balance sheet as the Company continues to service the orbital receivables and management has concluded, on the balance of facts and circumstances of the arrangement, that the Company has retained substantially all of the risks and rewards of ownership. The net proceeds received were initially recognized as a securitization liability on the balance sheet and are being subsequently measured at amortized cost using the effective interest rate method. As at December 31, 2017, the unamortized balance is $106.3 million. The securitized orbital receivables and securitization liability will be drawn down as payments are received from the customers and passed on to the international financial institution (note 23(d)). The Company continues to recognize orbital income on the orbital receivables that are subject to the securitization transactions.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

15.          Property, plant and equipment:

	Land and	Leasehold			Furniture	Computer
	buildings	improvements	Equipment	Satellites	and fixtures	hardware	Total
Cost
Balance as at December 31, 2015	$191.0	$31.7	$232.2	$—	$7.4	$43.9	$506.2
Additions	3.0	15.2	15.3	—	1.9	6.2	41.6
Disposals	—	(0.2)	(0.6)	—	(0.1)	(1.8)	(2.7)
Foreign currency translation	0.4	0.5	0.7	—	0.2	0.9	2.7
Balance as at December 31, 2016	194.4	47.2	247.6	—	9.4	49.2	547.8
Acquired from business combination (note 9)	0.5	42.0	35.0	577.9	1.2	39.2	695.8
Additions	2.3	15.7	24.9	6.3	0.3	8.8	58.3
Disposals	—	(0.1)	(0.3)	—	—	(1.7)	(2.1)
Foreign currency translation	1.0	1.0	1.4	—	0.3	2.8	6.5
Balance as at December 31, 2017	$198.2	$105.8	$308.6	$584.2	$11.2	$98.3	$1,306.3
Accumulated depreciation
Balance as at December 31, 2015	$11.1	$17.2	$89.0	$—	$5.1	$32.5	$154.9
Depreciation expense	4.0	3.2	21.8	—	0.7	4.3	34.0
Disposals	—	(0.2)	(0.5)	—	(0.1)	(1.8)	(2.6)
Foreign currency translation	0.1	0.2	0.4	—	0.1	0.7	1.5
Balance as at December 31, 2016	15.2	20.4	110.7	—	5.8	35.7	187.8
Depreciation expense	4.3	4.2	22.9	21.8	0.8	7.1	61.1
Disposals	—	(0.1)	(0.2)	—	—	(1.7)	(2.0)
Foreign currency translation	0.3	0.7	1.4	—	0.2	1.9	4.5
Balance as at December 31, 2017	$19.8	$25.2	$134.8	$21.8	$6.8	$43.0	$251.4
Net book value
December 31, 2017	$178.4	$80.6	$173.8	$562.4	$4.4	$55.3	$1,054.9
December 31, 2016	$179.2	$26.8	$136.9	$—	$3.6	$13.5	$360.0

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

Property, plant and equipment includes $119.6 million (December 31, 2016 - $43.6 million) of expenditures for property under construction.

The net book value of assets under finance leases are as follows:

	December 31,	December 31,
	2017	2016
Computer hardware	$5.2	$4.6
Furniture and fixtures	7.2	0.1
	$12.4	$4.7

Satellite constellation

At December 31, 2017, the Company operated a constellation of five in-orbit and fully commissioned satellites and had one satellite constellation under construction. The satellites were acquired in the DigitalGlobe acquisition (note 9) and were initially recognized at fair value as of the acquisition date of October 5, 2017 using a replacement cost approach. The net book value of each satellite is as follows:

		Satellites
	Satellites	under
As at December 31, 2017	in-orbit	construction	Total
Cost	$569.0	$15.2	$584.2
Accumulated depreciation	(21.8)	—	(21.8)
Net book value	$547.2	$15.2	$562.4

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

16.          Intangible assets and goodwill:

(a)          Finite life intangible assets are as follows:

			Technologies,
			including		Trademarks
	Customer		development		and
	relationships	Backlog	in-process	Software	trade names	Other(1)	Total
Cost
Balance as at December 31, 2015	$13.9	$—	$251.2	$110.1	$67.4	$9.0	$451.6
Purchase of intangible assets	—	—	—	12.3	—	—	12.3
Development of intangible assets	—	—	49.2	—	—	—	49.2
Disposals	—	—	(1.2)	(0.5)	—	—	(1.7)
Foreign currency translation	—	—	—	0.4	—	0.2	0.6
Balance as at December 31, 2016	13.9	—	299.2	122.3	67.4	9.2	512.0
Acquired from business combination (note 9)	608.2	331.0	317.8	46.0	36.8	100.0	1,439.8
Purchase of intangible assets	—	—	—	30.7	—	—	30.7
Development of intangible assets	—	—	56.0	—	—	—	56.0
Disposals	—	—	—	(0.2)	—	—	(0.2)
Foreign currency translation	0.1	—	—	2.5	—	0.5	3.1
Balance as at December 31, 2017	$622.2	$331.0	$673.0	$201.3	$104.2	$109.7	$2,041.4

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

			Technologies,
			including		Trademarks
	Customer		development		and
	relationships	Backlog	in-process	Software	trade names	Other(1)	Total
Accumulated amortization
Balance as at December 31, 2015	$3.7	$—	$61.3	$55.8	$10.7	$6.7	$138.2
Amortization Expense	1.1	—	24.0	14.3	3.4	0.7	43.5
Disposals	—	—	(1.3)	(0.5)	—	—	(1.8)
Foreign currency translation	—	—	—	0.4	—	0.1	0.5
Balance as at December 31, 2016	4.8	—	84.0	70.0	14.1	7.5	180.4
Amortization expense	11.5	23.3	39.1	17.0	4.3	10.8	106.0
Disposals	—	—	—	(0.2)	—	—	(0.2)
Foreign currency translation	0.1	—	—	1.3	—	0.4	1.8
Balance as at December 31, 2017	$16.4	$23.3	$123.1	$88.1	$18.4	$18.7	$288.0
Net book value
December 31, 2017	$605.8	$307.7	$549.9	$113.2	$85.8	$91.0	$1,753.4
December 31, 2016	$9.1	$—	$215.2	$52.3	$53.3	$1.7	$331.6

(1)	Other intangible assets is comprised of the following finite life intangible assets: licenses, image library and non-compete agreements.

Borrowing costs of $4.9 million (2016 - $2.8 million) were capitalized as development in-process intangible assets during the year. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged from 3.4% - 4.6% (2016 - 3.3% - 3.8%).

For the year ended December 31, 2017, the Company expensed research and non-capitalizable development costs of $109.4 million(2016 - $95.4 million) in direct costs, selling, general and administration.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(b)          Goodwill as at December 31, 2017 is as follows:

	Space
	Systems	Imagery	Services	Total
Balance as at December 31, 2015	$622.8	$26.8	$47.4	$697.0
Foreign currency translation	2.3	0.2	—	2.5
Balance as at December 31, 2016	625.1	27.0	47.4	699.5
Goodwill on acquisition of DigitalGlobe (note 9)	142.9	1,399.8	126.2	1,668.9
Foreign currency translation	5.6	0.4	—	6.0
Balance as at December 31, 2017	$773.6	$1,427.2	$173.6	$2,374.4

(c)          Goodwill impairment:

As a result of changes to the Company's operating segments (see note 5), the Company was required to reassess its cash-generating units (CGU's) and the level at which goodwill is monitored for impairment testing purposes. The Company determined that it will perform goodwill impairment testing based on three groups of CGU's representing its three operating segments as this is the lowest level at which management monitors goodwill. Goodwill has been reallocated to the three operating segments based on a relative fair value methodology. As a result, goodwill arising on the acquisition of DigitalGlobe of $1,668.9 million has been allocated to the Imagery segment ($1,399.8 million), Services segment ($126.2 million) and Space Systems segment ($142.9 million) based on the results of a preliminary purchase price allocation. The goodwill arising from the DigitalGlobe acquisition that has been allocated to the Space Systems segment relates to the fair value of revenue and cost synergies that are expected to benefit Space Systems operations. A portion of the goodwill related to the former Surveillance and Intelligence segment of approximately $16.5 million has been reallocated to the Imagery and Services segments based on the relative fair value of the business units transferred.

The Company performs a goodwill impairment test annually and whenever there is an indication of impairment.  In 2017, the Company changed the timing of its annual goodwill impairment test to the fourth quarter as a result of the reallocation of its operating segments following the acquisition of DigitalGlobe and to better align with its revised internal financial budgeting cycle.  The Company previously performed its goodwill impairment test annually on September 30.  In 2017, the Company performed a qualitative assessment on September 30 and no indicators of impairment were noted. As part of the reallocation of goodwill due to the change in the composition of our operating segments, the Company performed an impairment test in the fourth quarter of 2017 both before and after the reallocation. No impairment of goodwill was identified as a result of the Company’s most recent impairment tests.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

The key assumptions used in performing the impairment tests are as follows:

			Perpetual
Segment	Valuation method	Discount rate	growth rate
Space Systems	Value in use	7.5%	2.0%
Imagery	Value in use	10.3%	2.0%
Services	Value in use	10.3%	3.0%

•	Recoverable amount:

Management’s past experience and future expectations of the business performance are used to make a best estimate of the expected revenue, earnings before interest, taxes, depreciation and amortization, and operating cash flows for a five year period.

•	Discount rate:

The discount rate applied is a pre-tax rate that reflects the time value of money and risk associated with the business.

•	Perpetual growth rate:

The perpetual growth rate is management’s current assessment of the long-term growth prospect of the Company in the jurisdictions in which it operates.

•	Sensitivity analysis:

Management performs sensitivity analysis on the key assumptions. Sensitivity analysis indicates reasonable changes to key assumptions will not result in an impairment loss.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

17.          Provisions:

	Warranty		Liability to
	and after-	Restructuring	dissenting
	sale service (a)	costs (b)	shareholders (c)	Others (d)	Total
Balance as at December 31, 2015	$28.7	$6.4	$—	$3.0	$38.1
Provisions made	6.8	3.7	—	—	10.5
Provisions used	(2.1)	(8.5)	—	(0.6)	(11.2)
Provisions reversed	—	(0.1)	—	—	(0.1)
Unwinding of discount	0.4	—	—	0.2	0.6
Foreign currency translation	—	—	—	—	—
Balance as at December 31, 2016	$33.8	$1.5	$—	$2.6	$37.9
Provisions made	7.2	13.7	118.3	4.6	143.8
Provisions acquired	—	—	—	1.4	1.4
Provisions used	(2.0)	(12.7)	—	(0.9)	(15.6)
Provisions reversed	—	(0.2)	—	—	(0.2)
Unwinding of discount	0.4	—	—	0.1	0.5
Foreign currency translation	—	—	—	0.2	0.2
Balance as at December 31, 2017	$39.4	$2.3	$118.3	$8.0	$168.0
December 31, 2017:
Current	$3.6	$2.3	$1.6	$1.2	$8.7
Non-current	35.8	—	116.7	6.8	159.3
	$39.4	$2.3	$118.3	$8.0	$168.0
December 31, 2016:
Current	$3.2	$1.5	$—	$—	$4.7
Non-current	30.6	—	—	2.6	33.2
	$33.8	$1.5	$—	$2.6	$37.9

(a)	Warranty and after-sale service provisions relate to obligations under commercial satellite construction contracts.
(b)	Restructuring provisions relate to costs associated with enterprise improvement initiatives for satellite manufacturing operations.
(c)

Liability to dissenting shareholders is related to the estimated amount owed to dissenting shareholders, including those shareholders who subsequently withdrew their dissent, of the DigitalGlobe transaction including interest (see notes 9&27(d)).

(d)	Other provisions relate to obligations under premise leases and restoration costs for premise leases with terms that expire between 2019 and 2023.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

18.          Employee benefits:

(a)          Employee benefit liabilities:

	December 31,	December 31,
	2017	2016
Salary and benefits payable	$112.7	$80.7
Share-based payment plans	13.7	5.3
Pension and other post-retirement benefits	215.1	241.5
Employee benefits	341.5	327.5
Current portion	(123.9)	(89.4)
	$217.6	$238.1

(b)          Pension plans:

The Company maintains various pension plans covering a portion of its employees. The defined benefit plans provide pension benefits based on various factors including earnings and length of service.

The majority of the plans are funded and the Company’s funding requirements are based on each of the plans’ actuarial measurement framework as established by the plan agreements or applicable laws. Employees are required to contribute to some of the funded plans. The total estimated contributions expected to be paid to the plans in the year ending December 31, 2018 are $16.2 million.

The funded plans’ assets are legally separated from the Company and are held by an independent trustee. The trustee is responsible for ensuring that the funds are protected as per applicable laws.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

Movement in net defined benefit liability:

	Defined benefit		Fair value		Net defined benefit
	obligation		of plan assets		liability (asset)
	2017	2016	2017	2016	2017	2016
Defined benefit obligation as at January 1,	$614.4	$626.6	$(437.3)	$(457.9)	$177.1	$168.7
Included in earnings:
Current service cost	6.0	6.0	—	—	6.0	6.0
Past service costs	0.1	0.1	—	—	0.1	0.1
Liabilities extinguished/ assets distributed on settlement	—	(28.5)	—	23.7	—	(4.8)
Interest cost (income)	23.3	25.9	(16.4)	(19.0)	6.9	6.9
	29.4	3.5	(16.4)	4.7	13.0	8.2
Included in other comprehensive income:
Actuarial loss (gain) arising from:
- financial assumptions	36.5	28.6	—	—	36.5	28.6
- demographic assumptions	(4.6)	(9.3)	—	—	(4.6)	(9.3)
- experience adjustment	6.0	(2.5)	—	—	6.0	(2.5)
Return on plan assets excluding interest income	—	—	(42.1)	(6.8)	(42.1)	(6.8)
Foreign exchange adjustment	5.2	2.0	(5.4)	(2.2)	(0.2)	(0.2)
	43.1	18.8	(47.5)	(9.0)	(4.4)	9.8
Other:
Employer contributions	—	—	(9.3)	(9.6)	(9.3)	(9.6)
Plan participant contributions	0.4	0.4	(0.4)	(0.4)	—	—
Benefit payments	(32.5)	(34.9)	32.5	34.9	—	—
	(32.1)	(34.5)	22.8	24.9	(9.3)	(9.6)
Defined benefit obligation as at December 31,	$654.8	$614.4	$(478.4)	$(437.3)	$176.4	$177.1

In the fourth quarter of 2016, the Company amended a defined benefit pension plan at one of its operating divisions by offering eligible terminated vested participants the option to select a lump-sum payout instead of scheduled payments over the retirement period. As at December 31, 2016, 44% of eligible participants selected the option and accordingly, the Company recognized a gain on settlement of $4.8 million immediately in earnings in the fourth quarter of 2016, with an offsetting reduction to net defined employee benefit liabilities. These measurements were based on actuarial assumptions in effect as of December 31, 2016, including an updated discount rate of 3.9%. The expense is recognized in direct costs, selling, general and administration in the statement of earnings.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

The expense is recognized in direct costs, selling, general and administration in the statement of earnings.

Plan assets comprise:

	December 31,	December 31,
	2017	2016
Cash and cash equivalents	$6.0	$3.4
Canadian equity securities	18.8	18.0
U.S. equity securities	13.6	13.0
Global equity securities	0.5	0.4
Government bonds	7.8	6.7
Corporate bonds	6.5	7.0
Pooled fund units:
Equity funds	264.4	221.9
Fixed income funds	152.9	159.2
Real estate funds	7.9	7.7
Total pension plan assets	$478.4	$437.3

(c)          Other post-retirement plans:

The Company also provides for other post-retirement benefits, comprised of extended health benefits, dental care and life insurance covering a portion of its employees in Canada and the United States. The cost of these benefits is funded primarily out of general revenues. The plan assets for the funded plan consist primarily of money market instruments. The total estimated contributions expected to be paid to the plans, including the net benefit payments to be made in respect to unfunded plans, for the year ending December 31, 2018 are $1.9 million.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

Movement in net defined benefit liability:

	Defined benefit		Fair value		Net defined benefit
	obligation		of plan assets		liability (asset)
	2017	2016	2017	2016	2017	2016
Defined benefit obligation as at January 1,	$64.4	$65.7	$—	$(0.4)	$64.4	$65.3
Included in earnings:
Current service cost	0.4	0.9	—	—	0.4	0.9
Past service costs	(25.8)	(1.9)	—	—	(25.8)	(1.9)
Interest cost (income)	2.3	2.6	—	—	2.3	2.6
	(23.1)	1.6	—	—	(23.1)	1.6
Included in other comprehensive income:
Actuarial loss (gain) arising from:
- financial assumptions	1.5	1.5	—	—	1.5	1.5
- demographic assumptions	(0.2)	1.7	—	—	(0.2)	1.7
- experience adjustment	(3.2)	(4.5)	—	—	(3.2)	(4.5)
Return on plan assets excluding interest income	—	—	—	—	—	—
Foreign exchange adjustment	1.4	0.6	—	—	1.4	0.6
	(0.5)	(0.7)	—	—	(0.5)	(0.7)
Other:
Employer contributions	—	—	(2.1)	(2.1)	(2.1)	(2.1)
Plan participant contributions	0.2	0.3	(0.2)	—	—	0.3
Benefit payments	(2.3)	(2.5)	2.3	2.5	—	—
	(2.1)	(2.2)	—	0.4	(2.1)	(1.8)
Defined benefit obligation as at December 31,	$38.7	$64.4	$—	$—	$38.7	$64.4

In the fourth quarter of 2017, the Company amended a defined benefit post-retirement plan at one of its operating divisions by eliminating employer paid subsidies toward retiree medical benefits as of December 31, 2017. The Company recognized a gain on settlement of $24.6 million immediately in earnings in the fourth quarter of 2017, with an offsetting reduction to net defined employee benefit liabilities. These measurements were based on actuarial assumptions in effect as of December 31, 2017, including an updated discount rate of 3.42%. The expense is recognized in direct costs, selling, general and administration in the statement of earnings.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(d)          Actuarial assumptions:

The following represents the weighted-average of the principle actuarial assumptions used in calculating the defined benefit obligations at the reporting date.

	December 31,	December 31,
	2017	2016
Discount rate	3.4%	3.9%
Future salary increases	3.25% - 3.75%	3.5%
Health care trends	6.75%	4.5%
Longevity at age 65 for current pensioners:
Males	20.9	20.9
Females	22.9	23.0
Longevity at age 65 for current pensioners aged 45:
Males	22.4	22.4
Females	24.3	24.5

As at December 31, 2017, the weighted-average duration of the defined benefit obligation was 13.1 years (December 31, 2016 - 12.9 years).

(e)          Sensitivity analysis:

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligations by the amounts shown below.

	Increase	Decrease
As at December 31, 2017	of 1%	of 1%
Discount rate	$(78.3)	$96.6
Future salary growth	0.2	(0.2)
Health care trends rate	3.2	(2.5)
Future mortality	(2.1)	2.1

(f)           Defined contribution plans:

The Company maintains defined contribution plans for some of its employees whereby the Company pays contributions based on a percentage of the employees’ annual salary. For the year ended December 31, 2017, the Company recorded an expense of $15.2 million (2016 - $14.1 million) related to these plans.

The Company’s former Executive Vice President and Chief Financial Officer’s employment agreement includes post-employment benefits that will be paid on or after retirement. The Company will contribute $ 4.2 million (C$ 5.3 million) to a trust which the employee is the primary beneficiary, in equal quarterly amounts of $0.4 million (C$ 0.5 million), over an eleven quarter term commencing October 1, 2016. For the year ended December 31, 2017, the Company recorded an expense of $1.5 million (2016 - $0.4 million) related to these benefits.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

19.          Long-term debt:

	December 31,	December 31,
	2017	2016
Syndicated credit facilities:
Revolving loan payable	$454.0	$241.5
Revolving loan payable in Canadian dollars (December 31, 2017 - C$nil; December 31, 2016 - C$25.0 million)	—	18.6
Operating loan payable in Canadian dollars (December 31, 2017 - C$51.0 million; December 31, 2016 - C$nil)	40.6	—
Term Loan A	500.0	—
Term Loan B	2,000.0	—
Senior term notes payable:
2024 Term Notes	—	236.3
2017 Term Notes	—	100.0
Financing fees	(52.4)	(0.4)
Obligations under finance leases	18.8	4.7
Total long-term debt	2,961.0	600.7
Current portion	(18.1)	(101.9)
Non-current portion	$2,942.9	$498.8

On October 5, 2017, in connection with the acquisition of DigitalGlobe, the Company entered into a $3.75 billion senior secured syndicated credit facility (the “Syndicated Credit Facility”). The Syndicated Credit Facility is comprised of: (i) a four year senior secured first lien revolving credit facility in an aggregate principal amount of $1.15 billion and a four year senior secured first lien operating facility in an aggregate principal amount of $100.0 million (collectively, the “Revolving Credit Facilities”), (ii) a senior secured first lien term A facility (“Term Loan A”) in an aggregate principal amount of $500.0 million consisting of a $250.0 million tranche with a three year maturity and a $250.0 million tranche with a four year maturity, and (iii) a seven year senior secured first lien term B facility (“Term Loan B”) in an aggregate principal amount of $2.0 billion. The net proceeds of the Syndicated Credit Facility were used, along with cash on hand, to consummate the acquisition of DigitalGlobe, to refinance all amounts outstanding under the Company’s existing syndicated credit facility and senior term loans, to repay DigitalGlobe’s outstanding indebtedness, to pay transaction fees and expenses, to fund working capital and for general corporate purposes.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

Loans under the Revolving Credit Facility are available in U.S. dollars and, in respect of the operating facility, at the option of the Company, in Canadian dollars.  Term Loan A and Term Loan B are repayable in U.S. dollars. Borrowings under the Revolving Credit Facility and Term Loan A bear interest at a rate equal to U.S. Libor (for U.S. dollar borrowings) and CDOR or Canadian Bankers’ Acceptances (for Canadian dollar borrowings), plus a margin of 1.2% - 3.0% per annum, based on the Company’s total leverage ratio.  Term Loan B bears interest at U.S. Libor plus 2.75% per annum.  The Revolving Credit Facility and Term Loan A are payable at maturity.  Term Loan B will amortize in equal quarterly installments in aggregate annual amounts equal to 1% of the original principal amount of the loan, with the final balance payable at maturity.  The Revolving Credit Facility, Term Loan A, and Term Loan B may be repaid by the Company, in whole or in part, together with accrued interest, without premium or penalty, with the exception of a 1% soft call prepayment premium on Term Loan B, applicable during the first six months of the loan.

The Syndicated Credit Facility is guaranteed by the Company and certain designated subsidiaries of the Company.  The security for the Syndicated Credit Facility, subject to customary exceptions, will include substantially all the tangible and intangible assets of the Company and its subsidiary guarantors.  The Company is required to make mandatory prepayments of the outstanding principal and accrued interest upon the occurrence of certain events and to the extent of a specified percentage of annual excess cash flow that is not reinvested or used for other specified purposes.  The Syndicated Credit Facility is subject to customary affirmative and negative covenants, default provisions, representations and warranties and other terms and conditions.

The Revolving Credit Facility includes an aggregate $200.0 million sub limit under which letters of credit can be issued.  As of December 31, 2017, the Company also had in place a total of $125.0 million in letter of credit facilities with major banks.

As at December 31, 2016, the Company had certain amounts owing under its previous syndicated credit facility, a twelve year senior secured note purchase agreement for $250.0 million (the “2024 Term Notes”), and a long term debt agreement for $100.0 million (the “2017 Term Notes”).  On February 22, 2017, the Company repaid in full at maturity $100.0 million to settle the 2017 Term Notes. On February 28, 2017, the Company repaid $10.2 million of principal of its 2024 Term Notes in connection with a drawdown under its revolving securitization facility agreement.  On October 5, 2017, the Company’s previous syndicated credit facility and 2024 Term Notes were fully repaid, in addition to a make-whole premium of $20.0 million, concurrent with the borrowings under the Syndicated Credit Facility.

Annual contractual principal repayments on long-term debt, net of financing fees, as at December 31, 2017 are as follows:

	Term	Syndicated	Finance
	Notes	credit facility	leases	Total
Less than one year	$—	$11.4	$6.7	$18.1
Between one and five years	494.6	548.5	12.1	1,055.2
More than five years	—	1,887.7	—	1,887.7
	$494.6	$2,447.6	$18.8	$2,961.0

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

20.          Shareholders’ equity:

Share capital:

Authorized:

Unlimited number of common shares with no par value

Unlimited number of preferred shares, issuable in series, convertible to common shares

Common shares issued and fully paid:

	Number
	of shares	Amount
Balance as at December 31, 2015	36,227,952	$455.8
Common shares issued under employee share purchase plan (note 22(a))	66,466	4.1
Common shares issued upon exercise of share-based compensation awards (note 22(b))	83,860	7.0
Balance as at December 31, 2016	36,378,278	466.9
Common shares issued as part of acquisition consideration of DigitalGlobe, net of share issuance costs (note 9)	19,644,240	1,071.1
Common shares issued under employee share purchase plan (note 22(a))	83,453	4.5
Common shares issued upon exercise of share-based compensation awards (note 22(b)&(c))	105,595	7.8
Balance as at December 31, 2017	56,211,566	$1,550.3

The following dividends were declared and paid by the Company:

	For the year ended
	December 31,
	2017	2016
C$1.48 per common share (2016 - C$1.48)	$47.4	$41.0

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

21.          Earnings per common share:

The following table outlines the calculation of basic earnings per common share:

	For the year ended
	December 31,
	2017	2016
Net earnings	$100.4	$105.6
Weighted average number of common shares outstanding	41,140,321	36,306,880
Deferred share units outstanding	68,007	70,476
Weighted average number of common shares outstanding - basic	41,208,328	36,377,356
Earnings per common share - basic	$2.44	$2.90

The following table outlines the calculation of diluted earnings per common share:

	For the year ended
	December 31,
	2017	2016
Net earnings - basic	$100.4	$105.6
Effect of potentially dilutive share appreciation rights	—	(2.4)
Net earnings - dilutive	100.4	103.2
Weighted average number of common shares outstanding - basic	41,208,328	36,377,356
Effect of potentially dilutive share appreciation rights	24,743	140,136
Effect of restricted share units	76,810	—
Weighted average number of common shares outstanding - diluted	41,309,881	36,517,492
Earnings per common share - diluted	$2.43	$2.83

As at December 31, 2017, 4,501,000 share appreciation rights (December 31, 2016 - 3,665,000) were excluded from the diluted weighted average number of ordinary shares calculation because their effect would have been anti-dilutive.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

22.          Share-based payment plans:

(a)          Employee share purchase plan:

On October 1, 2001, the Company implemented an employee share purchase plan. Under this plan, the Company may issue 1,500,000 common shares to its employees. The maximum number of common shares that may be issued under the plan in any one year is 300,000. Under the terms of the plan, employees can purchase shares of the Company at 85% of the market value of the shares. Employees can allocate a maximum of 10% of their salary to the plan to a maximum of C$20,000.00 per annum. For the year ended December 31, 2017, 83,453 (2016 - 66,466) common shares were issued at an average price of C$59.58 (2016 - C$70.56) under the employee share purchase plan.

(b)          Share appreciation rights:

The Company awards share appreciation rights (“SARs”) to certain employees under its share-based compensation plans. Certain awards issued under the 2013 through 2017 and Omnibus Equity Incentive plans remain outstanding as at December 31, 2017. The SARs issued under the 2013 through 2016 plans vest over a period of three years, in the amount of one-third each year, and expire five years from their grant date. The SARs issued under the 2017 and Omnibus Equity Incentive plans vest over a period of four years, in the amount of one-quarter each year, and expire ten years from their grant date. The Company, at its sole discretion, has the ability to settle the SARs in cash or shares of the Company.

(i)           SARs accounted for as cash-settled awards:

A summary of the SARs accounted for as cash-settled awards for the years ended December 31, 2017 and 2016 are presented below:

	2017			2016
		Weighted			Weighted
		average			average
	Number	exercise price		Number	exercise price
	of SARs	per SAR		of SARs	per SAR
SARs outstanding, beginning of year	3,031,760	C$	79.64	2,103,627	C$	80.39
SARs issued	25,523		68.56	1,135,266		75.48
SARs exercised	(227,633)		54.54	(147,665)		54.06
SARs cancelled	(190,793)		81.53	(59,468)		90.06
SARs outstanding, end of year	2,638,857	C$	81.56	3,031,760	C$	79.64
SARs exercisable, end of year	1,651,216	C$	83.61	1,323,249	C$	78.92

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

The following table summarizes information about outstanding SARs accounted for as cash-settled awards:

	As at December 31, 2017
	SARs outstanding				SARs exercisable
		Weighted	Weighted			Weighted	Weighted
		average	average			average	average
		remaining	exercise			remaining	exercise
	Number	contractual	price per		Number	contractual	price per
Prices per share	of SARs	life (in years)	SAR		of SARs	life (in years)	SAR
C$56.95 to C$70.46	612,364	7.7	C$	66.65	195,833	5.6		$66.15
C$71.25 to C$82.73	825,143	1.9		82.02	608,331	1.4		81.97
C$83.60 to C$90.48	863,475	2.5		86.82	621,825	2.3		86.92
C$93.30 to C$97.93	337,875	2.4		94.07	225,227	2.4		94.07
	2,638,857	3.5	C$	81.57	1,651,216	2.4	C$	83.61

	As at December 31, 2016
	SARs outstanding				SARs exercisable
		Weighted	Weighted			Weighted	Weighted
		average	average			average	average
		remaining	exercise			remaining	exercise
	Number	contractual	price per		Number	contractual	price per
Prices per share	of SARs	life (in years)	SAR		of SARs	life (in years)	SAR
C$40.61 to C$51.95	123,592	0.6	C$	48.58	123,592	0.6	C$	48.58
C$56.95 to C$69.73	738,579	7.8		65.92	161,005	1.1		62.54
C$78.54 to C$82.73	887,472	2.8		82.10	554,515	1.9		81.86
C$83.60 to C$90.48	923,242	3.5		86.82	364,546	3.1		87.00
C$92.13 to C$97.93	358,875	3.4		94.06	119,591	3.4		94.06
	3,031,760	4.2	C$	79.64	1,323,249	2.1	C$	78.92

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(ii)          SARs accounted for as equity-settled awards:

A summary of the SARs accounted for as equity-settled awards for the years ended December 31, 2017 and 2016 are presented below:

	2017			2016
		Weighted			Weighted
		average			average
	Number	exercise price		Number	exercise price
	of SARs	per SAR		of SARs	per SAR
SARs outstanding, beginning of year	3,161,657	C$	78.04	2,233,299	C$	81.18
SARs issued	499,339		75.32	1,161,900		68.09
SARs exercised	(201,155)		63.07	(189,708)		53.65
SARs cancelled	(121,693)		76.02	(43,834)		80.08
SARs outstanding, end of year	3,338,148	C$	78.61	3,161,657	C$	78.04
SARs exercisable, end of year	1,812,010	C$	83.50	1,395,572	C$	82.70

The following table summarizes information about outstanding SARs accounted for as equity-settled awards:

	As at December 31, 2017
	SARs outstanding				SARs exercisable
		Weighted	Weighted			Weighted	Weighted
		average	average			average	average
		remaining	exercise			remaining	exercise
	Number	contractual	price per		Number	contractual	price per
Prices per share	of SARs	life (in years)	SAR		of SARs	life (in years)	SAR
C$65.82 to C$69.86	1,216,810	9.0	C$	66.64	211,750	8.9	C$	66.72
C$72.33 to C$85.82	1,347,504	3.7		83.98	847,093	1.9		83.72
C$87.70 to C$95.67	773,834	1.9		88.05	753,167	1.9		87.96
	3,338,148	5.2	C$	78.60	1,812,010	2.7	C$	83.50

	As at December 31, 2016
	SARs outstanding				SARs exercisable
		Weighted	Weighted			Weighted	Weighted
		average	average			average	average
		remaining	exercise			remaining	exercise
	Number	contractual	price per		Number	contractual	price per
Prices per share	of SARs	life (in years)	SAR		of SARs	life (in years)	SAR
C$40.61 to C$66.72	1,179,971	9.2	C$	65.45	94,071	0.8	C$	51.22
C$71.22 to C$85.82	1,202,352	3.1		83.89	774,845	2.6		83.00
C$87.70 to C$95.67	779,334	2.9		88.05	526,656	2.9		87.89
	3,161,657	5.3	C$	78.04	1,395,572	2.6	C$	82.70

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(c)           Restricted share units:

In 2017, the Company issued restricted share units (“RSUs”) to certain employees under a new Omnibus Equity Incentive Plan.  The RSUs vest over a period of three years, in the amount of one-third each year, and are equity-settled on the vesting date.

As part of the acquisition of DigitalGlobe, the Company provided replacement RSUs for a certain portion of the unvested RSU’s previously granted to DigitalGlobe employees. The replacement RSU’s will continue to vest over the next four years, based on the terms of the original plan.

A summary of the RSUs and replacement RSUs as at December 31, 2017 and changes during the year are presented below:

	RSUs				Replacement RSUs
		Weighted				Weighted
		average				average
		remaining	Weighted			remaining	Weighted
		vesting	average			vesting	average
	Number	period	grant date		Number	period	grant date
	of RSUs	(in years)	fair value		of RSUs	(in years)	fair value
RSUs outstanding, beginning of year	—	—	C$	—	—	—	$—
RSUs granted	590,663	3.0		79.68	—	—	—
RSUs acquired (note 9)	—	—		—	592,038	1.3	54.57
RSUs vested	—	—		—	(100,269)	—	54.57
RSUs cancelled	—	—		—	(21,668)	—	54.57
RSUs outstanding, end of year	590,663	3.0	C$	79.68	470,101	1.3	$54.57

(d)          Share matching program:

The Company maintains a share matching program, where certain executives are granted one common share of the Company for every three common shares of the Company that they purchase and hold for a consecutive period of three years. Common shares are purchased on the open market to satisfy obligations under the share matching program and are expensed as share-based compensation in the statement of earnings.

(e)          Deferred share units:

The Company maintains a deferred share units (“DSUs”) plan whereby the Company’s independent directors receive some or all of their annual retainers in DSUs. DSUs are granted at a price equal to the closing price of the common shares on the day before the date of grant. The DSUs are settled in equity at retirement at the closing price of the common shares of the Company on the retirement date of the director.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

A summary of the DSUs as at December 31, 2017 and 2016 and changes during the year are presented below:

	2017			2016
		Weighted			Weighted
		average			average
	Number	issue price		Number	issue price
	of DSUs	per DSU		of DSUs	per DSU
DSUs outstanding, beginning of year	62,099	C$	44.93	79,867	C$	40.81
DSUs issued	18,042		69.24	8,756		81.36
DSUs redeemed	(681)		81.42	(26,524)		44.56
DSUs outstanding, end of year	79,460	C$	50.13	62,099	C$	44.93

(f)          Total share-based compensation expense:

Total share-based compensation expense from all forms of share-based payment plans for the year ended December 31, 2017 was an expense of $57.9 million (2016 - $14.7 million). The details are as follows:

	For the year ended
	December 31,
	2017	2016
Share appreciation rights:
Cash-settled	$12.2	$(5.2)
Equity-settled	7.8	6.9
Restricted stock units:
Equity-settled	2.9	—
Deferred share units:
Equity-settled	0.9	0.4
Executive compensation settlement (note 8)	—	11.9
Accelerated vesting of share-based payment awards (note 9)	33.1	—
Share matching program	0.3	0.1
Employee share purchase plan	0.7	0.6
	$57.9	$14.7

(g)           Intrinsic value:

The intrinsic value of a share-based payment award is the positive difference between the market price of the Company’s share and the exercise price of the award. As at December 31, 2017, the intrinsic value of vested cash-settled share-based payment awards was $2.3 million (December 31, 2016 - $2.3 million).

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(h)          Valuation of cash-settled SARs:

The fair value of the SARs were estimated at each reporting period using the Black-Scholes option pricing model with the following assumptions:

	December 31,				December 31,
	2017				2016
Risk-free interest rate	1.7%	-	1.9%		0.7%	-	1.4%
Dividend yield			1.8%				2.2%
Expected award lives	1	-	78	months	1	-	84	months
Volatility	14%	-	25%		20%	-	26%

(i)          Valuation of equity-settled SARs, RSUs and DSUs:

The fair value of equity-settled SARs, RSUs and DSUs were estimated on the date of the grant or the date of accounting reclassification using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.6%	-	1.9%
Dividend yield	1.5%	-	2.2%
Expected award lives	5	-	84	months
Volatility	17%	-	25%

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

23.          Financial instruments and fair value disclosures:

Refer to significant accounting policy note 3(i).

(a)          Financial instruments by category:

The classification of financial instruments and their carrying amounts are as follows:

As at December 31, 2017:

	Financial	Derivative
	assets at	instruments		Available-for-
	fair value	in a qualifying		sale
	through	hedging	Loans and	financial		Total carrying
	earnings	relationship	receivables	assets	Other	amount
Financial assets:
Current:
Cash and cash equivalents	$—	$—	$19.1	$—	$—	$19.1
Trade and other receivables:
Trade accounts receivable	—	—	273.1	—	—	273.1
Orbital receivables	—	—	30.0	—	—	30.0
Other receivables	—	—	8.9	—	36.2	45.1
	—	—	312.0	—	36.2	348.2
Financial assets, other:
Short-term investments	—	—	—	0.8	—	0.8
Notes receivable	—	—	0.2	—	—	0.2
Derivative financial instruments	7.1	2.5	—	—	—	9.6
Restricted cash	—	—	5.7	—	—	5.7
	7.1	2.5	5.9	0.8	—	16.3
Non-current:
Orbital receivables	—	—	424.2	—	—	424.2
Financial assets, other:
Notes receivable	—	—	20.2	—	—	20.2
Derivative financial instruments	1.6	1.3	—	—	—	2.9
Long-term investments	—	—	—	27.4	—	27.4
Restricted cash	—	—	17.3	—	—	17.3
	1.6	1.3	37.5	27.4	—	67.8

As at December 31, 2017, included in long-term investments is an investment of $26.1 million (C$32.7 million) (December 31, 2016 - $24.4 million (C$32.7 million)) in unquoted equity securities in an entity over which the Company does not have significant influence. The fair value of these unquoted equity securities cannot be reliably determined due to the lack of an active market and are carried at cost.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

	Financial	Derivative
	liabilities at	instruments
	fair value	in a qualifying	Other
	through	hedging	financial	Total carrying
	earnings	relationship	liabilities	amount
Financial liabilities:
Current:
Trade and other payables	$—	$—	$236.9	$236.9
Financial liabilities, other:
Non-trade payables	—	—	12.1	12.1
Derivative financial instruments	5.4	1.4	—	6.8
	5.4	1.4	12.1	18.9
Securitization liability	—	—	15.5	15.5
Long-term debt:
Current portion of long-term debt	—	—	11.4	11.4
Obligations under finance leases	—	—	6.7	6.7
	—	—	18.1	18.1
Non-current:
Financial liabilities, other:
Non-trade payables	—	—	11.7	11.7
Derivative financial instruments	1.4	0.7	—	2.1
	1.4	0.7	11.7	13.8
Securitization liability	—	—	90.8	90.8
Long-term debt:
Long-term debt	—	—	2,930.9	2,930.9
Obligations under finance leases	—	—	12.0	12.0
	—	—	2,942.9	2,942.9

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

As at December 31, 2016:

	Financial	Derivative
	assets at	instruments		Available-for-
	fair value	in a qualifying		sale
	through	hedging	Loans and	financial		Total carrying
	earnings	relationship	receivables	assets	Other	amount
Financial assets:
Current:
Cash and cash equivalents	$—	$—	$14.1	$—	$—	$14.1
Trade and other receivables:
Trade accounts receivable	—	—	175.9	—	—	175.9
Orbital receivables	—	—	27.1	—	—	27.1
Other receivables	—	—	5.7	—	22.4	28.1
	—	—	208.7	—	22.4	231.1
Financial assets, other:
Short-term
investments	—	—	—	5.8	—	5.8
Notes receivable	—	—	38.5	—	—	38.5
Derivative financial instruments	6.1	5.7	—	—	—	11.8
Restricted cash	—	—	8.6	—	—	8.6
	6.1	5.7	47.1	5.8	—	64.7
Non-current:
Orbital receivables	—	—	418.4	—	—	418.4
Financial assets, other:
Notes receivable	—	—	14.0	—	—	14.0
Derivative financial instruments	3.7	2.2	—	—	—	5.9
Long-term investments	—	—	—	24.4	—	24.4
Restricted cash	—	—	16.6	—	—	16.6
	3.7	2.2	30.6	24.4	—	60.9

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

	Financial	Derivative
	liabilities at	instruments
	fair value	in a qualifying	Other
	through	hedging	financial	Total carrying
	earnings	relationship	liabilities	amount
Financial liabilities:
Current:
Bank overdraft	$—	$—	$17.9	$17.9
Trade and other payables	—	—	186.0	186.0
Financial liabilities, other:
Non-trade payables	—	—	5.4	5.4
Derivative financial instruments	8.8	3.1	—	11.9
	8.8	3.1	5.4	17.3

Securitization liability	—	—	14.9	14.9

Long-term debt:
Long-term debt	—	—	99.9	99.9
Obligations under finance leases	—	—	2.0	2.0
	—	—	101.9	101.9
Non-current:
Financial liabilities, other:
Non-trade payables	—	—	12.6	12.6
Derivative financial instruments	1.3	1.5	—	2.8
	1.3	1.5	12.6	15.4
Securitization liability	—	—	106.3	106.3

Long-term debt:
Long-term debt	—	—	496.0	496.0
Obligations under finance leases	—	—	2.8	2.8
	—	—	498.8	498.8

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(b)          Fair value of financial instruments:

Financial instruments carried at amortized cost:

As at December 31, 2017 and 2016, the fair values of all financial instruments carried at amortized cost, other than long-term debt and orbital receivables, approximated their carrying value.

The fair value of long-term debt is estimated based on a discounted cash flow approach, categorized as Level 2 as outlined in the descriptions below. The estimated fair value of long-term debt, excluding obligations under finance leases, at December 31, 2017, was $3,176.3 million (December 31, 2016 - $598.7 million) as compared to the carrying value of $2,942.2 million (December 31, 2016 - $596.0   million). As at December 31, 2017, long-term debt included a designated portion of a net investment hedge, which had a fair value of $297.8 million (December 31, 2016 - $50.2 million) and a carrying value of $271.0 million (December 31, 2016 - $50.0 million). The fair value of obligations under finance leases approximates their carrying value.

The fair value of orbital receivables is estimated based on a discounted cash flow approach using discount rates that reflect the credit risk of counterparties. The estimated fair value of orbital receivables at December 31, 2017 was $507.0 million (December 31, 2016 - $505.0 million) as compared to the carrying value of $454.2 million (December 31, 2016 - $445.6 million).

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

As at December 31, 2017, the carrying amount of assets pledged as collateral amounted to $3,786.0 million (December 31, 2016 - $1,578.1 million).

Financial instruments carried at fair value:

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1:  Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

December 31, 2017	Level 1	Level 2	Level 3	Total
Assets
Short-term investments	$0.8	$—	$—	$0.8
Derivative financial instruments	—	12.5	—	12.5
Total assets	$0.8	$12.5	$—	$13.3
Liabilities
Derivative financial instruments	$—	$8.9	$—	$8.9

During the year, no transfers occurred between Level 1 and Level 2 financial instruments.

December 31, 2016	Level 1	Level 2	Level 3	Total
Assets
Short-term investments	$5.8	$—	$—	$5.8
Derivative financial instruments	—	17.9	—	17.9
Total assets	$5.8	$17.9	$—	$23.7
Liabilities
Derivative financial instruments	$—	$14.7	$—	$14.7

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

The fair values of the short-term investments are based on their quoted prices. The Company determines fair value of its derivative financial instruments based on internal valuation models, such as discounted cash flow analysis, using management estimates and observable market-based inputs, as applicable. Management estimates include assumptions concerning the amount and timing of estimated future cash flows and application of appropriate discount rates. Observable market-based inputs are sourced from third parties and include interest rates and yield curves, currency spot and forward rates, and credit spreads, as applicable.

(c)          Credit risk:

The Company is exposed to credit risk through its cash and cash equivalents, restricted cash, short-term investments, trade and other receivables, non-securitized orbital receivables, notes receivable and derivative financial instruments.

The Company’s credit exposure through receivables relates to a diverse group of customers, including government customers, in multiple geographic regions purchasing a wide variety of products and services from the Company, and is therefore mitigated by a reduced concentration of risk.

Customers are assessed for credit risk based on the nature of the customer organization, financial health, and credit history with the Company and others. Credit limits or maximum exposures under revenue contracts are identified, approved and monitored. In some cases, the Company will procure credit insurance to mitigate its exposure.

Trade and other receivables, non-securitized orbital receivables, and notes receivable are considered for impairment on a case by case basis and provided for when objective evidence is received that a customer may default.

The amount of financial assets recognized on the balance sheet as at December 31, 2017 and 2016 are summarized in the carrying values tables in note 23(a). The carrying amount of these assets represent their maximum credit exposure, with the exception of derivative financial instruments subject to master netting arrangements as described in note 23(g).

The Company’s trade receivables and allowance for doubtful accounts are shown in the following table:

	December 31,	December 31,
	2017	2016
Trade receivables	$282.8	$180.9
Less: allowance for doubtful accounts	(9.7)	(5.0)
Trade receivables, net of allowance for doubtful accounts	$273.1	$175.9

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

The aging of trade receivables at the reporting date was:

	December 31,	December 31,
	2017	2016
Not past due	$208.3	$130.1
Past due 1 - 30 days	52.5	15.0
Past due 31 - 90 days	6.8	5.7
Past due 90+ days	5.5	25.1
	$273.1	$175.9

Allowance for doubtful accounts:

Balance as at December 31, 2015	$8.9
Allowance reversed	(3.7)
Foreign exchange	(0.2)
Balance as at December 31, 2016	5.0
Bad debt expense	4.7
Balance as at December 31, 2017	$9.7

In implementing all its derivative financial instruments, the Company deals with counterparties and is therefore exposed to credit related losses in the event of non-performance by these counterparties. However, the Company deals with counterparties that are major financial institutions, and does not expect any of the counterparties to fail to meet their obligations.

During the year, the Company has also provided an indemnity to Export Development Canada (“EDC”) in partial support of selected satellite financings provided by EDC. The indemnity is not recognized on the balance sheet and if it was called upon, the maximum value of the indemnity as at December 31, 2017 was $50.3 million (December 31, 2016 - $29.7 million).

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(d)          Liquidity risk:

The Company’s liquidity risk is the risk it may not be able to meet its contractual obligations associated with financial liabilities as they come due. The Company’s principal sources of liquidity are cash provided by operations, including collection of orbital receivables and advance payments from customers related to long-term construction contracts and service contracts, and access to credit facilities and equity capital resources, including public common share offerings. The Company’s short-term cash requirements are primarily to fund working capital, with medium term requirements to service and repay debt, and invest in capital and intangible assets, and research and development for growth initiatives. Cash is also used to pay dividends and finance other long-term strategic initiatives. For the foreseeable future, the Company believes that these principal sources of liquidity are sufficient to maintain the Company’s capacity and to meet planned growth and development activities.

The maturities of the contractual cash flows of the Company’s financial liabilities are shown in the following table:

			Maturing in			Maturing
	Carrying	Contractual	less than	Maturing in	Maturing in	beyond
December 31, 2017	amount	cash flows	1 year	1 to 2 years	2 to 5 years	5 years
Non-derivative financial liabilities:
Bank overdraft	$—	$—	$—	$—	$—	$—
Trade and other payables	236.8	236.8	236.8	—	—	—
Financial liabilities, other:
Non-trade payables	14.4	14.6	2.6	1.3	3.9	6.8
Securitization liability	106.3	108.8	16.3	15.6	57.3	19.6
Long-term debt:
Obligations under finance leases	18.8	20.5	7.4	6.4	6.7	—
Long-term debt, Including interest	2,942.2	3,799.1	169.9	160.5	1,407.7	2,061.0
	2,961.0	3,819.6	177.3	166.9	1,414.4	2,061.0
	3,318.5	4,179.8	433.0	183.8	1,475.6	2,087.4
Derivative financial liabilities:
Foreign exchange forward contracts	8.0	8.1	6.4	1.5	0.2	—
Other derivative instruments	0.9	0.9	0.4	0.4	0.1	—
	8.9	9.0	6.8	1.9	0.3	—
	$3,327.4	$4,188.8	$439.8	$185.7	$1,475.9	$2,087.4

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

			Maturing in			Maturing
	Carrying	Contractual	less than	Maturing in	Maturing in	beyond
December 31, 2016	amount	cash flows	1 year	1 to 2 years	2 to 5 years	5 years
Non-derivative financial liabilities:
Bank overdraft	$17.9	$17.9	$17.9	$—	$—	$—
Trade and other payables	186.0	186.0	186.0	—	—	—
Financial liabilities, other:
Non-trade payables	18.1	18.7	6.2	2.0	6.2	4.3
Securitization liability	121.2	151.9	22.6	22.3	63.9	43.1
Long-term debt:
Obligations under finance leases	4.8	5.1	2.4	1.7	1.0	—
Long-term debt, Including interest	596.0	694.2	119.2	20.3	400.9	153.8
	600.8	699.3	121.6	22.0	401.9	153.8
	944.0	1,073.7	354.3	46.3	472.0	201.1
Derivative financial liabilities:
Foreign exchange forward contracts	12.8	12.9	10.4	1.6	0.9	—
Other derivative instruments	1.9	1.9	1.5	0.3	0.1	—
	14.7	14.8	11.9	1.9	1.0	—
	$958.7	$1,088.5	$366.2	$48.2	$473.0	$201.1

(e)          Interest rate risk:

The Company is exposed to fluctuations in interest rates since a proportion of its capital structure consists of variable rate debt. The following table presents the effect of an increase or decrease in interest rates, all other variables remaining constant, on net earnings and other comprehensive income for the period ended December 31, 2017:

	50 basis points higher		50 basis points lower
		Effect on other	Effect on other
	Effect on	comprehensive	Effect on	comprehensive
	net earnings	income	net earnings	income
Interest rate risk	$(4.3)	$—	$4.3	$—

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(f)           Foreign exchange risk:

The Company is exposed to foreign exchange risk on sales contracts, purchase contracts and debt denominated in currencies other than the functional currency of the Company’s contracting entity. For Canadian operations, this is typically the United States dollar or Euro. For United States operations, this is typically the Euro or Japanese yen. The Company is also exposed to foreign currency risk on the net assets of its foreign operations.

The Company maintains a hedging program and enters into foreign exchange forward contracts to hedge the significant majority of the exposure arising from expected foreign currency denominated cash flows. The term of the foreign exchange forward contracts can range from less than one month to several years. The Company also enters into foreign exchange forward contracts to manage exposures from certain intercompany loans, miscellaneous foreign currency payables and receivables, borrowings in foreign currency and investments in foreign operations. The Company does not enter into foreign exchange forward contracts for trading or speculative purposes.

As at December 31, 2017, the Company had Canadian dollar foreign exchange forward purchase contracts for $190.8 million (December 31, 2016 - $193.0 million) and United States dollar foreign exchange purchase contracts for $57.9 million (December 31, 2016 - $30.7 million). The Company also had Canadian dollar foreign exchange forward sales contracts for $354.4 million (December 31, 2016 - $301.2 million) and United States dollar foreign exchange forward sales contracts for $77.0 million (December 31, 2016 - $170.4 million).

The following table summarizes the Company’s foreign exchange forward contracts outstanding, which have been recorded on the balance sheet at fair value as assets and liabilities as appropriate:

				Carrying
		Average		value
	Notional	exchange		asset
December 31, 2017	amount	rate	Maturity dates	(liability)
Purchase contracts settled in Canadian dollars:
U.S. dollar	165.3	1.2742	January 2018 - Oct 2020	$(2.7)
Euro	15.7	1.4998	January 2018 - September 2020	0.2
British pound	2.4	1.6919	January 2018 - January 2019	—
Sales contracts settled in Canadian dollars:
U.S. dollar	311.5	1.2790	January 2018 - January 2021	$6.5
Euro	26.1	1.4926	January 2018 - January 2021	(0.6)
British pound	1.9	1.7206	January 2018 - January 2019	—
Purchase contracts settled in United States dollars:
Japanese yen	2,231.2	0.0092	March 2018 - March 2019	$(0.5)
Euro	31.9	1.1530	January 2018 - April 2019	2.1
Sales contracts settled in United States dollars:
Japanese yen	1,115.5	0.0092	March 2018 - March 2019	$0.2
Euro	57.6	1.1584	January 2018 - April 2019	(3.3)

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

				Carrying
		Average		value
	Notional	exchange		asset
December 31, 2016	amount	rate	Maturity dates	(liability)
Purchase contracts settled in Canadian dollars:
U.S. dollar	175.2	1.3100	January 2017 - March 2020	$3.8
Euro	14.8	1.4163	January 2017 - September 2018	0.1
British pound	3.1	1.8305	January 2017 - March 2018	(0.4)
Sales contracts settled in Canadian dollars:
U.S. dollar	282.4	1.2962	January 2017 - January 2021	$(8.5)
Euro	23.2	1.4414	January 2017 - January 2021	0.1
British pound	2.4	1.7976	January 2017 - March 2018	0.2
Purchase contracts settled in United States dollars:
Japanese yen	1,726.3	0.0096	March 2017 - March 2019	$(1.4)
Euro	11.7	1.0767	January 2017 - April 2017	(0.2)
Sales contracts settled in United States dollars:
Japanese yen	3,276.7	0.0084	January 2017 - October 2017	$(0.9)
Euro	126.9	1.1270	January 2017 - April 2019	6.9

Cash flow hedges:

The Company applies cash flow hedge accounting when a foreign exchange contract is included in a qualifying hedging relationship as described in note 3(i)(iii).

The following table indicates the periods in which the cash flows associated with designated cash flow hedges are expected to occur and to impact earnings and the carrying amounts of the related hedging instruments:

			Maturing in			Maturing
	Carrying	Expected	less than	Maturing in	Maturing in	beyond
December 31, 2017	amount	cash flows	1 year	1 to 2 years	2 to 5 years	5 years
Foreign exchange forward contracts:
Assets	$3.8	$4.3	$3.0	$1.0	$0.3	$—
Liabilities	2.1	2.2	1.4	0.5	0.3	—

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

			Maturing in			Maturing
	Carrying	Expected	less than	Maturing in	Maturing in	beyond
December 31, 2016	amount	cash flows	1 year	1 to 2 years	2 to 5 years	5 years
Foreign exchange forward contracts:
Assets	$7.9	$8.1	$5.8	$1.6	$0.7	$—
Liabilities	4.6	4.7	3.1	0.8	0.8	—

Net investment hedges:

As at December 31, 2017, the Company had designated $271.0 million of its $2.0 billion Term Loan B as a hedge of its investment in certain U.S. subsidiaries. As of December 31, 2016, the Company had designated $50.0 million of its $100.0 million 2017 Term Notes and $21.0 million of foreign exchange sell contracts as a hedge of its investment in certain U.S. subsidiaries. Foreign exchange gains and losses arising from the translation of the designated portion of the Term Loan B are recognized in other comprehensive income to the extent that the hedges are effective and are recognized in the consolidated statements of earnings to the extent that the hedges are ineffective.

Foreign exchange sensitivity:

The following table presents the effect of the strengthening and weakening of various currencies (all other variables remaining constant) on the fair valuation of financial instruments as at December 31 and the corresponding effect on net earnings and other comprehensive income:

		Currency 1 strengthens 10%		Currency 1 weakens 10%
		against currency 2		against currency 2
			Effect on other		Effect on other
		Effect on	comprehensive	Effect on	comprehensive
Currency 1	Currency 2	net earnings	income	net earnings	income
December 31, 2017
U.S. dollar	Canadian dollar	$(7.6)	$(6.8)	$7.6	$6.8
British pound	Canadian dollar	—	0.1	—	(0.1)
Euro	Canadian dollar	(0.4)	(0.4)	0.4	0.4
New Zealand dollar	Canadian dollar	—	(0.1)	—	0.1
Euro	U.S. dollar	3.4	(1.4)	(3.4)	1.4
Japanese yen	U.S. dollar	0.2	—	(0.2)	—
December 31, 2016
U.S. dollar	Canadian dollar	$0.1	$(5.4)	$(0.1)	$5.4
Euro	Canadian dollar	(0.3)	(0.6)	0.3	0.6
Euro	U.S. dollar	4.9	(9.8)	(4.9)	9.8
Japanese yen	U.S. dollar	0.8	(2.5)	(0.8)	2.5

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(g)          Master netting agreements:

Certain of the Company’s derivative financial assets and liabilities are subject to master netting arrangements that do not meet the offsetting criteria under IAS 32 - Financial Instruments: Presentation as the Company does not have a current legally enforceable right to set off recognized amounts and the intention to settle on a net basis, the assets and liabilities, simultaneously. The right of offset is enforceable only on the occurrence of a future trigger such as a credit event.

The following table sets out the carrying amounts of foreign exchange forward contracts that are subject to the master netting agreements described above:

	Gross
	and net
	amounts	Financial
	in the	instruments	Amount
	consolidated	that are	if presented
December 31, 2017	balance sheet	not offset	net
Derivative financial assets:
Foreign exchange forward contracts	$9.9	$6.5	$3.4
Derivative financial liabilities:
Foreign exchange forward contracts	8.0	6.5	1.5

	Gross
	and net
	amounts	Financial
	in the	instruments	Amount
	consolidated	that are	if presented
December 31, 2016	balance sheet	not offset	net
Derivative financial assets:
Foreign exchange forward contracts	$12.5	$8.1	$4.4
Other derivative instruments	5.3	—	5.3
	17.8	8.1	9.7
Derivative financial liabilities:
Foreign exchange forward contracts	12.7	8.1	4.6
Other derivative instruments	1.9	—	1.9
	14.6	8.1	6.5

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

24.          Capital management:

The Company’s primary capital management objectives are to provide an adequate return to shareholders, provide adequate and efficient funding of operations, finance growth, preserve financial flexibility to benefit from potential opportunities as they arise and comply with borrowing covenants.

The Company defines capital as its share capital, contributed surplus and retained earnings.

	December 31,	December 31,
	2017	2016
Share capital	$1,550.3	$466.9
Contributed surplus	50.6	31.0
Retained earnings	261.8	208.8
	$1,862.7	$706.7

The Company regularly issues shares in relation to its long-term compensation plans, employee share purchase plan, and acquisitions. It also occasionally implements share repurchase programs that are approved by the Board of Directors.

The Company is required by its lenders under the Syndicated Credit Facility to maintain compliance with certain financial covenants.  These covenants include a maximum multiple of debt to EBITDA of 5.5 times (as at each quarter up to and including March 31, 2019, and decreasing thereafter), a minimum multiple of EBITDA to interest expense, and a maximum percentage of distributions to available cash flow.  As at December 31, 2017, the Company is compliant with these financial covenants.

The Company has term debt outstanding under its Syndicated Credit Facility.  Debt is also incurred as required under the Revolving Credit Facilities and is reduced as cash is generated from operations.  The Company has monetized some of its orbital receivables, applying the proceeds to reduce its debt, and retains the ability to securitize more orbital receivables in the future.

25.          Government assistance:

(a)          Investment tax credits:

During the year, the Company recognized investment tax credits of $31.6 million (2016 - $22.5 million) as a reduction of current expenses in direct costs, selling, general and administration of which $19.8 million (2016 - $11.6 million) related to expenses incurred in prior years. The Company also recognized $1.0 million as a reduction of the cost of intangible assets during the year (2016 - $1.9 million). The Company has investment tax credits of approximately $66.4 million (2016 - $40.6 million) available to offset future Canadian Federal and Provincial income taxes payable which expire between 2026 and 2037. Investment tax credits are only recognized in the financial statements when the recognition criteria have been met as described in note 3(g).

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(b)          Government grants:

(i)           Investissement Québec:

On November 15, 2010, the Company signed a non-refundable contribution agreement ("Grant") and an interest free refundable contribution agreement (“Interest Free Loan”) with Investissement Québec ("IQ") relating to the expansion of the plant ("Project") at its Sainte-Anne-de-Bellevue subsidiary.

Under the Grant, the Company was eligible to receive funding for certain Project expenditures incurred from January 1, 2010 to December 31, 2012 to a maximum of $7.2 million (C$9.0 million). As at December 31, 2017, the Company has received the maximum eligible funding of $7.2 million (C$ 9.0 million) under the Grant. Payments made from the Grant can become conditionally repayable if certain average employment targets are not met from January 1, 2012 to December 31, 2018. As at December 31, 2017, the Company has met the required employment targets.

Under the Interest Free Loan, the Company was eligible to receive interest free repayable funding for certain eligible Project expenditures incurred from January 1, 2010 to December 31, 2015 to a maximum of $7.2 million (C$9.0 million). As at December 31, 2017, the Company has received the maximum of $7.2 million (C$9.0 million) under the Interest Free Loan. The loan is repayable in 84 equal and consecutive monthly installments beginning three years subsequent to the receipt of the first disbursement on February 1, 2013. The Company began repaying the loan in the first quarter of 2016. For the year ended December 31, 2017, the Company repaid $1.0 million (2016 - $0.9 million) for the Interest Free Loan. As at December 31, 2017, the discounted Interest Free Loan payable balance of $4.8 million is recorded in financial liabilities (December 31, 2016 - $5.2 million).

(ii)          Technology Demonstration Program:

On May 5, 2016, the Company was awarded a contribution agreement valued at $43.0 million (C$54.0 million) by Innovation, Science and Economic Development under the Technology Demonstration Program (“TDP”). The TDP program contributes funding towards large-scale research and development projects that typically require the integration of several different technologies and the coordination of activities of many partners. The Company will coordinate with a team of Canadian partners, both in industry and academia, to develop innovative technology for space communications and space surveillance. Under the agreement, the Company and its partners can claim 50% of eligible costs up to $86.1 million (C$108.0 million) for the period August 12, 2014 through to March 31, 2021. Of this total, the Company is eligible to receive a maximum contribution of $25.1 million (C$31.5 million) based on 50% of eligible costs up to $50.2 million (C$63.0 million). During the year, the Company recorded a recovery against direct costs, selling, general and administration of $12.5 million (2016 - $8.9 million) for its portion of 50% of eligible costs incurred over the period October 2016 to September 2017.  For the year ended December 31, 2017, the Company received proceeds of $10.1 million (2016 - $4.5 million) in respect of its claim for 50% of eligible expenditures over the period April 2016 to June 2017.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(iii)         Government of Canada:

The Company’s Canadian operations have traditionally received funding under contract from the Government of Canada under several programs that support the development of new commercial technologies and products for delivery to customers of the Government of Canada. This funding is subject to possible repayment in the form of royalties, generally not exceeding 5% of future revenues, on commercialization of that intellectual property by the Company. For the years ended December 31, 2017 and 2016, no funding was received under these programs.

26.          Income taxes:

The Tax Cuts and Jobs Act ("2017 Act") was enacted on December 22, 2017. The 2017 Act includes a broad range of tax reform proposals affecting businesses, including a reduction in the U.S. federal corporate tax rate from 35% to 21%, a one-time mandatory deemed repatriation tax on earnings of certain foreign subsidiaries that were previously tax deferred, limitations on interest expense deductions, a new base erosion focused minimum tax applicable to certain payments to foreign related parties and the creation of new taxes on earnings of non-US subsidiaries.

For the year ended December 31, 2017, the Company has not finalized the accounting for the tax effects of the enactment of the 2017 Act. However, the Company has made a reasonable estimate of the impact of the 2017 Act on the Company’s existing deferred tax balances and the one-time mandatory deemed repatriation tax. The Company’s deferred tax balances for its US subsidiaries have been re-measured based on the newly enacted tax rates at which the deferred tax assets and liabilities are expected to reverse in future fiscal years. The impact of this re-measurement and the provision for the one-time mandatory deemed repatriation tax was not material.

For other elements of tax expense noted below, the Company has not been able to make a reasonable estimate and continues to account for such items based on the provisions of the tax laws that were in effect immediately prior to the 2017 Act. As the Company finalizes the accounting for the tax effects of the enactment of the 2017 Act, the Company expects to reflect adjustments to the recorded provisional amounts and record additional tax effects of the 2017 Act.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(a)          Income tax expense is comprised of the following:

	For the year ended
	December 31,
	2017	2016
Current tax expense:
Current period	$16.3	$20.3
Adjustment for prior periods	2.3	6.7
	18.6	27.0
Deferred tax expense:
Origination and reversal of temporary differences	(38.0)	(4.4)
Change in unrecognized deductible temporary differences	5.2	1.4
Change in tax rate	0.3	(0.1)
Recognition of previously unrecognized tax losses	(122.4)	—
	(154.9)	(3.1)
Income tax expense (recovery)	$(136.3)	$23.9

(b)          A reconciliation of income taxes at statutory rates to actual income tax expense (recovery) is as follows:

	For the year ended
	December 31,
	2017	2016
Statutory Federal and Provincial tax rate in Canada	26.00%	26.00%
Income tax expense at the statutory tax rate	$(9.3)	$33.7
Foreign earnings subject to different rates	(13.0)	(6.1)
Change in statutory rates	3.9	—
Change in unrecognized deferred tax assets	(122.0)	(0.6)
Foreign exchange differences	(3.4)	(1.1)
Share-based compensation	2.3	1.8
Other permanent differences	5.2	(3.8)
	$(136.3)	$23.9

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(c)          Unrecognized deferred tax assets:

Deferred tax assets have not been recognized in respect of the following temporary differences:

	December 31,	December 31,
	2017	2016
Tax losses	$177.6	$254.1
Other deductible temporary differences	90.4	138.3
	$268.0	$392.4

(d)          Recognized deferred tax assets and liabilities:

Deferred tax assets and liabilities are attributable to the following:

December 31, 2017	Assets	Liabilities	Net
Construction contract assets and liabilities	$87.6	$(8.4)	$79.2
Property, plant and equipment	177.8	(20.6)	157.2
Intangible assets and goodwill	9.2	(553.8)	(544.6)
Investment tax credits	11.1	(15.3)	(4.2)
Derivative financial instruments	5.0	(1.5)	3.5
Trade and other payables	26.6	—	26.6
Employee benefits	61.6	—	61.6
Tax loss carry forwards	216.9	—	216.9
Other items	11.2	(2.7)	8.5
Tax assets (liabilities)	607.0	(602.3)	4.7
Set off of tax	(498.7)	498.7	—
Net tax assets (liabilities)	$108.3	$(103.6)	$4.7

December 31, 2016	Assets	Liabilities	Net
Construction contract assets and liabilities	$4.3	$(4.0)	$0.3
Property, plant and equipment	0.1	(0.4)	(0.3)
Intangible assets and goodwill	0.8	(7.0)	(6.2)
Investment tax credits	8.3	(10.6)	(2.3)
Derivative financial instruments	0.2	(0.8)	(0.6)
Trade and other payables	2.3	—	2.3
Employee benefits	5.7	—	5.7
Tax loss carry forwards	4.7	—	4.7
Other items	0.2	(0.1)	0.1
Tax assets (liabilities)	26.6	(22.9)	3.7
Set off of tax	(11.6)	11.6	—
Net tax assets (liabilities)	$15.0	$(11.3)	$3.7

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(e)          Movement in temporary differences during the year:

			Recognized	Acquired in
	Balance,	Recognized	in other	business	Foreign	Balance,
	December 31,	in statement	comprehensive	combination	currency	December 31,
	2016	of earnings	income	(note 9)	translation	2017
Construction contract assets and liabilities	$0.3	$(46.3)	$—	$125.3	$(0.1)	$79.2
Property, plant and equipment	(0.3)	74.9	—	82.3	0.3	157.2
Intangible assets and goodwill	(6.2)	(12.9)	—	(525.0)	(0.5)	(544.6)
Investment tax credits	(2.3)	43.8	—	(45.7)	—	(4.2)
Derivative financial instruments	(0.6)	0.5	0.9	2.7	—	3.5
Trade and other payables	2.3	17.6	—	6.5	0.2	26.6
Employee benefits	5.7	43.9	(5.6)	17.3	0.3	61.6
Tax loss carry forwards	4.7	76.1	—	135.6	0.5	216.9
Other items	0.1	(42.7)	0.1	51.4	(0.4)	8.5
	$3.7	$154.9	$(4.6)	$(149.6)	$0.3	$4.7

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

			Recognized
	Balance,	Recognized	in other	Foreign	Balance,
	December 31,	in statement	comprehensive	currency	December 31,
	2015	of earnings	income	translation	2016
Construction contract assets and liabilities	$1.1	$(0.9)	$—	$0.1	$0.3
Property, plant and equipment	0.2	(0.5)	—	—	(0.3)
Intangible assets and goodwill	(6.1)	0.1	—	(0.2)	(6.2)
Investment tax credits	(6.4)	4.4	—	(0.3)	(2.3)
Derivative financial instruments	(1.1)	0.4	0.1	—	(0.6)
Trade and other payables	3.7	(1.5)	—	0.1	2.3
Employee benefits	5.6	(0.7)	0.6	0.2	5.7
Tax loss carry forwards	2.3	2.4	—	—	4.7
Other items	0.6	(0.6)	—	0.1	0.1
	$(0.1)	$3.1	$0.7	$—	$3.7

(f)           As at December 31, 2017, the Company has non-capital losses carried forward for tax purposes totaling approximately $795.6 million that are available to reduce taxable income of future years. These non-capital losses carried forward expire as follows:

2019	$0.1
2026	1.1
2027	0.7
2028	9.7
2029	1.1
2030	41.6
2031	12.3
2032	171.9
2033	21.0
2034	15.6
2035	56.5
2036	60.2
2037	401.1
No Expiry	2.7
$795.6

The Company also has net capital losses carried forward of approximately $110.0 million that are available to offset capital gains of future years.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(g)          As at December 31, 2017, the Company had taxable temporary differences relating to investments in subsidiaries of $11.6 million (December 31, 2016 - $63.9 million) that were not recognized because the Company controls the timing of the reversal of the temporary differences and it is satisfied that they will not be reversed in the foreseeable future.

27.          Contingencies and commitments:

(a)          As at December 31, 2017, the Company is committed under legally enforceable agreements for purchases and rental payments for amounts as follows:

	Purchase	Operating
	obligations	leases	Total
2018	$370.2	$38.0	$408.2
2019	286.6	35.1	321.7
2020	117.7	29.0	146.7
2021	16.6	26.9	43.5
2022	13.8	23.3	37.1
Thereafter	13.8	102.5	116.3
	$818.7	$254.8	$1,073.5

Purchase obligations relate to commitments for purchases of property, plant and equipment, intangible assets and operating expenses. Operating leases include minimum rental payments primarily for office space, manufacturing facilities, and equipment.

For the year ended December 31, 2017, the Company has recorded total lease expenses of $37.2 million (2016 - $32.7 million) in the statement of earnings.

(b)          As at December 31, 2017, the Company’s banks have issued letters of credit for $108.0 million (2016 - $83.7 million) of which $77.9 million (2016 - $69.5 million) is guaranteed by Export Development Canada, a Canadian government corporation.

(c)          As noted in note 3(d)(i), satellite construction contracts may include performance incentives whereby payment for a portion of the purchase price of the satellite is contingent upon in-orbit performance of the satellite. The Company’s ultimate receipt of orbital performance incentives is subject to the continued performance of its satellites generally over the contractually stipulated life of the satellites. A complete or partial loss of a satellite’s functionality can result in loss of orbital receivable payments or repayment of amounts received by the Company under a warranty payback arrangement. The Company generally receives the present value of the orbital receivables if there is a launch failure or a failure caused by a customer error, but will forfeit some or all of the orbital receivables if the loss is caused by satellite failure or as a result of Company error. The Company recognizes orbital performance incentives in the financial statements based on the amounts that are expected to be received and believes that it will not incur a material loss relating to the incentives recognized.

(d)          In November 2017, certain purported former holders of DigitalGlobe series A convertible preferred stock and certain purported former holders of shares of DigitalGlobe common stock filed petitions for appraisal of the value of their purported holdings of DigitalGlobe common and preferred stock as of the date of the Company's acquisition of DigitalGlobe (note 9). DigitalGlobe is named as a respondent in the lawsuits, and filed answers to the lawsuits in December 2017.

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(e)          The Company enters into agreements in the ordinary course of business with resellers and others. Most of these agreements require the Company to indemnify the other party against third-party claims alleging that one of its products infringes or misappropriates a patent, copyright, trademark, trade secret or other intellectual property right. Certain of these agreements require the Company to indemnify the other party against claims relating to property damage, personal injury or acts or omissions by the Company, its employees, agents or representatives.

(f)          From time to time, the Company has made guarantees regarding the performance of its systems to its customers. Some of these agreements do not limit the maximum potential future payments the Company could be obligated to make. The Company evaluates and estimates potential losses from such indemnification based on the likelihood that the future event will occur. To date, the Company has not incurred any material costs as a result of such obligations and has not accrued any liabilities related to such indemnification and guarantees in the consolidated financial statements.

(g)         The Company has entered into industrial cooperation agreements, sometimes referred to as offset agreements, as a condition to entering into contracts for its products and services from certain customers in foreign countries. These agreements are designed to return economic value to the foreign country and may be satisfied through activities that do not require a direct cash payment, including transferring technology, providing manufacturing, training and other consulting support to in-country projects. These agreements may provide for penalties in the event the Company fails to perform in accordance with offset requirements. The Company has historically not been required to pay any such penalties.

(h)         The Company is a party to various other legal proceedings and claims that arise in the ordinary course of business as either a plaintiff or defendant. The Company analyzes all legal proceedings and the allegations therein. The outcome of any of these other proceedings, either individually or in the aggregate, is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

28.          Related party transactions:

The President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer have employment agreements which provide severance and change of control benefits. Upon termination or change of control, these executives are entitled to lump sum payments between two and one-half and three years’ compensation.

Compensation expense for the Company’s directors and Named Executive Officers is as follows:

	For the year ended
	December 31,
	2017	2016
Salaries and other benefits	$9.4	$8.2
Post-employment benefits	1.5	0.5
Share-based payments	5.2	16.8
	$16.1	$25.5

In 2016, the Company recognized an executive compensation settlement of $14.2 million to its former President and Chief Executive Officer (note 8).

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

29.          Supplemental cash flow information:

(a)          Changes in operating assets and liabilities:

	For the year ended
	December 31,
	2017	2016
Trade and other receivables	$64.4	$45.7
Construction contract assets	(40.1)	58.7
Financial assets, other	41.2	(45.0)
Inventories	1.1	1.4
Current tax assets	(37.4)	(25.3)
Non-financial assets	31.5	(4.0)
Orbital receivables	(5.8)	(8.7)
Trade and other payables	(17.6)	22.4
Financial liabilities, other	4.7	(11.2)
Provisions	11.8	(0.2)
Construction contract liabilities	(39.7)	(147.9)
Employee benefits	(24.1)	3.0
Non-financial liabilities	(32.5)	(8.1)
	$(42.5)	$(119.2)

(b)          Cash and cash equivalents on the consolidated statements of cash flows are comprised of the following:

	For the year ended
	December 31,
	2017	2016
Cash and cash equivalents	$19.1	$14.1
Bank overdraft	—	(17.9)
	$19.1	$(3.8)

(c)          Acquisition of DigitalGlobe, net of cash acquired in the investing activities section of the consolidated statement of cash flows is comprised of the following:

For the
year ended
December 31, 2017
Investing activities:
Acquisition of DigitalGlobe	$(1,131.0)
Repayment of DigitalGlobe long-term debt	(1,266.0)
Settlement of DigitalGlobe transaction costs	(46.6)
Cash acquired	170.6
$(2,273.0)

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

(d)          Reconciliation of liabilities arising from financing activities:

			Obligations
			under
	Long-term	Securitization	finance	Financial
	debt	liability	leases	liabilities	Total
Balance as at January 1, 2017	$596.0	$121.2	$4.7	$5.2	$727.1

Changes from financing cash flows:
Repayment of revolving loan facility and other long-term debt	(421.4)	—	—	—	(421.4)
Repayment of 2017 Term notes	(100.0)	—	—	—	(100.0)
Repayment of 2024 Term notes	(256.3)	—	—	—	(256.3)
Payments on finance leases	—	—	(4.5)	—	(4.5)
Interest paid on long-term debt	(40.5)	—	—	—	(40.5)
Settlement of securitization liability, including interest	—	(21.8)	—	—	(21.8)
Repayment of interest free government assistance	—	—	—	(1.0)	(1.0)
Total changes from financing cash flows	(818.2)	(21.8)	(4.5)	(1.0)	(845.5)
Issuance of long-term debt related to acquisition, net of financing fees (note 9)	3,096.7	—	—	—	3,096.7
The effect of changes in foreign exchange rates	4.7	—	0.4	0.3	5.4

Liability related changes:
Amortization of financing fees	2.2	—	—	—	2.2
New finance leases	—	—	7.3	—	7.3
Finance leases acquired	—	—	10.6	—	10.6
Loss from early extinguishment of debt	20.4	—	—	—	20.4
Finance expense	40.4	6.9	0.3	0.3	47.9
Total liability related other changes	63.0	6.9	18.2	0.3	88.4

Balance as at December 31, 2017	$2,942.2	$106.3	$18.8	$4.8	$3,072.1

MAXAR TECHNOLOGIES LTD.

(formerly known as MacDonald, Dettwiler and Associates Ltd.)

Notes to Consolidated Financial Statements

(Tabular amounts in millions of United States dollars, except shares, share-based compensation awards, and per share amounts)

Years ended December 31, 2017 and 2016

30.          Subsequent event:

On February 22, 2018, the Company declared a quarterly dividend of C$0.37 per common share payable on March 29, 2018 to shareholders of record at the close of business on March 15, 2018.

INVESTOR INFORMATION

Incorporation

Maxar Technologies Ltd. Incorporated February 3, 1969

Transfer Agent

COMPUTERSHARE INVESTOR SERVICES INC.

510 Burrard Street, 3rd Floor Vancouver, British Columbia Canada V6C 3B9 Telephone: (604) 661-9400

Fax: (604) 661-9401

Auditors

KPMG LLP, Chartered Professional Accountants

Investor Relations

Email: investor@maxar.com

Stock Listing

Maxar Technologies Ltd.

the Toronto Stock Exchange and New York Stock Exchange under the symbol MAXR.

Registered Company Office

Maxar Technologies Ltd.

Suite 1700, 666 Burrard Street Vancouver, British Columbia Canada V6C 2X8

Telephone: (604) 974-5275

Fax: (604) 974-5807

www.maxar.com

Please visit our website for other Maxar office locations

BOARD OF DIRECTORS	SELECTED OFFICERS

Robert L. Phillips	Howard L. Lance
West Vancouver, British Columbia	President and Chief Executive Officer
Chairman of the Board
Corporate Director	Anil Wirasekara
Interim Chief Financial Officer
Howard L. Lance
San Francisco, California	Michelle Kley
President and Chief Executive Officer	Senior Vice President, General Counsel and Corporate Secretary
Maxar Technologies Ltd.

Dennis H. Chookaszian
Wilmette, Illinois
Chairman of the Audit Committee
Corporate Director

Nick S. Cyprus
Mahwah, New Jersey
Corporate Director

Howell M. Estes, III
Colorado Springs, Colorado
Corporate Director

Lori B. Garver
McLean, Virginia
Chairman of the Governance and Nominating Committee
General Manager, Air Line Pilots Association

Joanne O. Isham
Alexandria, Virginia
Corporate Director

C. Robert Kehler
Alexandria, Virginia
Corporate Director

Brian G. Kenning
Vancouver, British Columbia
Corporate Director

L. Roger Mason, Jr.
Alexandria, Virginia
Corporate Director
President, Space, Intelligence & Cyber Sector, Peraton

Eric J. Zahler
New York, New York
Chairman of the Human Resources and Management Compensation Committee
Managing Director, Sagamore Capital Group LLC